As filed with the Securities and Exchange Commission on January 8, 2016

Registration Statement No. 333-207329

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3

to

FORM SF-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CARMAX AUTO FUNDING LLC

(Depositor for the Trusts described herein)

(Exact Name of Registrant as Specified in its Charter)

Delaware	01-0794037	333-107925	0001259380
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)	(Commission File Number of Depositor)	(Central Index Key Number of Depositor)

12800 Tuckahoe Creek Parkway, Suite 400

Richmond, Virginia 23238

(804) 935-4512

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CARMAX BUSINESS SERVICES, LLC

(Exact Name of Sponsor as Specified in its Charter)

0001601902

(Central Index Key Number of

Sponsor)

Thomas W. Reedy

President

CarMax Auto Funding LLC

12800 Tuckahoe Creek Parkway, Suite 400

Richmond, Virginia 23238

(804) 935-4512

(Name, address, including zip code, and telephone

number, including area code, of agent for service)

Copy to:

Kenneth P. Morrison, P.C. James J. Antonopoulos Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2000	Stuart M. Litwin, Esq. Angela M. Ulum, Esq. Mayer Brown LLP 71 S. Wacker Drive Chicago, IL 60606 (312) 701-7373
(Counsel to Registrant and Sponsor)	(Counsel to Underwriters)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement as determined by market conditions.

If any of the securities being registered on this Form SF-3 are to be offered pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form SF-3 is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form SF-3 is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Asset-backed Notes	(2)(3)	(2)(3)	(2)(3)	(2)(3)

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	The Registrant previously registered $14,000,000,000 of securities under the Registrant’s existing registration statement, file number 333-189212, filed on June 10, 2013 (the “Prior Registration Statement”). As of the date of this filing, $3,698,000,000 of such securities remain unsold (the “Terminated Securities”). Pursuant to Rule 457(p) of the Securities Act of 1933, the registration fee in connection with the Terminated Securities, in the amount of $504,407.20 (the “Unused Filing Fee”), is offset against the registration fees due in connection with the registration of $5,009,008,937.44 of asset-backed notes under this Registration Statement. The offering of the Terminated Securities under the Prior Registration Statement will be terminated and will be withdrawn upon the effectiveness of this Registration Statement.
(3)	An unspecified additional amount of asset backed notes of each identified class is also being registered as may from time to time be offered at unspecified prices after the Registrant uses all Unused Filing Fees. The Registrant is deferring payment of all of the registration fees for such additional asset backed notes in accordance with Rule 456(c) and 457(s) of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer and sale is not permitted.

Subject to Completion, dated [            ], 20[    ]

PROSPECTUS

$[        ]

CarMax Auto Owner Trust 20[    ]-[    ]

Issuing Entity or Trust (Central Index Key Number: [    ])

	Initial Principal Amount	Interest Rate[(1)]	Final Scheduled Payment Date
Class A-1 Asset-backed Notes	$	%
Class A-2 Asset-backed Notes	$	%
Class A-3 Asset-backed Notes	$	%
Class A-4 Asset-backed Notes	$	%
Class B Asset-backed Notes[(2)]	$	%
Class C Asset-backed Notes[(2)]	$	%
Class D Asset-backed Notes[(2)]	$	%

[(1)]	[The interest rate for each class of notes will [either] be [a fixed rate][, ][a floating rate ][or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche]. If the interest rate is a floating rate, the rate will be based on LIBOR.] For a description of how interest will be calculated for any floating rate tranche of notes, see “Description of the Notes—Payments of Interest” in this prospectus. [If the issuing entity issues any floating rate notes, it will enter into a corresponding interest rate [swap][cap] transaction with respect to each class or tranche of floating rate notes with the [swap][cap] counterparty.] [The issuing entity expects that the principal balance of any floating rate tranche will not exceed $[ ].]]
[(2)]	[All or a portion of the Class [ ] Notes may be initially retained by the depositor.][In addition to retaining [[ ]% of] the beneficial interest in the issuing entity represented by the certificates, the depositor initially will retain or convey to an affiliate [ ]% of the principal amount of each class of notes in satisfaction of the risk retention obligations of the sponsor as described under “Credit Risk Retention” in this prospectus.]

CarMax Business Services, LLC Sponsor and Servicer (Central Key Index Number: 0001601902) CarMax Auto Funding LLC Depositor and Seller (Central Key Index Number: 0001259380)

You should carefully read the risk factors beginning on page 14 of this prospectus.

The notes are asset-backed securities. The notes will be obligations of the issuing entity only and will not be obligations of or interests in CarMax, Inc., CarMax Business Services, LLC, CarMax Auto Funding LLC or any of their affiliates other than the issuing entity. Neither the notes nor the receivables are insured or guaranteed by any government agency.

The following classes of notes are offered pursuant to this prospectus.

	Price		Underwriting Discounts		Net Proceeds to the Depositor(1)
Class A-1 Asset-backed Notes	$	(%)	$	(%)	$	(%)
Class A-2 Asset-backed Notes	$	(%)	$	(%)	$	(%)
Class A-3 Asset-backed Notes	$	(%)	$	(%)	$	(%)
Class A-4 Asset-backed Notes	$	(%)	$	(%)	$	(%)
Class B Asset-backed Notes	$	(%)	$	(%)	$	(%)
Class C Asset-backed Notes	$	(%)	$	(%)	$	(%)
Class D Asset-backed Notes	$	(%)	$	(%)	$	(%)
Total	$		$		$

(1)	The net proceeds to the depositor exclude expenses, estimated at $[ ].

The notes are payable solely from the assets of the issuing entity, which consist primarily of a pool of motor vehicle retail installment sale contracts. The credit enhancement for the notes will be subordination, overcollateralization, a reserve account and excess collections on the receivables.

The trust will pay interest and principal on the notes monthly on the [15th] day of each month or, if the [15th] day is not a business day, on the next business day, beginning [            ], 20[    ]. The price of the notes will also include accrued interest, if any, from the date of initial issuance. The trust generally will pay principal sequentially to each class of notes in order of seniority (starting with the class A-1 notes) until each class is paid in full.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the notes [(other than any notes retained by the depositor)], in book-entry form only, will be made through The Depository Trust Company against payment in immediately available funds, on or about [            ], 20[    ].

Joint Bookrunners of the Class A, B, C and D Notes

[ ]	[ ]	[ ]

Co-Managers of the Class A Notes

[ ]	[ ]	[ ]

The date of this Prospectus is             , 20[    ].

[To be included in Rule 424(h) filing of each pay-as-you-go takedown:

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee(2)[(3)]
Asset-backed Notes	$[ ]	100%	$[ ]	[ ]

(1)	Estimated solely for the purpose of calculating registration fee.
(2)	Description of calculation of registration fee to be included pursuant to Rules 456(c) and 457(s) of the Securities Act of 1933.
(3)	[Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $[ ] have already been paid with respect to $[ ] of securities that were previously registered by the depositor pursuant to Registration Statement No. 333-189212, which was initially filed on June 10, 2013, and are being offset against the registration fee due for the asset-backed notes registered hereunder.]]

i

ii

iii

READING THIS PROSPECTUS

This prospectus provides information about the issuing entity, CarMax Auto Owner Trust 20[    ]-[    ], and the terms and conditions that apply to the Notes to be issued by the issuing entity. We suggest you read this prospectus in its entirety.

Capitalized terms used in this prospectus are defined in the Glossary of Terms which begins at the end of this prospectus.

We include cross-references to sections in this document where you can find further related discussions. Refer to the Table of Contents in this prospectus to locate the referenced sections.

You should rely only on information on the Notes provided in this prospectus, including any information incorporated by reference. We have not authorized anyone to provide you with different information.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

CarMax Auto Funding LLC, as the depositor of CarMax Auto Owner Trust 20[    ]-[    ], has filed a registration statement with the SEC under the Securities Act. The registration statement includes information not included in this prospectus. For so long as any trust is required to file reports under the Exchange Act, the Servicer will file with the SEC, with respect to that trust, annual reports on Form 10-K, monthly distribution reports on Form 10-D, [monthly asset level data files and related documents on Form ABS-EE,] any required current reports on Form 8-K and any amendments to those reports. These reports will not be made available on a website by CarMax Auto Funding LLC, the Servicer or any other party as these reports can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC and can also be viewed electronically through the EDGAR system at the SEC’s website described below. You may obtain a free copy of any such report by request to CarMax Auto Funding LLC.

You may inspect and copy the registration statement at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the public reference facilities by calling the SEC at 1-800-732-0330. Also, the SEC maintains the EDGAR system at its website (http://www.sec.gov) which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information filed with it by CarMax Auto Funding LLC on behalf of the Trust, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information incorporated by reference that we file later with the SEC will automatically update the information in this prospectus. In all cases, you should rely on the later information incorporated by reference over different information included in this prospectus. [The Trust incorporates the asset level data and information included as exhibits to the Form ABS-EE filed with the SEC by the date of filing of this prospectus with the SEC]. The Trust [also] incorporates by reference any current reports on Form 8-K later filed by or on behalf of the trust before the termination of the offering of the Notes. Any Form ABS-15G furnished by CarMax Auto Funding LLC pursuant to Rule 15Ga-2 of the Exchange Act is not and will not be incorporated by reference into this prospectus or the registration statement.

COPIES OF THE DOCUMENTS

You may obtain a free copy of any or all of the documents incorporated by reference into this prospectus if:

•	you received this prospectus; and

•	you request such copies from CarMax Auto Funding LLC, 12800 Tuckahoe Creek Parkway, Suite 400, Richmond, Virginia 23238; telephone: (804) 935-4512.

You may obtain copies of exhibits to the documents filed by us with the SEC only if such exhibits are specifically incorporated by reference in such documents. You may also read and copy these materials at the public reference facility of the SEC in Washington, D.C. or at http://www.sec.gov as referred to above.

FORWARD-LOOKING STATEMENTS

Any projections, expectations and estimates contained in this prospectus are not purely historical in nature but are forward-looking statements based upon information and certain assumptions CarMax Business Services, LLC and the depositor consider reasonable, are subject to uncertainties as to circumstances and events that have not as yet taken place and are subject to material variation. You can identify these forward-looking statements by use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “predict,” “should,” “will” and other similar expressions, whether in the negative or affirmative. Any forward-looking statements made in this prospectus speak only as of the date stated on the cover of this prospectus. CarMax Business Services, LLC and the depositor undertake no obligation to revise any forward-looking statements made herein after the date they are made, regardless of changes in economic conditions, portfolio or asset pool performance or other circumstances or developments that may arise after the date of this prospectus.

TRANSACTION OVERVIEW

The following diagram identifies the transaction parties and the principal transaction documents. A form of each of these principal documents has been filed as an exhibit to the registration statement that includes this prospectus, but the forms of such principal documents do not describe the specific terms of the notes. A copy of the final forms of the principal documents under which the notes will be issued will be filed with the SEC no later than the date of the filing of the final prospectus.

1	The trust agreement will create the trust as a Delaware statutory trust, establish the terms of the certificates, provide for the issuance of the certificates to the depositor, direct how payments are to be made on the certificates, establish the rights of the certificateholders and establish the rights and duties of the owner trustee.
2	The receivables purchase agreement will transfer the receivables from the sponsor to the depositor, contain representations and warranties of the sponsor concerning the receivables and require the sponsor to repurchase receivables as to which certain representations and warranties are breached.
3	The sale and servicing agreement will transfer the receivables from the depositor to the trust, contain representations and warranties of the depositor concerning the receivables, require the depositor to repurchase receivables as to which certain representations and warranties are breached, appoint the servicer [and the backup servicer], establish the rights and duties of the servicer [and the backup servicer], require the servicer to purchase receivables as to which certain servicing covenants are breached and provide for compensation of the servicer [and the backup servicer].
[4	[The interest rate swap agreement will provide for the making of fixed rate interest payments by the trust and floating rate interest payments by the swap counterparty.] [The interest rate cap agreement will require the cap counterparty to pay the trust an amount based on the notional amount of the cap and [the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to LIBOR plus an applicable spread, which amount will not be less than zero].]]
[5]	The underwriting agreement will provide for the sale of the notes by the depositor to the underwriters and the offer of the notes by the underwriters to investors. [All or a portion of the Class [ ] Notes may be initially retained by the depositor.] [In addition to retaining [[ ]% of] the beneficial interest in the issuing entity represented by the certificates, the depositor initially will retain or convey to an affiliate [ ]% of the principal amount of each class of notes in satisfaction of the risk retention obligations of the sponsor as described under “Credit Risk Retention” in this prospectus.]
[6]	The indenture will provide for the pledge of the receivables by the trust to the indenture trustee, establish the terms of the notes, provide for the issuance of the notes to the depositor, direct how payments are to be made on the notes, establish the rights of the noteholders and establish the rights and duties of the indenture trustee.
[7]	If the delinquency trigger and voting requirements described under “The Asset Representations Review Agreement” are met, the asset representations review agreement will provide for the review by the asset representations reviewer of all delinquent receivables that are 60 days or more delinquent to determine if certain representations and warranties were satisfied as of the closing date (or such other date as indicated in the related representations and warranties).

SUMMARY OF THE NOTES AND THE TRANSACTION STRUCTURE

This summary describes the main terms of the notes and this securitization transaction. This summary does not contain all of the information that may be important to you. To fully understand the terms of the notes and this securitization transaction, you will need to read this prospectus in its entirety. Material risks of ownership of the notes are discussed under the heading “Risk Factors” in this prospectus.

Transaction Overview

CarMax Business Services, LLC, a Delaware limited liability company, will sell to CarMax Auto Funding LLC pursuant to the receivables purchase agreement a pool of receivables consisting of motor vehicle retail installment sale contracts originated by certain affiliates of CarMax Business Services, LLC under its primary underwriting program. CarMax Auto Funding LLC will sell the receivables to the trust pursuant to the sale and servicing agreement in exchange for the notes and the certificates. CarMax Auto Funding LLC will use the net proceeds from the sale of the notes to pay CarMax Business Services, LLC for the receivables. The trust will rely upon collections on or in respect of the receivables and the funds on deposit in certain accounts to make payments on the notes. The trust will be solely liable for the payment of the notes. The notes will be obligations of the trust secured solely by the assets of the trust. The notes will not represent interests in or obligations of CarMax, Inc., CarMax Business Services, LLC, CarMax Auto Funding LLC or any other person or entity other than the trust. Neither the notes nor the receivables are insured or guaranteed by any governmental entity or any other person or entity.

Transaction Parties

Sponsor and Servicer

CarMax Business Services, LLC is the sponsor of this securitization transaction and will service the receivables on behalf of the trust. The servicer will agree with the trust to be responsible for servicing, managing, maintaining custody of and making collections on the receivables. CarMax Business Services, LLC’s principal executive offices are located at 12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238, and its telephone number is (804) 747-0422.

Depositor and Seller

CarMax Auto Funding LLC, a Delaware limited liability company, will be the depositor and seller for this securitization transaction. CarMax Auto Funding LLC’s principal executive offices are located at

12800 Tuckahoe Creek Parkway, Suite 400, Richmond, Virginia 23238, and its telephone number is (804) 935-4512.

Issuing Entity or Trust

CarMax Auto Owner Trust 20[    ]-[    ], a Delaware statutory trust, will be the issuing entity or trust for this securitization transaction. The trust will be governed by an amended and restated trust agreement, dated as of [                    ], 20[    ], between CarMax Auto Funding LLC and [    ], as owner trustee.

Administrator

CarMax Business Services, LLC will act as administrator of the trust.

Owner Trustee

[                    ] will act as owner trustee of the trust.

Indenture Trustee [and Backup Servicer]

[                    ] will act as indenture trustee with respect to the notes [and will act as backup servicer pursuant to the sale and servicing agreement].

Asset Representations Reviewer

[                    ] will act as asset representations reviewer pursuant to the asset representations review agreement.

[[Swap][Cap] Counterparty]

[[        ] will be the [swap][cap] counterparty.]

Classes of Notes

The trust will issue the following classes of notes:

Note Class	Aggregate Principal Amount	Interest Rate Per Annum
A-1	$		%
A-2	$		%
A-3	$		%
A-4	$		%
B	$		%
C	$		%
D	$		%

[Only the class [    ] notes are being offered by this prospectus.] [All or a portion of the Class [    ] Notes may be initially retained by the depositor.] [In addition to retaining [[    ]% of] the beneficial interest in the issuing entity represented by the certificates, the depositor initially will retain [    ]% of the principal amount of each class of notes in satisfaction of the risk retention obligations on the sponsor. The depositor may transfer all or a portion of the retained notes to another majority-owned affiliate of the sponsor on or after the closing date. The portion of the notes that is intended to satisfy the requirements of the risk retention regulations will not be transferred or hedged except as permitted under the risk retention regulations. See “Credit Risk Retention” in this prospectus for more information.] You may purchase the notes only in book-entry form and will not receive your notes in definitive form. The notes [(other than any notes initially retained by the depositor)] will be issued in minimum denominations of $[5,000] and integral multiples of $[1,000] in excess of $[5,000]

[The interest rate for each class of notes will be [either] [a fixed rate][, ][a floating rate] [or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche]. For example, the class A-2 notes may be divided into a fixed rate tranche and a floating rate tranche, in which case the class A-2a notes will be fixed rate notes and a class A-2b notes will be a floating rate notes. If the interest rate is a floating rate, the rate will be based on LIBOR. We refer in this prospectus to notes that bear interest at a fixed rate as “fixed rate notes” and to notes that bear interest at a floating rate as “floating rate notes.”]

[For each class [or tranche] of floating rate notes, the trust will enter into a corresponding interest rate [swap][cap] transaction with the [swap][cap] counterparty.]

Terms of the Certificates

The trust will issue the CarMax Auto Owner Trust 20[    ]-[    ] certificates to CarMax Auto Funding LLC. The certificates are not being offered by this prospectus. The certificates will not bear interest and all payments in respect of the certificates will be subordinated to payments on the notes. The certificates generally will evidence the residual interest in the trust and the right to receive any excess amounts not needed on any distribution date to pay [the servicing fee and certain expenses of the servicer][, pay the backup servicer fee and certain expenses of the backup servicer] and the indenture trustee should it become successor servicer, make required payments on the notes and make deposits into the reserve account.

[Statistical Calculation Date]

[The statistical calculation date is the end of day on [            ], 20[    ], which is the date used in preparing the statistical information presented in this prospectus. As of the statistical calculation date, the pool balance was $[        ]. The receivables transferred to the trust on the closing date will have an aggregate principal balance of not less than $[        ] as of the cutoff date.]

Cutoff Date

The cutoff date is the end of day on [            ], 20[    ] [,which is the date used in preparing the statistical information presented in this prospectus. The receivables transferred to the trust on the closing date will have a pool balance of $[        ] as of the cutoff date.]

Closing Date

The closing date will be on or about [            ], 20[    ].

Distribution Dates

The [15th] day of each month (or, if the [15th] day is not a business day, the next succeeding business day). The first distribution date will be [            ], 20[    ].

Interest Accrual

Class A-1 Notes [and Floating Rate Notes]

“Actual/360,” accrued from and including the prior distribution date (or from and including the closing date, in the case of the first distribution date) to but excluding the current distribution date.

[Fixed Rate] Notes Other Than Class A-1 Notes

“30/360,” accrued from and including the [15th] day of the prior month (or from and including the closing date, in the case of the first distribution date) to but excluding the [15th] day of the current month (assuming each month has 30 days).

This means that, if there are no outstanding shortfalls in the payment of interest, the interest due on each distribution date will be the product of:

•	the outstanding principal amount of a class [or tranche] of notes;

•	the interest rate of that class [or tranche] of notes; and

•	(i) in the case of the class A-1 notes [and floating rate notes], the actual number of days in the interest period divided by 360; or

•	(ii) in the case of the other classes of notes, 30 (or, in the case of the first distribution date, assuming a closing date of [ ], 20[ ], [ ]) divided by 360.

Interest Payments

On each distribution date, to the extent of available funds, the trust will first pay interest to the class A notes pro rata without regard to numerical designation, then sequentially to the class B notes, class C notes and class D notes, respectively. If the notes have been accelerated following the occurrence of certain events of default under the indenture, the trust will not pay interest to a class of notes until each class of notes with a higher alphabetical designation has been paid in full.

For a more detailed description of the payment of interest, see “Description of the Notes—Payments of Interest” and “Application of Available Funds” in this prospectus.

Principal Payments

On each distribution date, unless the notes have been accelerated following the occurrence of an event of default under the indenture, the trust will pay, to the extent of available funds, principal, sequentially to the class A-1 notes, class A-2 notes, class A-3 notes, class A-4 notes, class B notes, class C notes and class D notes, respectively.

[If a class is split into a fixed rate tranche and a floating rate tranche, that class will be treated as a single class for the purpose of principal payments.]

If the notes have been accelerated following the occurrence of an event of default under the indenture, the trust will pay principal of the notes as described in “Application of Available Funds—Priority of Distributions (Post-Acceleration)” in this prospectus.

If not paid earlier, all principal and interest with respect to a class of notes will be payable in full on the final scheduled distribution date for that class. The final scheduled distribution dates for the notes are as follows:

Note Class	Final Scheduled Distribution Date
A-1	[ ], 20[ ]
A-2	[ ], 20[ ]
A-3	[ ], 20[ ]
A-4	[ ], 20[ ]
B	[ ], 20[ ]
C	[ ], 20[ ]
D	[ ], 20[ ]

[The final scheduled distribution dates described above are subject to change and may not be determined until the closing date. The depositor expects that, should the final scheduled distribution date change for any class, it will not change from the date described above by more than [two months].]

For a more detailed description of the payment of principal, see “Description of the Notes—Payments of Principal,” “Application of Available Funds” and “The Indenture—Rights Upon Event of Default” in this prospectus.

Priority of Distributions (Pre-Acceleration)

On each distribution date, unless the notes have been accelerated following the occurrence of an event of default under the indenture, from amounts received on or with respect to the receivables during the related collection period[, the [net] amount, if any, received by the trust under the interest rate [swap][cap] for that distribution date] and amounts withdrawn from the reserve account [(except that amounts withdrawn from the [risk retention reserve account][reserve account] will not be paid to CarMax Business Services, LLC or any of its affiliates in respect of amounts owing to the servicer or any noteholder to the extent that CarMax

Business Services, LLC or any of its affiliates is the servicer or a noteholder)], the trust will pay the following amounts in the following order of priority:

(1)	the servicing fee for the related collection period plus any overdue servicing fees for prior collection periods plus any nonrecoverable servicer advances not previously reimbursed will be paid to the servicer[, the backup servicer] or any [other] successor servicer, as applicable;

(2)	[pro rata, to (a)] [the backup servicer fee for the related collection period plus any overdue backup servicer fees for prior collection periods plus any unpaid indemnity amounts due to the backup servicer plus, ]if the [backup servicer][indenture trustee] has replaced CarMax Business Services, LLC as servicer, any unpaid indemnity amounts due to the [backup servicer][indenture trustee] as successor servicer, plus any unpaid transition expenses due in respect of the transfer of servicing to the [backup servicer][indenture trustee] will be paid to the [backup servicer][indenture trustee], provided that the aggregate amount of such indemnity amounts and transition expenses paid pursuant to this clause (2) shall not exceed $[ ]; [and (b) to the asset representations reviewer, all amounts due to the asset representations reviewer pursuant to the asset representations review agreement not previously paid by the servicer, up to a maximum of $[ ] per year;]

[(3)	the monthly swap payment amount will be paid to the swap counterparty;]

[(4)]	[pro rata,] interest on the class A notes [and any senior swap termination payment amounts owed by the trust will be paid to the swap counterparty];

[(5)]	principal of the notes in the amount by which the aggregate principal amount of the class A notes exceeds the pool balance as of the last day of the related collection period;

[(6)]	interest on the class B notes;

[(7)]	principal of the notes in the amount by which the sum of the aggregate principal amount of the class A notes and the class B notes exceeds the pool balance as of the last day of the related collection period less any amounts allocated to pay principal of the notes under clause ([5]) above;

[(8)]	interest on the class C notes;

[(9)]	principal of the notes in the amount by which the sum of the aggregate principal amount of the class A notes, the class B notes and the class C notes exceeds the pool balance as of the last day of the related collection period less any amounts allocated to pay principal of the notes under clauses ([5]) and ([7]) above;

[(10)]	interest on the class D notes;

[(11)]	principal of the notes in an amount equal to the amount by which the sum of the aggregate principal amount of the class A notes, the class B notes, the class C notes and the class D notes exceeds the pool balance as of the last day of the related collection period less any amounts allocated to pay principal of the notes under clauses ([5]), ([7]) and ([9]) above;

[(12)]	the amount, if any, necessary to fund the reserve account up to the required amount will be paid to the reserve account;

[(13)]	principal of the notes in an amount equal to the lesser of the aggregate principal amount of the notes and the amount by which the sum of the aggregate principal amount of the notes and the overcollateralization target amount for that distribution date, described under “—Credit Enhancement—Overcollateralization,” exceeds the pool balance as of the last day of the related collection period less any amounts allocated to pay principal of the notes under clauses ([5]), ([7]), ([9]) and ([11]) above;

[(14)]

[pro rata (a)] if the [backup servicer][indenture trustee] or any successor servicer has replaced CarMax Business Services, LLC as servicer, any unpaid transition expenses due in respect of the transfer of servicing to the [backup servicer][indenture trustee] that are in excess of the related cap described under clause (2) above plus any unpaid transition expenses due in respect of the transfer of servicing to any other successor servicer plus any additional servicing fees for the related collection period will be paid to the [backup servicer][indenture trustee] or other successor servicer, as applicable[, and (b) to the asset representations reviewer, amounts due and owing under the asset representations review agreement which have not been previously paid in full];

[(15)]	any unpaid indemnity amounts due to the [backup servicer][indenture trustee should it become successor servicer] that are in excess of the related cap described under clause (2) above will be paid to the [backup servicer][indenture trustee];

[(16)]	any subordinate swap termination payment amounts will be paid to the swap counterparty; and]

[(17)]	unless the notes have been accelerated following the occurrence of an event of default under the indenture, any remaining amounts will be paid to the holders of the certificates.

For purposes of these distributions, the principal amount of a class of notes as of any distribution date will be calculated as of the preceding distribution date after giving effect to all payments made on such preceding distribution date, or, in the case of the first distribution date, as of the closing date.

For a more detailed description of the priority of distributions and the allocation of funds on each distribution date prior to acceleration of the notes, see “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus.

Events of Default and Acceleration

Each of the following will constitute an event of default under the indenture:

•	a default in the payment of interest on any note of the controlling class for five or more business days;

•	a default in the payment of principal of any note on the related final scheduled distribution date;
•	a material default in the observance or performance of any other covenant or agreement of the trust made in the indenture, not cured for a period of 60 days after written notice;

•	any representation or warranty made by the trust having been incorrect in any material respect as of the time made, not cured for a period of 30 days after written notice; and

•	certain events of bankruptcy, insolvency, receivership or liquidation of the trust or its property.

Following the occurrence of an event of default, the indenture trustee or the holders of notes evidencing not less than 51% of the controlling class may accelerate the notes.

If the notes have been accelerated following the occurrence of an event of default under the indenture, the priority of distributions will change as described in “Application of Available Funds—Priority of Distributions (Post-Acceleration)” in this prospectus.

For a more detailed description of events of default and the rights of noteholders, see “The Indenture—Events of Default,” “—Rights Upon Event of Default” in this prospectus.

Credit Enhancement

The credit enhancement for the notes generally will include the following:

Subordination

The class B notes, the class C notes and the class D notes will be subordinated with respect to each class of notes with a higher alphabetical designation. On each distribution date:

•	no interest will be paid on any such class of notes until all interest due on each class of notes with a higher alphabetical designation has been paid in full through the related interest period, including, to the extent lawful, interest on overdue interest;

•	if the notes have been accelerated following the occurrence of a payment or bankruptcy event of default under the indenture, no interest will be paid on any such class of notes until certain payments of principal have been made on each class of notes with a higher alphabetical designation; and

•	no principal will be paid on any such class of notes until all principal due on each class of notes with a higher alphabetical designation has been paid in full.

Overcollateralization

Overcollateralization represents the amount by which the pool balance exceeds the aggregate principal amount of the notes. Overcollateralization will be available to absorb losses on the receivables that are not otherwise covered by excess collections on or in respect of the receivables, if any. [It is expected that the] [The] initial amount of overcollateralization will be less than $[        ]. The application of funds as described in clause [(13)] of “—Priority of Distributions (Pre-Acceleration)” is designed to increase over time the amount of overcollateralization as of any distribution date to a target amount. The amount of target overcollateralization will be an amount equal to [[    ]% of the pool balance as of the cutoff date.][the greater of:

•	[ ]% of the pool balance as of the last day of the related collection period; and

•	[ ]% of the pool balance as of the cutoff date.]

Excess Collections

Excess collections are generally the excess of interest collections on the receivables over the various fees and expenses of the trust, including the servicing fee, unreimbursed servicer advances, [the backup servicer fee,] [amounts owed to the asset representations reviewer,] unpaid indemnity amounts and transition expenses due to the [backup servicer][indenture trustee should it become successor servicer] below the $[        ] aggregate cap[,][and] interest payments on the notes [and any amounts due to the swap counterparty under the interest rate swap]. Any excess collections will be applied on each distribution date to make principal payments on the most senior class of notes to the extent necessary to reach the targeted amount of overcollateralization.

For a more detailed description of the use of excess collections as credit enhancement for the notes, see “Description of the Notes—Credit Enhancement—Excess Collections” in this prospectus.

Reserve Account

The reserve account will be initially funded with a deposit of $[        ] [(based upon the pool

balance as of the statistical calculation date of $[        ], which is subject to upward or downward revision based upon the size of the final pool of receivables)] made by CarMax Auto Funding LLC on the closing date. On each distribution date, funds as described in clause [(12)] of “—Priority of Distributions (Pre-Acceleration)” will be applied in an the amount, if any, by which:

•	the amount required to be on deposit in the reserve account on that distribution date exceeds

•	the amount on deposit in the reserve account on that distribution date.

Amounts on deposit in the reserve account will be available to pay shortfalls in the amounts described in clauses ([1]) through ([11]) under “—Priority of Distributions (Pre-Acceleration) and may be used to reduce the principal amount of a class of notes to zero on or after its final scheduled distribution date [(except that amounts withdrawn from the [risk retention reserve account][reserve account] will not be paid to CarMax Business Services, LLC or any of its affiliates in respect of amounts owing to the servicer or any noteholder to the extent that CarMax Business Services, LLC or any of its affiliates is the servicer or a noteholder)].

The amount required to be on deposit in the reserve account on any distribution date will equal the lesser of:

•	$[ ] [(based upon the pool balance as of the statistical calculation date of $[ ], which is subject to upward or downward revision based upon the size of the final pool of receivables)]; and

•	the aggregate principal amount of the notes.

If the amount on deposit in the reserve account on any distribution date exceeds the amount required to be on deposit in the reserve account on that distribution date, after giving effect to all required deposits to and withdrawals from the reserve account on that distribution date, the excess, first, will be applied to fund any deficiency in the amounts described in clauses ([13]), ([14]) or ([15]) under “—Priority of Distributions (Pre-Acceleration)” on that distribution date and, second, will be paid to the certificateholders.

For a more detailed description of the deposits to and withdrawals from the reserve account, see “Description of the Notes—Credit Enhancement—Reserve Account” in this prospectus.

Optional Purchase

The servicer has the option to purchase the receivables on any distribution date following the last day of a collection period as of which the pool balance is [10]% or less of the pool balance as of the cutoff date. Upon such a purchase, the purchase price will be used to redeem the notes. The trust will apply the payment of such purchase price to the payment of the notes in full. See “The Sale and Servicing Agreement—Optional Purchase of Receivables” in this prospectus for more information about the servicer’s option.

The Receivables Pool and Other Trust Property

Assets of the Trust

The property of the trust will consist of a pool of motor vehicle retail installment sale contracts or motor vehicle retail installment loans originated by certain affiliates of CarMax Business Services, LLC under their primary underwriting program, which contracts and loans are referred to in this prospectus as the “receivables,” and other related property, including:

•	the right to receive payments made on the receivables after the cutoff date;

•	security interests in the motor vehicles financed by the receivables; and

•	any proceeds from claims on certain related insurance policies.

For a more detailed description of the receivables, including the criteria they must meet in order to be included in the trust, and the other property supporting the related notes, see “The Receivables” in this prospectus.

Summary Characteristics

Summary characteristics of the receivables as of the [statistical calculation date] [cutoff date]:

Pool Balance	$	[	]
Number of Receivables		[	]
New motor vehicles at origination(1)		[	]%
Used motor vehicles at origination(1)		[	]%
Average principal balance	$	[	]
Weighted average contract rate		[	]%
Weighted average remaining term		[ ] months

Weighted average original term	[ ] months
Weighted average FICO® score(2)	[	]

(1)	As a percentage of the pool balance as of the [statistical calculation date] [cutoff date].
(2)	Reflects only receivables with obligors that have a FICO® score at the time of application. The FICO® score with respect to any receivable with co-obligors is calculated as the average of each obligor’s FICO® score at the time of application. FICO® is a federally registered servicemark of Fair Isaac Corporation.

Underwriting Program and Exceptions

The underwriting process for CarMax Business Services, LLC is described in “The CarMax Business—Underwriting Procedures” in this prospectus. [As described in “The CarMax Business—Underwriting Procedures”, CarMax Business Services, LLC does not consider any of the Receivables to constitute exceptions to its underwriting standards.] [Note: Exceptions to underwriting criteria to be inserted as applicable]

[Modifications to Receivables]

[To the extent material, insert disclosure regarding the number of receivables included in the [initial] receivables pool that have been subject to a waiver, modification or extension, including a description of the type of waiver, modification and extension.]

Review of the Receivables Pool

The seller performed a review of receivables in the [statistical] pool and certain disclosures in this prospectus relating to such receivables, and has concluded that it has reasonable assurance that the information contained in this prospectus regarding the [statistical] pool of receivables is accurate in all material respects. For more information regarding this review, see “The Receivables—Seller Review of the Pool of Receivables” in this prospectus.

Servicing and Servicer Compensation

The servicer’s responsibilities will include, among other things, collection of payments, realization on the receivables and the financed vehicles, selling or otherwise disposing of delinquent or defaulted receivables and monitoring the performance of the receivables. In return for its services, the trust will be required to pay to the servicer a servicing fee on each distribution date for the related collection period equal to the product of 1/12 of 1.00% and the pool balance as of the first day of that collection period (or as of the cutoff date in the case of the first distribution date). See “Transaction Fees and Expenses” in this prospectus for more information about the servicing fee, and “The Sale and Servicing Agreement—Servicing the Receivables” in this prospectus for more information about the servicer’s responsibilities.

Optional Servicer Advances of Late Interest Payments

When interest collections received on the receivables are less than the scheduled interest collections in a collection period, the servicer may advance to the trust that portion of the shortfall that the servicer, in its sole discretion, expects to collect in the future from the related obligors.

The servicer will be entitled to reimbursement from other collections of the trust for advances that are not repaid out of collections of the related interest payments from the related obligors.

See “The Sale and Servicing Agreement—Advances” in this prospectus for more information about optional servicer advances.

Repurchases of Receivables

CarMax Auto Funding LLC will be obligated to repurchase any receivable transferred to the trust if:

•	one of CarMax Auto Funding LLC’s representations or warranties is breached with respect to that receivable;

•	the interests of the issuing entity or the noteholders in such receivable is materially and adversely affected by the breach; and

•	the breach has not been cured following the discovery by or notice to CarMax Auto Funding LLC of the breach.

For a more detailed description of the representations and warranties made about the receivables and the repurchase obligation if these representations and warranties are breached, see “The Receivables Purchase Agreement—Sale and Assignment of Receivables—Representations and Warranties” and “—Repurchase of Receivables” and “The Sale and Servicing Agreement—Sale and Assignment of

Receivables—Representations and Warranties” and “—Repurchase of Receivables” in this prospectus.

In the course of its normal servicing procedures, the servicer may defer or modify the payment schedule of a receivable. Some of these arrangements may obligate the servicer to repurchase the receivable.

For a more detailed description of the servicer’s purchase obligation for breaches of certain servicing covenants, see “The Sale and Servicing Agreement—Servicing Procedures” and “—Servicing the Receivables” in this prospectus.

Asset Representations Review

If the delinquency trigger described under “The Asset Representations Review Agreement” in this prospectus is met or exceeded for a monthly period and the noteholders (including beneficial owners of the notes) vote to cause a review of delinquent receivables described under “The Asset Representations Review Agreement” in this prospectus, the asset representations reviewer will review all 60 day or more delinquent receivables to determine if certain representations and warranties were satisfied as of the closing date (or such other date as indicated in the related representations and warranties). For a description of the asset representations review process, see “The Asset Representations Review Agreement” in this prospectus.

Dispute Resolution

If sufficient notice is provided pursuant to the sale and servicing agreement within the applicable statute of limitations period of an alleged breach of a representation or warranty with respect to a receivable made by the seller in the sale and servicing agreement, and the seller fails to resolve such request within 180 days of receipt, the requesting party has the right to refer the matter to a dispute resolution process described in this prospectus. For a more detailed description of the dispute resolution procedures, see “The Sale and Servicing Agreement—Dispute Resolution Procedures” in this prospectus.

[Interest Rate [Swap][Cap]]

[On the closing date, the trust will enter into an interest rate [swap][cap] transaction with respect to each class or tranche of floating rate notes pursuant to an interest rate [swap][cap] agreement with [                    ], as the [swap][cap] counterparty, to hedge the trust’s

floating rate interest obligations with respect to each class or tranche of floating rate notes.]

[Add the following for an interest rate swap:

In general, under each interest rate swap transaction, on each distribution date, the swap counterparty will be obligated to make a monthly payment to the trust in an amount equal to the product of:

•	a notional amount equal to the outstanding principal amount of the corresponding class or tranche of floating rate notes as of the preceding distribution date or, in the case of the first distribution date, the closing date; and

•	a floating interest rate based on LIBOR for the related interest period;

and the trust will be obligated to make a monthly payment to the swap counterparty in an amount equal to the product of:

•	a notional amount equal to the outstanding principal amount of the corresponding class or tranche of floating rate notes as of the preceding distribution date or, in the case of the first distribution date, the closing date; and

•	a fixed monthly interest rate on the basis of a 360-day year of twelve 30-day months.

The fixed interest rate to be used in calculating the trust’s monthly payments to the swap counterparty under the interest rate swap transaction corresponding to the class [    ] notes will be equal to     % per annum.

On each distribution date, the amount that the trust is obligated to pay to the swap counterparty will be netted against the amount that the swap counterparty is obligated to pay to the trust. Only the net amount payable will be due from the trust or the swap counterparty, as applicable. Monthly swap payment amounts payable by the trust will rank higher in priority than interest payments due on the notes.

In the event that the swap counterparty’s long-term or short-term ratings cease to be at the levels required by the rating agencies hired by the sponsor to rate the notes, the swap counterparty will be obligated to either assign its rights and obligations under the interest rate swap to another party with the required ratings or post collateral. If the swap counterparty has not taken one of these specified actions within the specified time, the trust may terminate the interest rate swap.]

[Add the following for an interest rate cap:

Under each interest rate cap, the trust will be required to pay the purchase price for each interest rate cap on or before the [effective date of such interest rate cap][closing date] and, following the payment of such purchase price, shall have no further payment obligations with respect to such cap. [On the business day prior to each distribution date,] the cap counterparty will be obligated to pay the trust an amount based on the notional amount of the cap and [the excess of the interest rate on each class or tranche of floating rate notes over an interest rate equal to LIBOR plus an applicable spread, which amount will not be less than zero.]

[For a more detailed description of the interest rate [swap][cap], see “The Interest Rate [Swap][Cap]” in this prospectus.]

Ratings

The depositor expects that the notes [(other than any notes initially retained by the depositor)] will receive credit ratings from [two] nationally recognized statistical rating organizations hired by the sponsor to rate such notes.

A rating is not a recommendation to purchase, hold or sell the related notes, inasmuch as a rating does not comment as to market price or suitability for a particular investor. The ratings of the notes address the likelihood of the payment of principal and interest on the notes according to their terms. A rating agency rating the notes may lower or withdraw its rating in the future, in its discretion, as to any class of notes. A rating agency rating the notes may place any class of notes on review or watch for downgrade in the future, in its discretion.

Although the hired agencies are not contractually obligated to do so, the depositor expects that each hired rating agency rating the notes will monitor its ratings using its normal surveillance procedures. No transaction party will be responsible for monitoring any changes to the ratings of the notes.

For a more detailed description of the ratings of the notes, see “Risk Factors—The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may adversely affect your notes” and “Ratings of the Notes” in this prospectus.

Tax Status

Opinions of Counsel

In the opinion of Kirkland & Ellis LLP, for United States federal income tax purposes, the notes [(other than any notes initially retained by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes)] will be characterized as indebtedness and the trust will not be characterized as an association (or a publicly traded partnership) taxable as a corporation.

Investor Representations

If you purchase notes, you agree by your purchase that you will treat the notes as indebtedness for tax purposes.

The notes may be issued with original issue discount or “OID” for federal income tax purposes. As discussed in this prospectus, if the notes have OID which is de minimis, then a holder of a note must include such OID in income proportionately as principal payments are made on such note.

For a more detailed description of the tax consequences of acquiring, holding and disposing of notes, see “Material Federal Income Tax Consequences” in this prospectus.

ERISA Considerations

Subject to considerations discussed under the caption “Material Considerations for ERISA and Other U.S. Employee Benefit Plan Investors” in this prospectus, the notes generally may be acquired with the assets of employee benefit plans and other retirement arrangements. Each person acquiring the notes with such assets should consult with its legal advisors before purchasing the notes. Each person acquiring the notes will be deemed to have made certain representations, warranties and covenants described in this prospectus and the indenture.

For a more detailed description of the ERISA considerations applicable to a purchase of the notes, see “Material Considerations for ERISA and Other U.S. Employee Benefit Plan Investors” in this prospectus.

Certain Investment Company Act Considerations

The trust will be relying on an exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, contained in [Section 3(c)(5)] of the Investment Company Act, although there may be additional exclusions or exemptions available to the trust. The trust is being structured so as not to constitute a “covered fund” for the purposes of the regulations adopted to implement Section 619 of the Dodd-Frank Act.

[Eligibility for Purchase by Money Market Funds]

[On the closing date, the class A-1 notes will be structured to be eligible securities for purchase by money market funds under paragraph (a)(12) of Rule 2a-7 under the Investment Company Act. Rule 2a-7 includes additional criteria for investments by money market funds, including requirements relating to portfolio maturity, liquidity and risk diversification. A money market fund purchasing class A-1 notes should consult its legal advisors before making a purchase.]

RISK FACTORS

You should carefully consider the following risk factors, which describe the principal risks of an investment in the notes, in deciding whether to purchase any of the notes.

Only the assets of the trust are available to pay your notes	The notes represent indebtedness of the trust and will not be insured or guaranteed by CarMax Business Services, LLC, CarMax Auto Funding LLC, any of their respective affiliates or any other person or entity other than the trust. The only source of payment on your notes will be payments received on the receivables and, if and to the extent available, any credit or cash flow enhancement for the trust. Therefore, you must rely solely on the assets of the trust for repayment of your notes. If these assets are insufficient, you may suffer losses on your notes.

The targeted amount of overcollateralization may not be reached or maintained	The amount of overcollateralization is expected to increase over time to the targeted amount of overcollateralization as excess collections are applied to make principal payments on the notes in an amount greater than the decrease in the receivables balance. There can be no assurance, however, that the targeted amount of overcollateralization will be reached or maintained or that the receivables will generate sufficient collections to pay the notes in full.

See “Description of the Notes—Credit Enhancement—Overcollateralization” in this prospectus for a further discussion of overcollateralization.

Some notes have greater risk because they are subordinate to other classes of notes	The notes with a lower alphabetical designation are subordinated with respect to interest and principal payments to the notes with a higher alphabetical designation (the class D notes are subordinated to the class A notes, the class B notes and the class C notes, the class C notes are subordinated to the class A notes and the class B notes and the class B notes are subordinated to the class A notes). In addition, the class A notes with a higher numerical designation are generally subordinated with respect to principal payments to the class A notes with a lower numerical designation (the class A-4 notes are subordinated to the class A-1, A-2 and A-3 notes, the class A-3 notes are subordinated to the class A-1 and A-2 notes and the class A-2 notes are subordinated to the class A-1 notes). If the notes have been accelerated following the occurrence of an event of default under the indenture, the priority of interest and principal distributions will change. The subordination arrangements could result in delays or reductions in interest or principal payments on classes of notes with lower alphabetical designations or, in the case of the class A notes, higher numerical designations.

See “Description of the Notes—Payments of Interest” and “—Payments

of Principal” and “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” and “—Priority of Distributions (Post-Acceleration)” in this prospectus for a further discussion of interest and principal payments.

The amount on deposit in the reserve account may not be sufficient to assure payment of your notes	The amount on deposit in the reserve account will be used to fund the payment of [the monthly servicing fee, unreimbursed servicer advances,] [the monthly backup servicer fee,] [the amounts owing to the asset representations reviewer,] [the monthly swap payment amount,] monthly interest, [senior swap termination payment amounts,] [backup servicer] transition expenses and indemnity amounts [to the indenture trustee should it become successor servicer] and certain distributions of principal to noteholders on each distribution date [(except that amounts withdrawn from the [risk retention reserve account][reserve account] will not be paid to CarMax Business Services, LLC or any of its affiliates in respect of amounts owing to the servicer or any noteholder to the extent that CarMax Business Services, LLC or any of its affiliates is the servicer or a noteholder)] if payments received on or in respect of the receivables, including amounts recovered in connection with the repossession and sale of financed vehicles that secure defaulted receivables, [and [net] amounts, if any, received by the trust under the interest rate [swap][cap]] are not sufficient to make that payment. There can be no assurance, however, that the amount on deposit in the reserve account will be sufficient on any distribution date to assure payment of your notes. If the receivables experience higher losses than were projected in determining the amount required to be on deposit in the reserve account, the amount on deposit in the reserve account may be less than projected. If receivable payments, including any amounts allocable to overcollateralization, [[net]amounts, if any, received by the trust under the interest rate [swap][cap]] and the amount on deposit in the reserve account are not sufficient on any distribution date to pay in full the monthly interest and certain distributions of principal due on that distribution date, you may experience payment delays with respect to your notes. If the amount of that insufficiency is not offset by excess collections on or in respect of the receivables on subsequent distribution dates, you may experience losses with respect to your notes.

See “Description of the Notes—Credit Enhancement—Reserve Account” in this prospectus for a further discussion of the reserve account.

[Risks associated with unknown allocation between class [ ]a notes and class [ ]b notes]	[The allocation of the principal balance between any class [ ]a notes and any class [ ]b notes may not be determined until the day of pricing. Therefore, investors should not expect disclosure of this allocation prior to their entering into commitments to purchase the class [ ] notes.

The higher the initial principal balance of the floating rate class [ ]b notes, the greater the trust’s exposure will be to increases in the floating rate payable on the class [ ]b notes. See “Risk Factors—The trust may issue floating rate class [ ]b notes, but the trust will not enter into any interest rate [swaps][caps] and you may suffer losses on your notes if interest rates rise” in this prospectus. Moreover, a reduction in liquidity in the secondary market for any class [ ]a notes or class [ ]b notes may result if the class [ ]a notes or class [ ]b notes, if any, have a smaller principal balance relative to the class [ ]b notes or class [ ]a notes, respectively.]

[The trust may issue floating rate class [ ]b notes, but the trust will not enter into any interest rate [swaps][caps] and you may suffer losses on your notes if interest rates rise]	[The receivables bear interest at a fixed rate while any floating rate class [ ]b notes will bear interest at a floating rate based on LIBOR plus the applicable spread. The trust will not enter into any interest rate [swaps][caps] or other derivative transactions in connection with the issuance of any floating rate class [ ]b notes.

If the floating rate payable by the trust in respect of any class [ ]b notes is substantially greater than the fixed rate received on the receivables, the trust may not have sufficient funds to make payments on the notes. If the trust does not have sufficient funds to make required payments on the notes, you may experience delays or reductions in the interest and principal payments on your notes.

If LIBOR rises or other conditions change materially after the issuance of the notes, you may experience delays or reductions in interest and principal payments on your notes. The trust will make payments on any class [ ]b notes out of its generally available funds. Therefore, an increase in LIBOR would reduce the amounts available for distribution to holders of all notes, not just the holders of any class [ ]b notes.]

[Failure by the [swap][cap] counterparty to make payments to the trust and the seniority of payments due to the swap counterparty could reduce or delay payments on the notes]	[On the closing date, the trust will enter into an interest rate [swap][cap] transaction with respect to each class or tranche of floating rate notes pursuant to an interest rate [swap][cap] agreement because the receivables will bear interest at a fixed rate while the floating rate notes will bear interest at floating rates based on LIBOR.]

[During any period in which the amount based on a floating LIBOR-based rate payable by the swap counterparty is greater than the amount based on the applicable fixed rate payable by the trust, the trust may be dependent on receiving payments from the [swap][cap] counterparty in order to make interest payments on the notes without using amounts that would otherwise be used to pay principal on the notes. [During any period in which the amount of interest on any class or tranche of floating rate notes based on the floating LIBOR rise above the strike price on the interest rate cap, the issuing entity will be more dependent on receiving payments from the cap counterparty in order to make payments on the notes.] [In addition, if the interest rate swap is terminated, the swap counterparty may be obligated to make a termination payment to the trust, which could be substantial.] If the [swap][cap] counterparty fails to pay any amount due to the trust, you may experience delays or reductions in the interest and principal payments on your notes. [If the interest rate [swap][cap] is terminated, the trust may not be able to enter into a replacement interest rate [swap][cap] and, to the extent that the interest rate on any class or tranche of floating rate notes exceeds the [applicable fixed rate that the trust would have been required to pay the swap counterparty under the interest rate swap][strike price on the interest rate cap], the amount available to pay principal of and interest on the notes will be reduced.]]

[During any period in which the amount based on the floating rate payable by the swap counterparty is less than the amount based on the fixed rate payable by the trust, the trust will be obligated to make payments to the swap counterparty. In addition, if the interest rate swap is terminated, the trust may be obligated to make a termination payment to the swap counterparty, which could be substantial. The swap counterparty will have a claim on the assets of the trust for the monthly swap payment amounts and swap termination payment amounts, if any, due to the swap counterparty under the interest rate swap. The swap counterparty’s claim other than with respect to subordinated swap termination payment amounts may be higher than or equal in priority to payments on the notes. If there is a shortage of funds available on any distribution date, you may experience delays or reductions in interest and principal payments on your notes.]

[See “The Interest Rate Swap” in this prospectus for a further discussion of the interest rate swap.]

Prepayments on the receivables may adversely affect the average life of and rate of return on your notes	You may not be able to reinvest the principal repaid to you at a rate of return that is equal to or greater than the rate of return on your notes. Faster than expected prepayments on the receivables may cause the trust to make payments on the notes earlier than expected. We cannot predict the effect of prepayments on the average life of your notes.

All receivables, by their terms, may be prepaid at any time. Prepayments include:

•	prepayments in whole or in part by the obligor;

•	liquidations due to default;

•	partial payments with proceeds from physical damage, theft, credit life and credit disability insurance policies;

•	required purchases of receivables by the servicer or repurchases of receivables by CarMax Auto Funding LLC for specified breaches of their representations, warranties or covenants; and

•	an optional repurchase of the trust’s receivables by the servicer when their aggregate principal balance is [10]% or less of the initial aggregate principal balance as described in the this prospectus.

A variety of economic, social and other factors will influence the rate of optional prepayments on the receivables and defaults.

As a result of prepayments, the final payment of each class of notes is expected to occur prior to the final scheduled distribution date specified in this prospectus. If sufficient funds are not available to pay any class of notes in full on its final scheduled distribution date, an event of default will occur and final payment of that class of notes may occur later than scheduled.

For more information regarding the timing of repayments of the notes, see “Maturity and Prepayment Considerations” in this prospectus.

Interests of other persons in the receivables could reduce the funds available to make payments on your notes	Financing statements under the Uniform Commercial Code will be filed reflecting the sale of the receivables by CarMax Business Services, LLC to CarMax Auto Funding LLC and by CarMax Auto Funding LLC to the trust and the pledge of such receivables by the trust to the indenture trustee. CarMax Business Services, LLC will mark its computer systems, and each of CarMax Business Services, LLC and CarMax Auto Funding LLC will mark its accounting records, to reflect its sale of the receivables. However, the servicer will maintain possession of the receivables as custodian for the trust and will not segregate or mark the receivables as belonging to the trust. In addition, another person could acquire an interest in a receivable that is superior to the trust’s interest by obtaining physical possession of that receivable without knowledge of the assignment of the receivable to the trust. If another person acquires an interest in a receivable that is superior to the trust’s interest, some or all of the collections on that receivable may not be available to make payment on your notes.

Interests of other persons in the financed vehicles could reduce the funds available to make payments on your notes	If another person acquires an interest in a vehicle financed by a receivable that is superior to the trust’s security interest in the vehicle, some or all of the proceeds from the sale of the vehicle may not be available to make payments on the notes.

The trust’s security interest in the financed vehicles could be impaired for one or more of the following reasons:

•	CarMax Business Services, LLC or CarMax Auto Funding LLC might fail to perfect its security interest in a financed vehicle;

•	another person may acquire an interest in a financed vehicle that is superior to the trust’s security interest through fraud, forgery, negligence or error because the certificates of title to the financed vehicles will not be amended to identify the trust as the new secured party;

•	the trust may not have a security interest in the financed vehicles in certain states because the certificates of title to the financed vehicles will not be amended to reflect assignment of the security interest to the trust;

•	holders of some types of liens, such as tax liens or mechanics’ liens, may have priority over the trust’s security interest; and

•	the trust may lose its security interest in vehicles confiscated by the government.

CarMax Auto Funding LLC will be obligated to repurchase from the trust any receivable as to which a perfected security interest in favor of CarMax Business Services, LLC in the related financed vehicle did not exist as of the date such receivable was transferred to the trust. However, CarMax Auto Funding LLC will not be obligated to repurchase a receivable if a perfected security interest in favor of CarMax Auto Funding LLC in the vehicle securing a receivable has not been perfected in the trust or if the security interest in a financed vehicle or the related receivable becomes impaired after the receivable is transferred to the trust. If the trust does not have a perfected security interest in a financed vehicle, its ability to realize on the vehicle following an event of a default of the related receivable may be adversely affected and some or all of the amounts received in respect of that vehicle may not be available to make payment on your notes.

Geographic concentration may result in more risk to you	The servicer’s records indicate that receivables related to obligors with mailing addresses in the following states constituted more than 10% of the pool balance as of the [statistical calculation date] [cutoff date]:

State	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date]
[State]	[	]%
[State]	[	]%
[State]	[	]%

If one or more of these states experience adverse economic changes (such as those precipitated by an increase in the unemployment rate, interest rates or the rate of inflation), obligors in those states may be unable to make timely payments on their receivables and you may experience payment delays or losses on your notes. We cannot predict, for any state or region, whether adverse economic changes or other adverse events will occur or to what extent those events would affect the receivables or repayment of your notes.

[To be inserted if applicable: For any one state or other geographic region where 10% or more of the Receivables are or will be located, description of any economic or other factors specific to such state or region that may materially impact the Receivables or related cash flows.]

[To be inserted if applicable: For any other material concentration of Receivables, description of any economic or other factors specific to that concentration that may materially impact the Receivables or related cash flows.]

Economic developments may adversely affect the performance and market value of your notes	After the 2008 financial crisis, the United States experienced an extended period of economic slowdown and a recession. During the economic slowdown, elevated unemployment and a general reduction in the availability of credit, together with other economic factors, led to increased delinquency and default rates by obligors, as well as decreased consumer demand for automobiles and declining values of automobiles securing outstanding receivables. If an economic downturn is experienced for a prolonged period of time, delinquencies and losses with respect to motor vehicle receivables could increase again, which could result in losses on your notes.

Furthermore, the global financial markets have at times experienced increased volatility due to uncertainty surrounding the level and sustainability of the sovereign debt of various countries. Concerns regarding sovereign debt may spread to other countries at any time. There can be no assurance that this uncertainty relating to the sovereign debt of various countries will not lead to further disruption of the financial and credit markets in the United States, which could result in losses on your notes.

For more information regarding delinquency and loss experience of CarMax Business Services, LLC pertaining to certain motor vehicle receivables, see “Historical Performance—Delinquency, Credit Loss and Recovery Information” and “—Static Pool Information About Previous Securitizations” in this prospectus.

Actions taken by automotive manufacturers may adversely affect your notes	Adverse conditions affecting one or more automotive manufacturers may affect your notes. A period of economic slowdown could adversely affect the financial condition and business prospects of these manufacturers. Manufacturer vehicle recalls and other actions that these manufacturers may take or have taken may adversely affect consumer demand for and values of used motor vehicles produced by these manufacturers, which may depress the price at which repossessed motor vehicles may be sold or delay the timing of those sales. If the prices at which the related vehicles may be sold decline, you may experience losses with respect to your notes.

Terrorist attacks and conflicts involving the United States military could result in delays in payment or losses on your notes	Any effect that terrorist attacks, any current or future military action by or against the United States and the rising tensions in certain regions of the world may have on the performance of the receivables is unclear, but there could be an adverse effect on general economic conditions, consumer confidence and general market liquidity. Investors should consider the possible effects on delinquency, default and prepayment experience of the receivables. In particular, under the Servicemembers Civil Relief Act, members of the military on active duty, including reservists, who have entered into an obligation, such as a retail installment sale contract or retail installment loan for the purchase of a vehicle, before entering into military service may be entitled to reductions in interest rates to 6% and a stay of foreclosure and similar actions. In addition, pursuant to the laws of various states, under certain circumstances residents thereof called into active duty with the National Guard or the reserves can apply to a court to delay payments on retail installment sale contracts or installment loans such as the receivables. No information can be provided as to the number of receivables that may be affected. If an obligor’s obligation to repay a receivable is reduced, adjusted or extended, the servicer will not be required to advance such amounts. Any resulting shortfalls in interest or principal will reduce the amount available for distribution on the notes.

For more information regarding the Servicemembers Civil Relief Act, see “Material Legal Issues Relating to the Receivables—Consumer

Protection Laws” and “—Other Matters” in this prospectus.

You may suffer a loss on your notes if the servicer commingles collections on the receivables with its own funds	The servicer will be permitted to hold collections it receives from obligors on the receivables and the purchase price of receivables required to be repurchased from the trust for up to two business days following receipt thereof, or upon satisfaction of certain events (including satisfaction of the rating agency condition), until the day prior to the date on which the related distributions are made on the notes. During this time, the servicer may invest those amounts at its own risk and for its own benefit and need not segregate them from its own funds. If the servicer is unable to pay these amounts to the trust on the distribution date, you might incur a loss on your notes.

For more information about the servicer’s obligations regarding payments on the receivables, see “The Sale and Servicing Agreement—Collections” in this prospectus.

Resignation or termination of CarMax Business Services, LLC as servicer could result in delays in payment or losses on your notes	If CarMax Business Services, LLC were to resign or be terminated as servicer, the processing of payments on the receivables and information relating to collections could be delayed, which could delay payments on your notes. In addition, if CarMax Business Services, LLC were to resign or be terminated as servicer and there were a material interruption in collection activities, the collection rate on the receivables could decline, which could result in losses on your notes. The risk of delayed processing activities or a material interruption in collection activities would increase if the indenture trustee was unwilling or unable to act as successor servicer and had difficulty finding a qualified successor servicer or was forced to petition a court to appoint a qualified successor servicer.

The servicing fee, which is calculated as a fixed percentage of the pool balance, declines each month as the pool balance declines. The cost of servicing each receivable, however, essentially remains fixed. If CarMax Business Services, LLC were to resign or be terminated as servicer and the servicing fee did not cover the cost of servicing the receivables or was otherwise insufficient, the indenture trustee might be unwilling to act as successor servicer or have difficulty finding a qualified successor servicer. The risk of an insufficient servicing fee is greatest toward the end of a securitization transaction when the related pool balance has declined significantly. The servicing fee payable to a successor servicer can only be increased with the consent of the holders of at least 51% of the aggregate principal amount of the controlling class.

CarMax Business Services, LLC may resign as servicer under certain limited circumstances and may be terminated as servicer if it defaults on its servicing obligations.

For more information about resignation or termination of the servicer, see “The Sale and Servicing Agreement—Certain Matters Regarding the Servicer” and “—Events of Servicing Termination” in this prospectus.

Bankruptcy of CarMax Business Services, LLC could result in delays in payment or losses on your notes	If CarMax Business Services, LLC were to become the subject of a bankruptcy proceeding, you could experience losses or delays in payment on your notes. CarMax Business Services, LLC will sell the receivables to CarMax Auto Funding LLC, and CarMax Auto Funding LLC will sell the receivables to the trust. However, if CarMax Business Services, LLC is the subject of a bankruptcy proceeding, the court in the bankruptcy proceeding could conclude that the sale of the receivables by CarMax Business Services, LLC to CarMax Auto Funding LLC was not a true sale for bankruptcy purposes and that CarMax Business Services, LLC still owns the receivables. The court also could conclude that CarMax Business Services, LLC and CarMax Auto Funding LLC should be consolidated for bankruptcy purposes. If the court were to reach either of these conclusions, you could experience losses or delays in payments on your notes because:

•	the indenture trustee will not be able to exercise remedies against CarMax Business Services, LLC on your behalf without permission from the court;

•	the court may require the indenture trustee to accept property in exchange for the receivables that is of less value than the receivables;

•	tax or other government liens on CarMax Business Services, LLC property that arose before the transfer of the receivables to the trust will be paid from the collections on the receivables before the collections are used to make payments on your notes; and

•	the indenture trustee may not have a perfected security interest in one or more of the vehicles securing the receivables or cash collections held by CarMax Business Services, LLC at the time that a bankruptcy proceeding begins.

CarMax Business Services, LLC and CarMax Auto Funding LLC have taken steps in structuring the transactions described in this prospectus to minimize the risk that a court would conclude that the sale of the receivables to CarMax Auto Funding LLC was not a “true sale” or that CarMax Business Services, LLC and CarMax Auto Funding LLC should be consolidated for bankruptcy purposes.

For more information regarding bankruptcy considerations, see “Material Legal Issues Relating to the Receivables—Certain Bankruptcy Considerations” in this prospectus.

Lack of liquidity in the secondary market	There may be no secondary market for the notes. The underwriters of

may adversely affect your notes	the notes may participate in making a secondary market in the notes but are under no obligation to do so. We cannot assure you that a secondary market will develop. In addition, the secondary market for asset-backed securities generally may experience reduced liquidity. Any period of illiquidity may adversely affect the market value of your notes and, in some circumstances, you may not be able to sell your notes when you want to do so.

[Retained notes may reduce the liquidity of the class [ ] notes and subsequent sales by the depositor may adversely affect their value]	[Some or all of the class [ ] notes may initially be retained by the depositor. A significant reduction in liquidity in the secondary market for the class [ ] notes may result if the depositor retains any class or classes of such notes. In addition, if any retained notes are subsequently sold by the depositor, the demand and the market price of the notes already in the market could be adversely affected.]

The ratings of the notes may be withdrawn or lowered, or the notes may receive an unsolicited rating, which may adversely affect your notes	A security rating is not a recommendation to purchase, hold or sell securities inasmuch as a rating does not comment as to market price or suitability for a particular investor. The ratings assigned to the notes address the likelihood of the payment of principal and interest on the notes according to their terms but are solely the view of the assigning rating agency and are subject to any limitations that the assigning rating agency may impose. Similar ratings on different types of securities do not necessarily mean the same thing. To the extent the notes are rated by any rating agency, that rating agency may change or withdraw its rating of the notes if that rating agency believes that circumstances have changed, the performance of the receivables has deteriorated, there were errors in analysis or otherwise. Any subsequent change in or withdrawal of a rating will likely affect the price that a subsequent purchaser would be willing to pay for the notes and your ability to resell your notes.

The depositor expects that the notes will receive ratings from [two] nationally recognized statistical rating organizations hired by the sponsor to rate the notes. Ratings initially assigned to the notes will be paid for by the sponsor. The sponsor is not aware that any other NRSRO, other than the NRSROs hired by the sponsor to rate the notes, has assigned ratings to the notes. Securities and Exchange Commission rules state that the payment of fees by the sponsor, the trust or an underwriter to rating agencies to issue or maintain a credit rating on asset-backed securities is a conflict of interest for rating agencies. In the view of the Securities and Exchange Commission, this conflict is particularly acute because arrangers of asset-backed securities transactions provide repeat business to the rating agencies.

Under Securities and Exchange Commission rules aimed at enhancing transparency, objectivity and competition in the credit rating process, information provided by the sponsor or the underwriters to a hired NRSRO for the purpose of assigning or monitoring the ratings on the notes is required to be made available to each non-hired NRSRO in order to make it possible for non-hired NRSROs to assign unsolicited ratings to the notes. An unsolicited rating could be assigned at any time, including prior to the closing date. None of the depositor, the sponsor, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned to the notes, and these parties may be aware of unsolicited ratings assigned to the notes. Consequently, prospective investors should monitor whether an unsolicited rating of the notes has been assigned by a non-hired NRSRO and should consult with their financial and legal advisors regarding the impact of the assignment of an unsolicited rating to a class of notes. NRSROs, including the hired rating agencies, may have different methodologies, criteria, models and requirements. If any non-hired NRSRO assigns an unsolicited rating to the notes, there can be no assurance that the unsolicited rating will not be lower than the ratings provided by the hired rating agencies, which could adversely affect the market value of your notes and/or limit your ability to resell your notes. In addition, if the sponsor fails to make available to the non-hired NRSROs any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the notes, a hired rating agency could withdraw its ratings on the notes, which could adversely affect the market value of your notes and/or limit your ability to resell your notes.

Furthermore, Congress or the Securities and Exchange Commission may determine that any NRSRO that assigns ratings to the notes no longer qualifies as a nationally recognized statistical rating organization for purposes of the federal securities laws and that determination may also have an adverse effect on the market price of the notes.

Prospective investors in the notes are urged to make their own evaluation of the creditworthiness of the receivables and the credit enhancement on the notes and not to rely solely on the ratings on the notes.

You may suffer losses if the receivables are sold following an indenture event of default	If the notes have been accelerated following the occurrence of an event of default under the indenture and the indenture trustee determines that the future collections on the receivables would be insufficient to make payments on the notes, the indenture trustee, acting at the direction of the holders of at least 66 2⁄3% of the aggregate principal amount of the controlling class (which will be the class of outstanding notes with the highest alphabetical designation), may sell the receivables and prepay the notes. If the proceeds from the sale of the receivables are insufficient to pay the full principal amount of your notes, you may experience losses with respect to your notes. If principal is repaid to you earlier than expected, you may not be able to reinvest the prepaid amount at a rate of return that is equal to or greater than the rate of return on your notes.

See “The Indenture—Events of Default” and “—Rights Upon Event of Default” and “Application of Available Funds—Priority of Distributions (Post-Acceleration)” in this prospectus for a further discussion of events of default and the rights of the noteholders following an event of default.

You may suffer losses because you have limited control over actions of the trust and conflicts between classes of notes may occur	If an event of default under the indenture has occurred, the indenture trustee may, and at the direction of a specified percentage of the controlling class (which will be the class of outstanding notes with the highest alphabetical designation) will, take one or more of the actions specified in the indenture relating to the property of the trust. In addition, the holders of a majority of the controlling class (or the indenture trustee acting on behalf of the holders of the controlling class, under certain circumstances) have the right to waive events of servicing termination or to terminate the servicer. The interests of the controlling class may differ from the interests of the other classes of notes, and the holders of the controlling class will not be required to consider the effect of its actions on the holders of the other classes of notes.

Only the holders of the outstanding classes of notes with the highest alphabetical designation will have rights to direct remedies under the indenture and the ability to waive events of servicing termination or to terminate the servicer. The holders of the class B notes, class C notes and class D notes will not have any such rights or ability until each class of notes with a higher alphabetical designation has been paid in full.

See “The Sale and Servicing Agreement—Events of Servicing Termination,” “—Rights Upon Event of Servicing Termination” and “—Waiver of Past Events of Servicing Termination” in this prospectus for a further discussion of the rights of the noteholders with respect to events of servicing termination.

Federal financial regulatory reform could have an adverse impact on CarMax Business Services, LLC, the depositor or the trust	The Dodd-Frank Act is extensive legislation that impacts financial institutions and other non-bank financial companies, such as CarMax Business Services, LLC. In addition, the Dodd-Frank Act will impact the offering, marketing and regulation of consumer financial products and services and will increase regulation of the securitization and derivatives markets. Many of the new requirements will be the subject of implementing regulations which have not yet been finalized. Until implementing regulations are finalized, there can be no assurance that the new requirements will not have an adverse impact on the marketability of asset-backed securities such as the notes, on the servicing of the receivables, on CarMax Business Services, LLC’s securitization programs or on the regulation and supervision of CarMax Business Services, LLC, the depositor or the trust.

The Dodd-Frank Act established a new federal agency, the Consumer Financial Protection Bureau (“CFPB”), with broad authority over federal consumer financial laws and regulations (“consumer financial laws”). In addition to its existing enforcement authority over consumer financial laws, the CFPB recently issued a final rule extending its supervisory authority to large nonbank auto finance companies, including CarMax Business Services, LLC. We anticipate that CarMax Business Services, LLC will be subject to CFPB examination to determine its compliance with consumer financial laws. The results of any CFPB examination and, generally, the CFPB’s impact to the regulatory environment of CarMax Business Services, LLC may increase the cost of compliance efforts or result in changes to business practices that could have a material adverse effect on its operations.

The Dodd-Frank Act created an alternative liquidation framework under which the Federal Deposit Insurance Corporation may be appointed as receiver for the resolution of a non-bank financial company if the company is in default or in danger of default and the resolution of the company under other applicable law would have serious adverse effects on financial stability in the United States.

There can be no assurance that the new liquidation framework would not apply to CarMax Business Services, LLC, the depositor or the trust, although we expect that the framework will be invoked only very rarely. Guidance from the FDIC indicates that the new framework will be exercised in a manner consistent with the existing bankruptcy laws, which is the insolvency regime which would otherwise apply to CarMax Business Services, LLC, the depositor and the trust.

If the FDIC were appointed as receiver for CarMax Business Services, LLC, the depositor or the trust, or if future regulations or subsequent FDIC actions are contrary to the FDIC guidance, you may experience losses or delays in payments on your notes.

See “Material Legal Issues Relating to the Receivables—The Dodd-Frank Act” in this prospectus for further discussion of the alternative liquidation framework established by the Dodd-Frank Act for certain non-bank financial companies.

Consumer protection laws may reduce the funds available to make payments on your notes	Federal and state consumer protection laws impose requirements upon creditors in connection with extensions of credit and collections on retail installment loans and retail installment sale contracts. Some of these laws make an assignee of the loan or contract, such as the trust, liable to the obligor for any violation by the lender. Any liabilities of the trust under these laws could reduce the funds that the trust would otherwise have to make payments on your notes.

THE TRANSACTION PARTIES

The following information identifies certain transaction parties for this securitization transaction.

The Sponsor

CarMax Business Services is the sponsor of this securitization transaction and is primarily responsible for structuring the transaction. CarMax Business Services was formed on April 23, 2004 as a Delaware limited liability company and is a wholly-owned indirect subsidiary of CarMax, Inc.

The Receivables are originated under CarMax Business Services’ underwriting process and are purchased from its affiliates. CarMax Business Services will sell the Receivables to CarMax Funding and will service the Receivables on behalf of the Trust. CarMax Business Services is also the Administrator of the Trust. CarMax Business Services’ principal executive offices are located at 12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238, and its telephone number is (804) 747-0422.

CarMax Business Services (including its predecessor in interest, CarMax Auto) has been financing motor vehicle retail installment sale contracts in securitization transactions since 1996. CarMax Business Services has had an active publicly registered securitization program for motor vehicle retail installment sale contracts since 1999 and has issued asset-backed securities in [    ] transactions under this program in amounts ranging from $[        ] to $[        ]. In addition to selling receivables to trusts in connection with registered public offerings of asset-backed securities, CarMax Business Services regularly sells motor vehicle retail installment sale contracts to special purpose entities to secure warehouse debt funded by several banks and multi-seller asset-backed commercial paper conduits. CarMax Business Services meets a significant portion of its funding requirements through securitizations. No securitizations sponsored by CarMax Business Services have defaulted or experienced an early amortization triggering event.

See “The CarMax Business” in this prospectus for a discussion of CarMax Business Services’ experience with and overall procedures for originating and underwriting receivables. See “The CarMax Business—CarMax Auto Finance” and “Historical Performance—Delinquency, Credit Loss and Recovery Information” in this prospectus for information regarding CarMax Business Services’ motor vehicle receivables portfolio.

The Depositor and Seller

CarMax Funding will be the depositor and seller for this securitization transaction. CarMax Funding was formed on August 6, 2003 as a Delaware limited liability company. CarMax Business Services is the sole equity member of CarMax Funding. CarMax Funding will sell the Receivables to the Trust. CarMax Funding maintains its principal executive offices at 12800 Tuckahoe Creek Parkway, Suite 400, Richmond, Virginia 23238. Its telephone number is (804) 935-4512.

The Seller was organized principally for the limited purpose of purchasing receivables originated by affiliates of CarMax Business Services. The Seller has not and will not engage in any activity other than acquiring, owning, holding, selling, transferring, assigning, pledging or otherwise dealing in receivables purchased by CarMax Business Services from its affiliates or forming one or more Delaware statutory trusts or common law trusts owning such receivables. The Seller will acquire the Receivables from CarMax Business Services under the Receivables Purchase Agreement. Neither the Seller nor any of the Seller’s affiliates will insure or guarantee the Receivables or the Notes.

The Seller will make various representations and warranties about the origination, characteristics and transfer of the Receivables to the Trust. The Trust will have the right under Sale and Servicing Agreement to cause the Seller to purchase Receivables affected materially and adversely by breaches of such representations and warranties. The Seller will be responsible for filing and maintaining the effectiveness of the financing statements that perfect the Trust’s security interest in the Receivables and other property of the Trust.

In structuring these transactions, the Seller and CarMax Business Services have taken steps intended to ensure that the voluntary or involuntary application for relief by CarMax Business Services under the Bankruptcy Code or similar state laws will not cause the assets and liabilities of the Seller to be consolidated with those of CarMax Business Services. See “Material Legal Issues Relating to the Receivables—Certain Bankruptcy Considerations” in this prospectus for more information.

In connection with the offering of the Notes, the chief executive officer of the Seller will make the certifications required under the Securities Act about this prospectus, the disclosures made about the characteristics of the Receivables and the structure of this securitization transaction, the risks of owning the Notes and whether the securitization transaction will produce sufficient cash flows to make interest and principal payments on the Notes when due. This certification will be filed by the Seller with the SEC at the time of filing of this prospectus. The certification should not be considered to reduce or eliminate the risks of investing in the Notes.

The Issuing Entity

CarMax Auto Owner Trust 20[    ]-[    ] will be the issuing entity for this securitization transaction. The Trust was formed on [            ], 20[    ] as a Delaware statutory trust. The Trust will be operated pursuant to the Trust Agreement. CarMax Business Services will be the Administrator of the Trust under the Administration Agreement. The Seller will be the initial holder of the Certificates.

Limited Purpose and Limited Assets

The Trust will not engage in any activity other than:

•	acquiring, holding and managing the assets of the Trust, including the Receivables, and the proceeds of those assets;

•	issuing the Notes and the Certificates;

•	[entering into the Interest Rate [Swap][Cap] [and paying the Monthly Swap Payment Amount and Swap Termination Payment Amounts pursuant to the Interest Rate Swap];]

•	making payments on the Notes and the Certificates; and

•	engaging in other activities, including entering into agreements, that are necessary, suitable or convenient to accomplish any of the other purposes listed above or are in any way incidental to or connected with those activities.

The Trust will have limited assets and will generally have no rights to the assets of the Seller or of CarMax Business Services. The property of the Trust will include:

•	the Receivables;

•	security interests in the related Financed Vehicles;

•	the rights to proceeds, if any, from claims on certain theft, physical damage, credit life or credit disability insurance policies, if any, covering the Financed Vehicles or the related obligors;

•	CarMax Business Services’ and the Seller’s rights to certain documents and instruments relating to the Receivables;

•	amounts as from time to time may be held in one or more accounts maintained for the Trust;

•	[the Interest Rate [Swap][Cap];]

•	certain payments and proceeds with respect to the Receivables held by the Servicer;

•	certain rebates of premiums and other amounts relating to certain insurance policies and other items financed under the Receivables; and

•	any and all proceeds of the above items.

The Trust’s rights and benefits with respect to the property of the Trust will be assigned to the Indenture Trustee for the benefit of the Noteholders.

Amounts necessary to make scheduled payments on the Notes will generally be collected solely from the obligors of the Receivables[,] [ and] the proceeds from the repossession and sale of the Financed Vehicles which secure Defaulted Receivables [and [net] amounts, if any, received by the Trust under the Interest Rate [Swap][Cap]]. Various factors, including any failure to maintain a perfected security interest in each Financed Vehicle securing each Defaulted Receivable in all states, may impact the Servicer’s ability to liquidate Defaulted Receivables and may reduce amounts payable on the Notes. See “Material Legal Issues Relating to the Receivables” in this prospectus.

The Trust’s principal offices are in care of [                    ], as Owner Trustee, at [                    ].

The Trust’s fiscal year ends on February 28 or February 29, as applicable. The Trust’s fiscal year conforms to the fiscal year of the Seller and CarMax.

Capitalization of the Trust

The following table illustrates the expected capitalization of the Trust as of the Closing Date:

Class A-1 Notes	$	[	]
Class A-2 Notes		[	]
Class A-3 Notes		[	]
Class A-4 Notes		[	]
Class B Notes		[	]
Class C Notes		[	]
Class D Notes		[	]
Capital Contribution		[	]

Total	$	[	]

The Servicer

CarMax Business Services will be the servicer of the Receivables for this securitization transaction. CarMax Business Services will be responsible for all servicing functions except that the Indenture Trustee will be responsible for maintaining various accounts and making payments to holders of the Notes based on information and calculations provided by the Servicer.

CarMax Business Services (including its predecessor in interest, CarMax Auto) has been servicing motor vehicle receivables since 1993. Since 1999, CarMax Business Services has serviced [    ] publicly registered motor vehicle receivables securitizations having receivables pools ranging from $[        ] to $[        ].

The Servicer will service the Receivables on behalf of the Trust in accordance with the Sale and Servicing Agreement and in accordance with its customary servicing practices, using the degree of skill and attention that the Servicer exercises with respect to all comparable motor vehicle receivables that it services for itself or others. The Servicer will have full power and authority to do any and all things in connection with managing, servicing, administration and collection of the Receivables that it may deem necessary or desirable. In accordance with its customary servicing practices, the Servicer will make reasonable efforts to collect all payments called for under the terms and provisions of the Receivables as and when the payments become due.

To facilitate the servicing of the Receivables, the Trust will authorize the Servicer to retain physical possession of the Receivables and other documents relating thereto as custodian for the Trust and the Indenture Trustee. Due to administrative burden and expense, the certificates of title for the Financed Vehicles will not be amended to reflect the sale and assignment of the security interests in the Financed Vehicles to the Trust. See “Risk Factors—Interests of other persons in the receivables could reduce the funds available to make payments on your notes” and “The Sale and Servicing Agreement—Sale and Assignment of Receivables” in this prospectus.

[Disclosure regarding material changes to servicing policies and procedures to be provided as applicable.]

See “Servicing and Collection Procedures” in this prospectus for more information regarding the Servicer’s servicing policies and procedures. See “The Sale and Servicing Agreement” in this prospectus for more information regarding the obligations of the Servicer under the Sale and Servicing Agreement.

[The Backup Servicer]

[[                    ] will act as the Backup Servicer under the Sale and Servicing Agreement. [                    ] is a [                    ] and a wholly-owned subsidiary of [                    ]. Its principal offices are located at [                    ].]

[In the event that CarMax Business Services is terminated or resigns as Servicer pursuant to the terms of the Sale and Servicing Agreement, the Backup Servicer will be the successor in all respects, except as expressly set forth in the Sale and Servicing Agreement, to CarMax Business Services in its capacity as Servicer under the Sale and Servicing Agreement and will be subject to all the rights, responsibilities, restrictions, duties, liabilities and termination provisions relating to the Servicer pursuant to the terms and provisions of the Sale and Servicing Agreement.]

[Under the Sale and Servicing Agreement, the Backup Servicer will perform certain backup servicing duties, including receiving the monthly tape, which may be in the form of a computer tape, compact disc or other electronic media, and confirming that the data contained in the monthly tape is in readable form. Under the Sale and Servicing Agreement, the Backup Servicer and the Servicer will covenant that:

•	the Backup Servicer may conduct periodic on-site visits of CarMax Business Services’ servicing operations, which visit shall include discussions with applicable CarMax Business Services personnel of any changes in processes and procedures that have occurred since the Backup Servicer’s immediately preceding visit; and

•	data mapping with respect to the computer systems used by CarMax Business Services to service the Receivables shall be updated or amended by the Backup Servicer by effecting a data map refresh not less than once during any 12-month period if necessary to enable the Backup Servicer to perform its duties.]

[See “The Sale and Servicing Agreement—Rights Upon Event of Servicing Termination” in this prospectus for more information regarding the transfer of servicing to the Backup Servicer and for information regarding the expenses associated with a servicing transfer and any additional fees charged by a successor Servicer. See “The Sale and Servicing Agreement—Replacement of Backup Servicer” in this prospectus for information regarding the Backup Servicer’s resignation, removal and replacement. ]

The Owner Trustee

[                    ], will act as Owner Trustee under the Trust Agreement. [                    ] is a [                    ] and a wholly-owned subsidiary of [                    ]. Its corporate trust office is located at [                    ].]

[                    ] has provided owner trustee services since [                    ].

[Additional disclosure regarding the Owner Trustee to be provided as applicable.]

The liability of the Owner Trustee in connection with the issuance and sale of the Notes will be limited solely to the express obligations of Owner Trustee set forth in the Trust Agreement. The Owner Trustee may resign at any time, in which event the Administrator will be obligated to appoint a successor trustee. The Trust or the Administrator, as applicable, shall remove the Owner Trustee if:

•	the Owner Trustee ceases to be eligible to continue or is legally unable or incapable of acting as Owner Trustee under the Trust Agreement; or

•	the Owner Trustee becomes insolvent.

In either of these circumstances, the Administrator must appoint a successor trustee. If the Owner Trustee resigns or is removed, the resignation or removal and appointment of a successor trustee will not become effective until the successor trustee accepts its appointment.

The Indenture Trustee

[                    ] will act as Indenture Trustee under the Indenture. [                    ] is a [                    ]. Its corporate trust office is located at [                    ]. [The Seller and its affiliates may maintain normal commercial banking or investment banking relations with the Indenture Trustee and its affiliates.] The fees and expenses of the Indenture Trustee will be paid by the Servicer, as the Administrator under the Administration Agreement. The Indenture Trustee will have various rights and duties with respect to the Notes.

See “The Indenture” in this prospectus for a further discussion of the rights and duties of the Indenture Trustee.

[                    ] has provided corporate trust services since [                    ].

[Additional disclosure regarding the Indenture Trustee to be provided as applicable.]

The liability of the Indenture Trustee in connection with the issuance and sale of the Notes will be limited solely to the express obligations of Indenture Trustee set forth in the Indenture. The Indenture Trustee may resign at any time, in which event the Administrator will be obligated to appoint a successor trustee. The Trust or the Administrator, as applicable, shall remove the Indenture Trustee if:

•	the Indenture Trustee ceases to be eligible to continue or is legally unable or incapable of acting as Indenture Trustee under the Indenture; or

•	the Indenture Trustee becomes insolvent.

In either of these circumstances, the Administrator must appoint a successor trustee. If the Indenture Trustee resigns or is removed, the resignation or removal and appointment of a successor trustee will not become effective until the successor trustee accepts its appointment.

The Asset Representations Reviewer

[                    ] will act as the Asset Representations Reviewer under the Asset Representations Review Agreement. [                    ] is a [                    ]. Its principal offices are located at [                    ].

The Asset Representations Reviewer is not, and will not so long as any Notes remain outstanding be, affiliated with CarMax Business Services, the Servicer, the Seller, the Trust, the Indenture Trustee, the Owner Trustee[, the [Swap][Cap] Counterparty] or any of their affiliates. Additionally, the Asset Representations Reviewer is not affiliated with the [accounting firm][entity] which performed pre-closing due diligence services for the transaction. [                    ] may be appointed as an asset representations reviewer on other transactions for CarMax Business Services or its affiliates.

See “The Asset Representations Review Agreement” in this prospectus for a further discussion of the rights and duties of the Asset Representations Reviewer.

[Additional disclosure regarding the Asset Representations Reviewer to be provided as applicable.]

[The Asset Representations Reviewer’s liability in connection with the asset representations review is limited solely to the express obligations of the Asset Representations Reviewer set forth in the Asset Representations Review Agreement. The Asset Representations Reviewer is not responsible for (a) reviewing the Receivables for compliance with the representations under the transaction documents, except in connection with a review under the Asset Representations Review Agreement or (b) determining whether noncompliance with any representation is a breach of the transaction documents or if any Receivable is required to be repurchased.]

[The [Swap][Cap] Counterparty]

[The [swap][cap] counterparty will be [                    ]. The [swap][cap] counterparty is organized under the laws of [                    ].

[Additional disclosure regarding the [Swap][Cap] Counterparty to be provided as applicable.]

[See “The Interest Rate [Swap][Cap]—The [Swap][Cap] Counterparty” in this prospectus for more information regarding the [swap][cap] counterparty.]

THE CARMAX BUSINESS

The CarMax Retail Business

CarMax is the largest retailer of used motor vehicles in the United States, and was the first used vehicle retailer to offer a large selection of high quality used vehicles at low, “no-haggle” prices using a customer-friendly sales process in an attractive, modern sales facility.

CarMax purchases, reconditions and sells used vehicles. As of [            ], 20[    ], CarMax operated [    ] company-owned used car stores in [    ] metropolitan markets. In addition, CarMax sells new vehicles at [    ] locations under franchise agreements.

CarMax appraises consumers’ vehicles free of charge and makes written offers to buy each vehicle regardless of whether the consumer is purchasing a vehicle from CarMax. CarMax acquires a significant percentage of its retail used-vehicle inventory through its in-store appraisal process, as well as through wholesale auctions and, to a lesser extent, directly from other sources, including wholesalers, dealers and fleet owners. All of the used vehicles CarMax sells at retail are reconditioned to meet its high standards, and each vehicle must pass a comprehensive inspection before being offered for sale. Vehicles purchased from consumers through the appraisal process that do not meet CarMax’s retail standards are sold to licensed dealers at wholesale auctions operated on-site at many CarMax locations.

CarMax’s finance program provides access to credit across a wide range of the credit spectrum both through its own finance operation, branded CarMax Auto Finance, and through arrangements with several other financial institutions. All credit applications submitted by customers at CarMax stores are initially reviewed by CarMax Auto Finance under the Primary Underwriting Program. All finance offers provided to CarMax customers are backed by a 3-day payoff option, which allows customers to refinance their loan with an external finance provider within three business days at no charge.

CarMax enables customers to separately evaluate each component of the sales process, including vehicle purchase, appraisal, financing, and other products and services, based on comprehensive information about the terms and associated prices of each component. Customers can accept or decline any individual element of the offer, including financing, without affecting the price or terms of any other component of the offer.

CarMax Auto Finance

CarMax Auto Finance is the brand under which CarMax Business Services offers on-site financing to CarMax customers. CarMax has underwritten installment sale contracts under the name CarMax Auto Finance at its stores since 1993. Because CarMax offers financing solely through its company-owned stores, its scoring models are optimized for the CarMax retail channel and it is able to leverage its knowledge of its customers’ behavior, the quality of its reconditioned vehicles, and the integrity of the information collected at the time the customer applies for credit when making underwriting decisions.

For the fiscal years ended February 28 (or 29), 20[    ], 20[    ], 20[    ], 20[    ] and 20[    ], CarMax Business Services (under the brand CarMax Auto Finance) has underwritten motor vehicle retail installment sale contracts under its Primary Underwriting Program (excluding contracts cancelled within three business days after origination) aggregating approximately $[        ] million, $[        ] million, $[        ] million, $[        ] million and $[        ] million, respectively. The outstanding principal balance of all motor vehicle retail installment sale contracts

underwritten by CarMax Business Services under such program was approximately $[        ] million as of [            ], 20[    ]. Of the approximately $[        ] million of receivables in this portfolio as of [            ], 20[    ], including receivables that previously were sold but still are being serviced by CarMax Business Services, approximately [    ]% represented receivables originated in connection with the sale of used motor vehicles and approximately [    ]% represented receivables originated in connection with the sale of new motor vehicles.

Underwriting Procedures

This section describes the procedures under which CarMax Business Services, doing business as CarMax Auto Finance, underwrites retail installment sale contracts under the Primary Underwriting Program.

Credit applications are accepted from applicants seeking to purchase a vehicle at all CarMax locations. Each application requires that the applicant provide current information regarding his or her employment history, income and other factors that are relevant to an assessment of creditworthiness. This information is entered into a local terminal or over the internet and transmitted electronically to CarMax Auto Finance for decisioning. In addition, CarMax Auto Finance obtains one or more credit reports from major credit reporting agencies summarizing each applicant’s credit history and payment habits, including such items as open accounts, credit inquiries, delinquent payments, bankruptcies, repossessions and judgments. CarMax Auto Finance may also obtain data from alternative credit reporting agencies to supplement the information contained in traditional credit reports.

CarMax Auto Finance bases its credit underwriting decisions on objective factors. CarMax Auto Finance uses credit scoring models to assess an applicant’s creditworthiness and to help quantify credit risk and employ risk-based pricing. The credit scoring models are statistically derived from prior credit granting experience and analyze predictive information from the credit applications and credit bureau reports to generate a numerical credit score for each applicant. This numerical credit score indicates the risk associated with extending credit to the applicant. CarMax Auto Finance has established minimum credit score requirements using the credit scoring models. Generally, applicants who fall below the minimums are automatically rejected.

CarMax Auto Finance then evaluates the remaining applications according to its decision rules, which filter each application using objective criteria to make a decision. Certain of the decision rules pertain to credit-related characteristics of an application, such as debt-to-income ratio, recent adverse credit events and the related applicant’s experience managing credit. Some of the decision rules vary according to the credit score, principal balance or loan to value ratio of an application. Most of the decision rules are applied automatically, but certain of them require review by a credit analyst, as described below. For certain segments of applications, additional decision rules derived from alternative data may be applied.

Most credit applications are approved or declined automatically. If an applicant meeting the minimum credit score requirements also satisfies all applicable decision rules, the related application is approved. If an applicant does not meet these requirements, the related application is declined.

Additionally, some decision rules are used to identify particular risk factors in an application or credit file that may not be fully captured by the credit scoring models. These risk factors include discrepancies between an application and a credit report, which often reflect errors in data input but could be a sign of fraud, and limited experience in managing credit. If CarMax Auto Finance receives an application or credit file that is deemed to be containing any of these particular risk factors identified in the decision rules, that application will be reviewed by an experienced credit analyst. Credit analysts manually approve or decline applications by verifying application data and applying additional decision rules established by CarMax Auto Finance as part of the underwriting procedures to address these situations. Credit analysts are not authorized to make judgmental underwriting decisions or approve applications that do not meet CarMax Auto Finance’s established underwriting standards as a result of compensating factors or otherwise.

Credit scoring models are evaluated regularly and updated when performance data allows development of more predictive models. From time to time, CarMax Auto Finance reviews and makes modifications to other aspects of the credit offer, including the decision rules, score cut-offs and terms of the offer. In addition, CarMax Auto Finance may conduct limited scale testing in which it would underwrite a new segment of accounts and analyze the results as that segment of accounts matures. The receivables originated under any such modifications to aspects of the credit offer or limited scale testing are either automatically approved or they are approved after review by a credit analyst based on decision rules established by CarMax Auto Finance. Any changes made to the credit scoring model or decision rules, as a result of a test or otherwise, may result in extensions of credit to obligors who would not have been offered credit under the pre-existing approach. The overall effect of these enhancements and modifications may be to materially change the overall credit quality of the portfolio of receivables underwritten under the Primary Underwriting Program. The credit performance of a pool of securitized receivables may be affected by any such change in credit quality.

As all of its credit decisions are based on objective factors, including those employed by credit analysts, CarMax Auto Finance does not consider any approved applications to constitute exceptions to its underwriting standards, unless an application was approved in violation of those standards. Any application determined by CarMax Auto Finance to have been inappropriately approved is ineligible for inclusion in the pool of Receivables transferred to the Trust.

Each retail installment sale contract underwritten by CarMax Auto Finance in connection with the sale of a new or used motor vehicle is secured by that vehicle. The maximum loan amount for each financed vehicle, representing the selling price of the financed vehicle plus sales tax, license fees and title fees, is determined based upon the creditworthiness of the related obligor(s) and is generally no more than 125% of the selling price of the financed vehicle. The actual amount financed is generally less than the maximum allowable loan amount. In each case where the amount financed exceeds the value of the related financed vehicle, CarMax Auto Finance has determined that the creditworthiness of the related obligor supports the additional loan amount. CarMax Auto Finance also finances extended service plan contracts and guaranteed asset protection (GAP) waiver agreements purchased with financed vehicles.

CarMax Auto Finance believes that the resale value of a vehicle purchased by an obligor will decline below the purchase price and, in some cases, will decline for a period of time below the principal balance outstanding on the related installment sale contract. CarMax Auto Finance regularly reviews the quality of its installment sale contracts to ensure compliance with its established policies and procedures.

Additional Underwriting Programs

From time to time, CarMax Business Services may test, develop and implement additional underwriting programs that use credit scoring models, decision rules, and underwriting procedures that are separate from the credit scoring model, decision rules, and underwriting procedures used for the Primary Underwriting Program (described above under “—Underwriting Procedures”) to evaluate and decision credit applications that did not result in an origination from the credit evaluation under the Primary Underwriting Program. As described in “The Receivables—Criteria Applicable to Selection of Receivables” in this prospectus, any receivables underwritten under any such separate underwriting program are ineligible to be transferred to the Trust.

SERVICING AND COLLECTION PROCEDURES

The procedures described below relate to the servicing and collection of receivables by CarMax Business Services underwritten under the Primary Underwriting Program.

General

Under the brand CarMax Auto Finance, the Servicer (including its predecessor in interest, CarMax Auto) has serviced motor vehicle receivables from its servicing center in Kennesaw, Georgia since 1993. The Servicer offers obligors several payment method options, including by mail to a lockbox, by telephone, online, by mobile application or in person at any CarMax location. Most payments received prior to the designated processing time on a business day are matched to an obligor and applied to that obligor’s account by the Servicer on the day received.

The majority of obligors pay their obligation in a timely manner and do not require any collection efforts. When an account does become delinquent, the Servicer employs additional collection efforts appropriate for the relative level of account risk.

The Servicer measures delinquency by the number of days elapsed from the date a payment is due under an installment sale contract. The Servicer considers a receivable to be delinquent when the related obligor fails to make a scheduled payment on or before the related due date. If a partial payment is received that is less than the regular monthly payment by more than $50 and that deficiency is not cured on or before the related due date, the account will be considered delinquent. The Servicer also uses an automated delinquency monitoring system, which assigns delinquent receivables to different categories of collection priority based on the number of days of delinquency.

The Servicer manages its collection efforts using software that offers the ability to alter collections strategy according to individual account behavior and historical performance. Account risk is determined through an analysis of behavioral factors, such as credit risk at the initiation of the loan, the number of payments made, the level of historical delinquency and the number of times the obligor has failed to keep payment arrangements. The Servicer reviews its collections strategy on a daily basis and uses optimization techniques to enhance the effectiveness of collection efforts.

The Servicer’s collection efforts are divided into specific areas depending upon the level of delinquency. For accounts less than 30 days past due, early collectors focus on reaching the obligors through various contact methods depending on the level of delinquency and the history of the account. The Servicer’s customer service representatives are trained to handle incoming calls from accounts that are fewer than 30 days past due. Accounts that reach a level of delinquency of 30 days or greater are typically assigned to the late collections group, where they are serviced by more experienced collectors. Accounts that are 60 days past due or greater are assigned to specialized collectors trained to handle higher risk obligors by, among other things, communicating the collateral recovery process for the related vehicle.

Once a vehicle is in the Servicer’s possession, the related obligor has a redemption period. Generally, during this period the obligor may redeem the vehicle by paying off the related receivable in full or, in some cases, by paying off all past due amounts. In either case, the receivable balance may be increased to account for the reasonable expenses incurred by the Servicer in repossessing, holding and preparing the Financed Vehicle for disposition and arranging for its sale. In those states in which the UCC governs the redemption of Financed Vehicles, the obligor must be given reasonable notice of the date, time and place of any proposed public sale of a repossessed vehicle, or the date after which any proposed private sale of a repossessed vehicle may be held, and may redeem the vehicle at any time prior to sale. In most states in which laws other than the UCC govern the redemption of Financed Vehicles, the obligor must be given a specified period of time, usually between 10 and 30 days, to redeem a repossessed vehicle. At the conclusion of the redemption period, the Servicer sells the vehicle and any remaining Principal Balance of the related receivable is charged off. Most repossessed vehicles are sold through CarMax’s on-site wholesale auctions, which reduces fees and holding time. Any deficiency remaining after the sale of the Financed Vehicle is pursued against the obligor to the extent deemed practical by the Servicer and to the extent permitted by law. All repossession activities are carried out in accordance with applicable state law and related procedures adopted by the Servicer. Other departments in the specialty collections group include recovery collections, retention, remarketing, skip tracing, legal and bankruptcy.

In general, the Servicer charges off a receivable on the last business day of the month during which the earliest of the following occurs:

•	any payment, or any part of any payment, due under the receivable is 120 days or more delinquent as of the last business day of the month, whether or not the Servicer has repossessed the Financed Vehicle;

•	the Servicer has repossessed and liquidated the Financed Vehicle; and

•	the Servicer determines in accordance with its customary practices that the receivable is uncollectible.

The Servicer may extend the due date for one or more payments due on a receivable in accordance with its customary servicing policies and practices. Pursuant to the Sale and Servicing Agreement, the cumulative extensions with respect to any Receivable cannot cause the term of such Receivable to extend beyond the Final Scheduled Distribution Date of the Notes. If the Servicer fails to comply with the foregoing, each Receivable affected thereby will be repurchased in accordance with the Sale and Servicing Agreement. In addition, pursuant to the Sale and Servicing Agreement, the Servicer may, in accordance with its customary servicing policies and practices, waive any late payment charge or any other fees that may be collected in the ordinary course of servicing the Receivables. For modifications or waivers that do not result in a purchase of the receivable, CarMax Business Services does not expect that these changes or waivers will affect materially the cash flows on the Receivables. [Insert description of the impact of modifications on the Receivables to distribution on the Notes if applicable.]

While the Servicer’s servicing policies have generally remained consistent over time, the Servicer routinely reviews its procedures and seeks to enhance its servicing platform through the utilization of new technologies.

Physical Damage Insurance

In general, each retail installment sale contract requires the related obligor to obtain physical damage insurance covering loss or damage to the related Financed Vehicle. There can be no assurances, however, that each Financed Vehicle will at all times be covered by physical damage insurance.

GAP Waiver Agreements

Obligors may purchase a waiver agreement which provides for the cancellation of all or a portion of the remaining Principal Balance of the related Receivable in certain events, including a casualty with respect to the related Financed Vehicle after application of any casualty insurance proceeds to the amount due under the Receivable. The premium for the GAP waiver agreement is generally included in the amount financed under the

Receivable. The Servicer will deposit any amounts paid under any insurance relating to a GAP waiver agreement into the Collection Account.

HISTORICAL PERFORMANCE

Delinquency, Credit Loss and Recovery Information

Set forth below is certain information concerning the experience of CarMax Business Services pertaining to its portfolio of receivables originated under the Primary Underwriting Program. This portfolio includes all motor vehicle receivables serviced by CarMax Business Services that were originated under such underwriting program, whether or not they have been previously sold or securitized or may be sold or securitized in the future. Motor vehicle receivables may be originated (and serviced) under separate additional underwriting programs (as described under “The CarMax Business—Additional Underwriting Programs” in this prospectus), and the information set forth below does not concern any such receivables.

There can be no assurance that the delinquency, repossession and net loss experience on the pool of Receivables will be comparable to that set forth below.

Delinquency Experience

As of [ ],
	20[ ]		20[ ]
	Number of Receivables	Amount	Number of Receivables	Amount
Total Receivable Portfolio
Delinquencies as a Percentage of Total Receivable Portfolio
31-60 Days
61-90 Days
91-120 Days
121 Days or More
Total Delinquencies as a Percentage of Total Receivable Portfolio
Total Delinquencies

As of [ ],
	20[ ]		20[ ]		20[ ]
	Number of Receivables	Amount	Number of Receivables	Amount	Number of Receivables	Amount
Total Receivable Portfolio
Delinquencies as a Percentage of Total Receivable Portfolio
31-60 Days
61-90 Days
91-120 Days
121 Days or More
Total Delinquencies as a Percentage of Total Receivable Portfolio
Total Delinquencies

As of December 31,
	20[ ]		20[ ]
	Number of Receivables	Amount	Number of Receivables	Amount
Total Receivable Portfolio
Delinquencies as a Percentage of Total Receivable Portfolio
31-60 Days
61-90 Days
91-120 Days
121 Days or More
Total Delinquencies as a Percentage of Total Receivable Portfolio
Total Delinquencies

The amounts included in the delinquency experience table represent principal amounts only. Total Delinquencies as a Percentage of Total Receivable Portfolio includes unsold repossessed vehicles and accounts in bankruptcy which are less than 120 days past due. The delinquency periods included in the delinquency experience table are calculated based on the number of days a payment is contractually past due. All receivables are written off not later than the last business day of the month during which they become 120 days delinquent.

Credit Loss Experience

[ ] Months Ended [ ],
	20[ ]	20[ ]
Outstanding Principal Amount at Period End
Total Number of Receivables Outstanding at Period End
Average Outstanding Principal Amount During the Period(1)
Average Number of Receivables Outstanding During the Period
Gross Principal Charge-Offs(2)
Total Number of Receivables Charged Off During the Period
Annualized Number of Receivables Charged Off as a Percentage of the Average Number of Receivables Outstanding During the Period
Recoveries(3)
Net Losses
Annualized Net Losses as a Percentage of the Average Outstanding Principal Amount
Average Net Dollar Loss on Receivables Charged Off During the Period(4)

Year Ended [ ],
	20[ ]	20[ ]	20[ ]	20[ ]	20[ ]
Outstanding Principal Amount at Period End
Total Number of Receivables Outstanding at Period End
Average Outstanding Principal Amount During the Period(1)
Average Number of Receivables Outstanding During the Period
Gross Principal Charge-Offs(2)
Total Number of Receivables Charged Off During the Period
Number of Receivables Charged Off as a Percentage of the Average Number of Receivables Outstanding During the Period
Recoveries(3)
Net Losses
Net Losses as a Percentage of the Average Outstanding Principal Amount
Average Net Dollar Loss on Receivables Charged Off During the Period(4)

(1)	The average outstanding principal amount for any period equals the average of the monthly average outstanding principal amount of the retail installment sale contracts during that period.
(2)	The gross charge-offs for any period equal the total principal amount due on all retail installment sale contracts determined to be uncollectible during that period.
(3)	The recoveries for any period equal the total amount recovered during that period on retail installment sale contracts charged off during that period or before, including finance charge recoveries.
(4)	The average net dollar loss on retail installment sale contracts charged off during any period equals the net losses for that period divided by the total number of retail installment sale contracts charged off during that period.

See “The CarMax Business” in this prospectus for a discussion of CarMax Business Services experience with and overall procedures for originating, underwriting and servicing receivables.

Static Pool Information About Previous Securitizations

Static pool information about prior pools of retail installment sale contracts originated under the Primary Underwriting Program that were securitized by CarMax Business Services during the past five years can be found in Annex I to this prospectus, which we refer to as the “static pool annex.” Information in the static pool annex consists of summary information for the original characteristics of prior securitized pools and delinquency, cumulative credit losses and prepayment data for the prior pools. No assurance can be made that the cumulative credit losses, delinquency and prepayment experience of a particular pool of retail installment sale contracts will be similar to the static pool information of prior pools of retail installment sale contracts.

Repurchases of Receivables in Prior Securitized Pools

[The following table provides information regarding the demand, repurchase and replacement history with respect to receivables securitized by CarMax Business Services during the period from [            ] to [            ]].

[Name of Issuing Entity	Receivables That Were Subject of Demand		Receivables That Were Repurchased or Replaced		Receivables Pending Repurchase or Replacement (within cure period)		Demand in Dispute		Demand Withdrawn		Demand Rejected
CarMax Auto Owner Trust 20[ ]-[ ]	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%
CarMax Auto Owner Trust 20[ ]-[ ]	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%
CarMax Auto Owner Trust 20[ ]-[ ]	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%
Total	# $	%	# $	%	# $	%	# $	%	# $	%	# $	%]

The transaction documents for prior securitizations of motor vehicle retail installment sale contracts sponsored by CarMax Business Services contain covenants requiring the repurchase of an underlying receivable from the related pool for the breach of a representation or warranty. The depositor, as securitizer, discloses, in a report on Form ABS-15G, all fulfilled and unfulfilled repurchase requests for securitized receivables that were the subject of a demand to repurchase. [For the three year period ending [                    ], there was no activity to report with respect to any demand to repurchase receivables under any such prior securitization sponsored by CarMax Business Services.] The depositor filed its most recent report on Form ABS-15G with the SEC pursuant to Rule 15Ga-1 on [                    ]. The depositor’s CIK number is 0001259380. For additional information about obtaining a copy of the report, you should refer to “Where You Can Find Additional Information” in this prospectus.

[To the extent material, add disclosure regarding the financial condition of the sponsor, the servicer and any other party responsible for repurchasing a receivable as a result of a breach of representations or warranties.]

THE RECEIVABLES

General

The Trust will own a pool of Receivables consisting of motor vehicle retail installment sale contracts originated under the Primary Underwriting Program and secured by security interests in the motor vehicles financed by those contracts. CarMax Business Services will sell the Receivables to the Seller on the Closing Date pursuant to the Receivables Purchase Agreement. The Seller will sell the Receivables to the Trust on the Closing Date pursuant to the Sale and Servicing Agreement. The property of the Trust will include payments on the Receivables which are made after the Cutoff Date. Other than the Indenture Trustee as secured party under the Indenture, no party will have any material direct or contingent claim on any Receivable as of their transfer to the Trust.

The Receivables are Simple Interest Receivables. Each monthly installment under a Simple Interest Receivable consists of an amount of interest which is calculated on the basis of the outstanding Principal Balance multiplied by the stated contract rate and further multiplied by the period elapsed (as a fraction of a calendar year) since the last payment of interest was made. Payments received under a Simple Interest Receivable are allocated between interest and principal based on the actual date on which the payment is received. Accordingly, if an obligor on a Simple Interest Receivable pays a fixed monthly installment before its scheduled due date:

•	the portion of the payment allocable to interest for the period since the preceding payment was made will be less than it would have been had the payment been made as scheduled; and

•	the portion of the payment applied to reduce the unpaid Principal Balance will be correspondingly greater.

Conversely, if an obligor pays a fixed monthly installment after its scheduled due date:

•	the portion of the payment allocable to interest for the period since the preceding payment was made will be greater than it would have been had the payment been made as scheduled; and

•	the portion of the payment applied to reduce the unpaid principal balance will be correspondingly less.

No adjustment to the scheduled monthly payments is made in the event of early or late payments, although in the case of late payments the obligor may be subject to a late charge.

In either case, the obligor under a Simple Interest Receivable pays fixed monthly installments until the final scheduled payment date, at which time the amount of the final installment is increased or decreased as necessary to repay the then outstanding Principal Balance. If a Simple Interest Receivable is prepaid, the obligor is required to pay interest only to the date of prepayment.

Criteria Applicable to Selection of Receivables

The pool of Receivable to be transferred to the Trust on the Closing Date was selected from CarMax Business Services’ portfolio based on several criteria, including that each such Receivable:

•	was originated under the Primary Underwriting Program;

•	is secured by a new or used motor vehicle;

•	was originated in the United States;

•	had a remaining Principal Balance of not less than $[ ];

•	had an original term to maturity of not more than [ ] months and not less than [ ] months and a remaining term to maturity of not more than [ ] months and not less than [ ] months;

•	is a simple interest contract;

•	has a fixed Contract Rate of not more than [ ]%;

•	provides for level scheduled monthly payments that fully amortize the amount financed over its original term to maturity (except that the period between the contract date and the first payment date may be less than or greater than one month and except for the first and last payments, which may be minimally different from the level payments);

•	relates to an obligor who has made at least one payment;

•	more than $50 of a scheduled payment was not more than 30 days past due;

•	is not secured by a Financed Vehicle that has been repossessed;

•	does not relate to an obligor who is currently the subject of a bankruptcy proceeding; and

•	is evidenced by only one original document.

The pool of Receivables [were] [will be] selected from CarMax Business Services’ portfolio of Receivables that meet the criteria described above and other administrative criteria used by CarMax Business Services from time to time. The Receivables were not selected using selection procedures believed by CarMax Business Services to be adverse to the Noteholders. No expenses incurred in connection with the selection and acquisition of the Receivables are to be payable from the offering proceeds.

The information presented throughout this prospectus pertains to Receivables that satisfied, as of the [Statistical Calculation Date] [Cutoff Date], the criteria for transfer to the Trust[, except that Receivables having an aggregate Principal Balance of $[        ] as of the Statistical Calculation Date related to obligors who had not yet made at least one payment (including Receivables having an aggregate Principal Balance of $[        ] as of the Statistical Calculation Date that had a remaining term to maturity of 72 months). [The Receivables acquired by the Trust on the Closing Date will contain Receivables in addition to or different from those included in the statistical pool and some of the Receivables in the statistical pool may not be included in the pool of Receivables sold to the Trust on the Closing Date as a result of, among other things, prepayments or the failure of those Receivables to meet the eligibility requirements established for the Trust. Therefore, the characteristics of the

Receivables in the pool acquired by the Trust on the Closing Date may differ from those of the Receivables in the statistical pool. All Receivables to be sold to the Trust on the Closing Date, however, must satisfy the eligibility criteria specified in this prospectus.]

Characteristics of the Receivables

The information concerning the Receivables presented throughout this prospectus is based on a pool of Receivables as of the [Statistical Calculation Date] [Cutoff Date]. [The characteristics of the Receivables to be sold to the Trust on the Closing Date may differ from those of the statistical pool.] [Note: If any material pool characteristic of the actual Receivables at the time of issuance of the Notes differs by 5% or more (other than as a result of payments and collections on the Receivables) from the characteristics of the Receivables as of the Statistical Calculation Date, the issuing entity will disclose the characteristics of the actual Receivables on a Form 8-K that will be filed with the SEC.] [As of the Statistical Calculation Date, the Receivables had a Pool Balance of $[        ].] The Receivables transferred to the Trust on the Closing Date will have a Pool Balance of [not less than] $[        ] as of the Cutoff Date.

[To be included in prospectus if the pool will include Receivables that have been extended prior to the [Statistical Calculation Date] [Cutoff Date], to the extent material: As described under “Servicing and Collection Procedures” in this prospectus, the Servicer offers certain obligors credit-related extensions. Less than [    ]% of the Receivables (by aggregate Principal Balance as of the [Statistical Calculation Date] [Cutoff Date]) were extended by the Servicer.]

The following tables set forth information with respect to the Receivables as of the [Statistical Calculation Date] [Cutoff Date]. [While the characteristics of the Receivables transferred to the Trust on the Closing Date will differ somewhat from the information set forth on these tables, we anticipate that the variations will not be significant.]

Composition of the Receivables

as of the [Statistical Calculation Date] [Cutoff Date]

	New Motor Vehicles	Used Motor Vehicles	Total
Pool Balance
Number of Receivables
Percentage of Pool Balance				%
Average Principal Balance
Range of Principal Balances
Weighted Average Contract Rate				%
Range of Contract Rates
Weighted Average Remaining Term
Range of Remaining Terms
Weighted Average Original Term
Range of Original Terms
Weighted Average FICO® Score(1)
Range of FICO® Scores

(1)	Reflects only Receivables with obligors that have a FICO® score at the time of application. The FICO® score with respect to any Receivable with co-obligors is calculated as the average of each obligor’s FICO® score at the time of application.

As of the [Statistical Calculation Date] [Cutoff Date], the weighted average FICO®* score of the Receivables is [        ], with the minimum FICO® score being [        ] and the maximum FICO® score being [        ]. Additionally, [    ]% of the Pool Balance as of the [Statistical Calculation Date] [Cutoff Date] is composed of obligors with FICO® scores between [        ] and [        ], with 5% of obligor FICO® scores (based on Principal Balance) exceeding [        ] and 5% of obligor FICO® scores (based on Principal Balance) falling below [        ]. The calculations in this paragraph reflect only Receivables with obligors that have a FICO® score at the time of application. The percentage of obligors that did not have a FICO® score at the time of application was [    ]% based on Principal Balance. A FICO® score is a measurement determined by Fair Isaac Corporation using information collected by the major credit bureaus to assess credit risk. Data from an independent credit reporting agency, such as FICO® score, is one of several factors that may be used by CarMax Business Services in its credit scoring system to assess the credit risk associated with each applicant. See “The CarMax Business—Underwriting Procedures” in this prospectus. Additionally, FICO® scores are based on independent third party information, the accuracy of which cannot be verified. FICO® scores should not necessarily be relied upon as a meaningful predictor of the performance of the Receivables.

*	FICO® is a federally registered servicemark of Fair Isaac Corporation.

Distribution of the Receivables by Remaining Term to Maturity

as of the [Statistical Calculation Date] [Cutoff Date]

Remaining Term Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
1-12 months			$
13-24 months
25-36 months
37-48 months
49-60 months
61-66 months
67-72 months

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

Distribution of the Receivables by Original Term to Maturity

as of the [Statistical Calculation Date] [Cutoff Date]

Original Term Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
1-12 months			$
13-24 months
25-36 months
37-48 months
49-60 months
61-66 months
67-72 months

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

Distribution of the Receivables by Obligor Mailing Address

as of the [Statistical Calculation Date] [Cutoff Date]

Obligor Mailing Address	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
[State]			$
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
[State]
Other

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

Each state included in the “other” category in the distribution by obligor mailing address table accounted for not more than [    ]% of the total number of Receivables and not more than [    ]% of the Pool Balance, in each case as of the [Statistical Calculation Date] [Cutoff Date].

Distribution of the Receivables by Financed Vehicle Model Year

as of the [Statistical Calculation Date] [Cutoff Date]

Model Year	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
[2000] and before			$
[2001]
[2002]
[2003]
[2004]
[2005]
[2006]
[2007]
[2008]
[2009]
[2010]
[2011]
[2012]
[2013]
[2014]
[2015]

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

Distribution of the Receivables by Contract Rate

as of the [Statistical Calculation Date] [Cutoff Date]

Contract Rate Range	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
1.001% - 2.000%			$
2.001% - 3.000%
3.001% - 4.000%
4.001% - 5.000%
5.001% - 6.000%
6.001% - 7.000%
7.001% - 8.000%
8.001% - 9.000%
9.001% - 10.000%
10.001% - 11.000%
11.001% - 12.000%
12.001% - 13.000%
13.001% - 14.000%
14.001% - 15.000%
15.001% - 16.000%
16.001% - 17.000%
17.001% - 18.000%

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

Distribution of the Receivables by Original Principal Balance

as of the [Statistical Calculation Date] [Cutoff Date]

Original Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
$0.01 - $5,000.00			$
$5,000.01 - $10,000.00
$10,000.01 - $15,000.00
$15,000.01 - $20,000.00
$20,000.01 - $25,000.00
$25,000.01 - $30,000.00
$30,000.01 - $35,000.00
$35,000.01 - $40,000.00
$40,000.01 - $45,000.00
$45,000.01 - $50,000.00
$50,000.01 - $55,000.00
$55,000.01+

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

The average original Principal Balance of the Receivables was $[        ] as of the [Statistical Calculation Date] [Cutoff Date].

Distribution of the Receivables by Remaining Principal Balance

as of the [Statistical Calculation Date] [Cutoff Date]

Remaining Principal Balance	Number of Receivables	Percentage of Total Number of Receivables(1)	Principal Balance	Percentage of Pool Balance as of the [Statistical Calculation Date] [Cutoff Date](1)
$0.01 - $5,000.00			$
$5,000.01 - $10,000.00
$10,000.01 - $15,000.00
$15,000.01 - $20,000.00
$20,000.01 - $25,000.00
$25,000.01 - $30,000.00
$30,000.01 - $35,000.00
$35,000.01 - $40,000.00
$40,000.01 - $45,000.00
$45,000.01 - $50,000.00

Total		100.00%		100.00%

(1)	Percentages may not add to 100.00% due to rounding.

The average remaining Principal Balance of the Receivables was $[        ] as of the [Statistical Calculation Date] [Cutoff Date].

[Asset-level Data Regarding the Receivables]

[For offerings on or after November 23, 2016, in accordance with Item 1111, asset level data for the Receivables specified in Schedule AL to Regulation AB, and related asset level documents will be filed on Form ABS-EE with the prospectus and with the monthly statements to securityholders on Form 10-D:

The depositor has prepared asset-level data for the Receivables and filed this information with the SEC on Form ABS-EE. The Form ABS-EE is incorporated by reference into this prospectus. The asset-level data includes information about the Receivables, the related vehicles, the related obligors, activity on such Receivables, charge offs, repossessions and modifications of such Receivables. Investors should carefully review the asset level data. The Servicer will also prepare asset level data about the Receivables for this securitization transaction for the prior month and file it with the SEC on Form ABS-EE at the time of filing the Form 10-D. The Form ABS-EE, and any information attached as exhibits to the form, will be incorporated by reference into the Form 10-D.]

Seller Review of the Pool of Receivables

The Seller performed a review of Receivables in the [statistical] pool that was designed and effected to provide reasonable assurance that the information contained in this prospectus regarding the pool of Receivables is accurate in all material respects. For specified aspects of the review, the Seller engaged third parties to assist. The Seller designed the procedures used in the review, assumes the responsibility for the sufficiency of those procedures, and attributes to itself all findings and conclusions of the review.

The Seller uses information from databases and other management information systems to assemble an electronic data tape containing relevant data on the pool of Receivables. From this tape, the Seller constructs the pool composition and stratification tables in “The Receivables—Characteristics of the Receivables” in this prospectus.

The Seller designed procedures to test the accuracy of the transmission of individual Receivables data from information databases maintained by CarMax Business Services to the electronic data tape. Through a random process, [            ] [Receivables] [receivables in a statistical pool of receivables as of [            ], 20[    ]] were selected. CarMax Business Services made available an electronic copy of the pertinent underlying documentation, including data records, for each reviewed Receivable. A variety of numerical values in, and other elements of, each Receivable’s documentation were either compared to the corresponding information in the electronic data tape or evaluated for compliance with an eligibility criterion or a representation and warranty, to determine whether any inaccuracies existed. [The Seller found no discrepancies in this review.] [Description of any discrepancies to be included.]

The pool review also evaluated the eligibility criteria that pertain to standard terms of Receivables and standard business practices, such as the criteria related to each Receivable being a fully-amortizing simple interest contract. The Seller confirmed with responsible personnel of CarMax Business Services that its systems would not permit the origination of contracts that fail to meet these types of eligibility criteria.

Another aspect of the pool review consisted of a comparison of selected statistical data contained in this prospectus describing the pool of Receivables to data in, or derived from, the data tape. The review consisted of a recalculation from the data in the information databases of the number of contracts, monetary amounts, amounts and percentages displayed in this prospectus. Differences due to rounding or that were de minimis (less than $100) were not considered exceptions. [This comparison found no exceptions within the specified parameters.] [Description of any discrepancies to be included.]

The pool review also evaluated the information contained in this prospectus regarding the pool of Receivables. The descriptions of the business practices, contract terms and legal and regulatory considerations, and other information with respect to the pool of Receivables were reviewed with responsible personnel of CarMax Business Services and counsel.

The Seller monitors internal reports and developments with respect to processes and procedures that are designed to maintain and enhance the quality of decision-making, the quality of originated assets and the accuracy, efficiency and reliability of Receivables systems and operations. Internal control processes used by CarMax Business Services include reviews of Receivables documentation and other origination functions. Internal control audits are performed regularly on key business functions.

Following the pool review, the Seller has concluded that it has reasonable assurance that, in all material respects, the statistical data describing the Receivables in this prospectus is accurate, the pool of Receivables will satisfy the selection criteria and the representations and warranties as of the Cutoff Date, and the disclosure regarding the pool of Receivables contained in this prospectus is accurate.

Pool Underwriting

The underwriting process for CarMax Business Services is described in “The CarMax Business—Underwriting Procedures” in this prospectus. As noted there, most credit applications are approved or declined automatically, and the rest are subject to further review by a credit underwriter. In the pool of Receivables, [            ] Receivables having an aggregate Principal Balance as of the [Statistical Calculation Date] [Cutoff Date] of $[        ] (representing [    ]% of the aggregate Principal Balance of the Receivables) were automatically approved. The remaining Receivables were approved after review by a credit underwriter based on the decision rules established by CarMax Business Services. [As described in this prospectus, CarMax Business Services does not consider any of the Receivables to constitute exceptions to its underwriting standards.] [Note: Exceptions to underwriting criteria to be inserted as applicable.]

MATURITY AND PREPAYMENT CONSIDERATIONS

General

The weighted average lives of the Notes will generally be influenced by the rate at which the Principal Balances of the Receivables are paid, which payment may be in the form of scheduled amortization or prepayments. “Prepayments” for these purposes includes the following circumstances:

•	prepayments by obligors, who may repay at any time without penalty;

•	the Seller may be required to repurchase a Receivable sold to the Trust if certain breaches of representations and warranties occur and the Receivable is materially and adversely affected by the breach;

•	the Servicer may be obligated to purchase a Receivable from the Trust if certain breaches of covenants occur or if the Servicer extends or modifies the terms of a Receivable beyond the Collection Period preceding the Final Scheduled Distribution Date for the Notes;

•	partial prepayments, including those related to rebates of extended service plan contract costs and insurance premiums;

•	liquidations of the Receivables due to default; and

•	partial prepayments from proceeds from physical damage, theft, credit life and credit disability insurance policies.

In light of the above considerations, we cannot assure you as to the amount of principal payments to be made on the Notes on each Distribution Date since that amount will depend, in part, on the amount of principal collected on the Receivables during the applicable Collection Period. Any reinvestment risks resulting from a faster or slower incidence of prepayment of the Receivables will be borne entirely by the Noteholders.

The rate of prepayments on the Receivables may be influenced by a variety of economic, social and other factors, including the fact that an obligor may not sell or transfer its Financed Vehicle without CarMax Business Services’ consent. These factors may also include unemployment, servicing decisions, seasoning of Receivables, destruction of Financed Vehicles by accident, and sales of Financed Vehicles.

Hypothetical Decrement Tables and Weighted Average Lives of the Notes

The following information is given solely to illustrate the effect of prepayments of the Receivables on the weighted average lives of the Notes under the stated assumptions and is not a prediction of the prepayment rate that might actually be experienced by the Receivables.

Prepayments on motor vehicle receivables can be measured relative to a prepayment standard or model. The model used in this prospectus, the Absolute Prepayment Model or “ABS,” represents an assumed rate of prepayment each month relative to the original number of receivables in a pool of receivables. ABS further assumes that all of the receivables are the same size and amortize at the same rate and that each receivable in each month of its life will either be paid as scheduled or be prepaid in full. For example, in a pool of receivables originally containing 10,000 receivables, a 1% ABS rate means that 100 receivables prepay each month. ABS does not purport to be an historical description of prepayment experience or a prediction of the anticipated rate of prepayment of any pool of assets, including the Receivables.

The rate of payment of principal of each class of Notes will depend on the rate of payment (including prepayments) of the Principal Balance of the Receivables. For this reason, final distributions in respect of the Notes could occur significantly earlier than their respective Final Scheduled Distribution Dates. The Noteholders will exclusively bear any reinvestment risk associated with early payment of their Notes.

The ABS Tables captioned “Percent of Initial Note Principal Amount at Various ABS Percentages” have been prepared on the basis of the following assumed characteristics of the Receivables:

•	the Receivables prepay in full at the specified constant percentage of ABS monthly;

•	each scheduled monthly payment on the Receivables is made on the last day of each month and each month has 30 days, beginning in [ ], 20[ ];

•	payments on the Notes are made on each Distribution Date (and each Distribution Date is assumed to be the fifteenth day of the applicable month);

•	the servicing fee for each Collection Period is equal to the product of 1⁄12 of 1.00% and the Pool Balance as of the first day of such Collection Period (or as of the Cutoff Date in the case of the first Distribution Date);

•	[the backup servicer fee for each Collection Period is equal to the product of 1⁄12 of [ ]% and the pool balance as of the first day of that Collection Period, but not less than $[ ];]

•	[no asset representations review has been triggered;]

•	the initial principal amount of [each class of Notes] is as set forth on the cover of this prospectus [and the initial principal amounts of the Class [ ]a Notes and the Class [ ]b Notes are $[ ] and $[ ], respectively];

•	interest on the Class A-1 Notes [and the Class [ ]b Notes] is calculated on the basis of the actual number of days in the related Interest Period and a 360-day year;

•	interest on the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes, the Class B Notes, the Class C Notes and the Class D Notes is calculated on the basis of a 360-day year of twelve 30-day months;

•	the interest rate on the Class A-1 Notes is [ ]%, the interest rate on the Class A-2 Notes is [ ]%, the interest rate on the Class A-3 Notes is [ ]%, the interest rate on the Class A-4 Notes is [ ]%, the interest rate on the Class B Notes is [ ]%, the interest rate on the Class C Notes is [ ]% and the interest rate on the Class D Notes is [ ]%;

•	the Closing Date occurs on [ ], 20[ ];

•	no defaults or delinquencies occur in the payment of any of the Receivables;

•	no Receivables are repurchased due to a breach of any representation or warranty or for any other reason;

•	no Event of Default occurs;

•	[on each Distribution Date, the net of amounts paid to the Trust under the Interest Rate [Swap][Cap] [and the Monthly Swap Amount is zero];]

•	[no early termination date of the Interest Rate [Swap][Cap] occurs;]

•	the initial amount of overcollateralization is [approximately zero], and the amount of target overcollateralization [increases over time to an amount equal to [ ]% of the Pool Balance as of the last day of the related Collection Period, but not less than][will be an amount equal to] [ ]% of the Pool Balance as of the Cutoff Date;

•	the balance in the Reserve Account is initially $[ ] and on each Distribution Date is equal to the Required Reserve Account Amount; and

•	the Servicer exercises its Optional Purchase Right on the earliest Distribution Date on which it is permitted to do so, as described in this prospectus.

The ABS Tables indicate the projected weighted average life of each class of Notes and set forth the percent of the initial principal amount of each class of Notes that is projected to be outstanding after each of the Distribution Dates shown at various constant ABS percentages.

The ABS Tables also assume that the Receivables have been aggregated into hypothetical pools with all of the Receivables within each such pool having the following characteristics and that the level scheduled monthly payment for each of the pools (which is based on the aggregate Principal Balance of the Receivables in each pool, Contract Rate and remaining term to maturity) will be such that each pool will be fully amortized by the end of its remaining term to maturity.

Pool	Aggregate Principal Balance	Weighted Average Contract Rate		Weighted Average Original Term to Maturity (in months)	Weighted Average Remaining Term to Maturity (in months)
1	$		%
2			%
3			%
4			%
5			%
6			%

Total:	$

The actual characteristics and performance of the Receivables will differ from the assumptions used in constructing the ABS Tables. The assumptions used are hypothetical and have been provided only to give a general sense of how the principal cash flows might behave under varying prepayment scenarios. For example, it is very unlikely that the Receivables will prepay at a constant level of ABS until maturity or that all of the Receivables will prepay at the same level of ABS. Moreover, the diverse terms of Receivables within each of the hypothetical pools could produce slower or faster principal distributions than indicated in the ABS Tables at the various constant percentages of ABS specified, even if the weighted average note rates, weighted average original terms to maturity and weighted average remaining terms to maturity of the Receivables are as assumed. Any difference between such assumptions and the actual characteristics and performance of the Receivables, or actual prepayment experience, will affect the percentages of initial amounts outstanding over time and the weighted average life of each class of Notes.

Percent of Initial Note Principal Amount at Various ABS Percentages

	Class A-1 Notes				Class A-2 Notes
Distribution Date	1.00%	1.30%	1.50%	1.70%	1.00%	1.30%	1.50%	1.70%
Closing Date	100%	100%	100%	100%	100%	100%	100%	100%
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
Weighted Average Life (In Years) to Call
Weighted Average Life (In Years) to Maturity

Percent of Initial Note Principal Amount at Various ABS Percentages

	Class A-3 Notes				Class A-4 Notes
Distribution Date	1.00%	1.30%	1.50%	1.70%	1.00%	1.30%	1.50%	1.70%
Closing Date	100%	100%	100%	100%	100%	100%	100%	100%
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
Weighted Average Life (In Years) to Call
Weighted Average Life (In Years) to Maturity

Percent of Initial Note Principal Amount at Various ABS Percentages

	Class B Notes				Class C Notes
Distribution Date	1.00%	1.30%	1.50%	1.70%	1.00%	1.30%	1.50%	1.70%
Closing Date	100%	100%	100%	100%	100%	100%	100%	100%
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
Weighted Average Life (In Years) to Call
Weighted Average Life (In Years) to Maturity

Percent of Initial Note Principal Amount at Various ABS Percentages

	Class D Notes
Distribution Date	1.00%	1.30%	1.50%	1.70%
Closing Date	100%	100%	100%	100%
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
[ ]
Weighted Average Life (In Years) to Call
Weighted Average Life (In Years) to Maturity

The foregoing ABS Tables have been prepared based on the assumptions described above (including the assumptions regarding the characteristics and performance of the Receivables which will differ from the actual characteristics and performance thereof) and should be read in conjunction therewith. The weighted average life of a class of Notes is determined by multiplying the amount of each principal payment on the class of Notes by the number of years from the date of the issuance of the class of Notes to the related Distribution Date, adding the results and dividing the sum by the initial principal amount of the class of Notes.

DESCRIPTION OF THE NOTES

General

The Trust will issue the Notes under the Indenture. A form of the Indenture has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Indenture does not describe the specific terms of the Notes. A copy of the final form of the Indenture will be filed with the SEC no later than the date of the filing of the final prospectus. We summarize below the material terms of the Notes. See “The Indenture” in this prospectus for more information about the terms and provisions of the Indenture.

Payments of Interest

Interest on the principal amounts of the Notes will accrue at the respective per annum interest rates for the various classes [or tranches] of Notes and will be payable on each Distribution Date to the Noteholders of record as of the related Record Date.

The Notes will bear interest at the following Interest Rates:

•	in the case of the Class A-1 Notes, % per annum;

•	in the case of the Class A-2 Notes, % per annum;

•	in the case of the Class A-3 Notes, % per annum;

•	in the case of the Class A-4 Notes, % per annum;

•	in the case of the Class B Notes, % per annum;

•	in the case of the Class C Notes, % per annum; and

•	in the case of the Class D Notes, % per annum.

[The interest rate for the Class [            ] Notes will be either a fixed rate or a combination of a fixed rate and a floating rate if that class has both a fixed rate tranche and a floating rate tranche. For example, the Class [            ] Notes may be divided into fixed and floating rate tranches, in which case the Class [            ]a Notes will be the fixed rate Notes and the Class [            ]b Notes will be the floating rate Notes. If any floating rate Notes are issued, the rate will be based on LIBOR.]

Calculation of Interest. Interest will accrue and will be calculated on the Notes as follows:

•	Actual/360. Interest on the Class A-1 Notes [and any floating rate Notes] will accrue from and including the prior Distribution Date (or, in the case of the first Distribution Date, from and including the Closing Date) to but excluding the current Distribution Date. The interest payable on the Class A-1 Notes [and any floating rate Notes] on each Distribution Date will equal the product of:

•	the principal amount of the Class A-1 Notes [or such floating rate Notes, as applicable,] as of the preceding Distribution Date (or, in the case of the first Distribution Date, as of the Closing Date), after giving effect to all principal payments made with respect to the Class A-1 Notes [or such floating rate Notes, as applicable,] on that preceding Distribution Date;

•	the Interest Rate applicable to the Class A-1 Notes [or such floating rate Notes, as applicable,]; and

•	the actual number of days elapsed during the period from and including the preceding Distribution Date (or, in the case of the first Distribution Date, from and including the Closing Date) to but excluding the current Distribution Date divided by 360.

•	30/360. Interest on the [fixed rate] Notes other than the Class A-1 Notes will accrue from and including the [15th] day of the prior calendar month (or, in the case of the first Distribution Date, from and including the Closing Date) to but excluding the [15th] day of the current month (assuming each month has 30 days). The interest payable on the [fixed rate] Notes other than the Class A-1 Notes on each Distribution Date will equal the product of:

•	the principal amount of that class [or tranche] of [fixed rate] Notes as of the preceding Distribution Date (or, in the case of the first Distribution Date, as of the Closing Date), after giving effect to all principal payments made with respect to that class [or tranche] of [fixed rate] Notes on that preceding Distribution Date;

•	the Interest Rate applicable to that class [or tranche] of [fixed rate] Notes; and

•	30 (or, in the case of the first Distribution Date, assuming a Closing Date of [ ], 20[ ], [ ]) divided by 360.

Unpaid Interest Accrues. Interest accrued as of any Distribution Date but not paid on such Distribution Date will be due on the next Distribution Date, together with interest on such amount at the Interest Rate applicable to that class [or tranche] (to the extent lawful).

Priority of Interest Payments. The Trust will pay interest on the Notes on each Distribution Date with Available Funds in accordance with the priority set forth under “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus. [Payments of interest on the Class A Notes will be subordinate to Monthly Swap Payment Amounts and equal in priority to Senior Swap Termination Payment Amounts.] Interest payments to holders of the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes will have the same priority. If amounts available to make interest payments on a class of Class A Notes are less than the full amount of interest payable on that class of Notes on a Distribution Date, the related Noteholders will receive their ratable share of that amount, based on the aggregate amount of interest due on that date on each class of Class A Notes [and any Senior Swap Termination Payment Amounts due on that date]. Interest payments to the holders of the Class B Notes will be made only after the interest accrued on each class of Class A Notes and the Priority Principal Distributable Amount, if any, have been paid in full. Interest payments to the holders of the Class C Notes will be made only after the interest accrued on each class of Class A Notes and the Class B Notes and the Priority Principal Distributable Amount and the Secondary Principal Distributable Amount, if any, have been paid in full. Interest payments to the holders of the Class D Notes will be made only after the interest accrued on each class of Class A Notes, the Class B Notes and the Class C Notes and the Priority Principal Distributable Amount, the Secondary Principal Distributable Amount and the Tertiary Principal Distributable Amount, if any, have been paid in full.

An Event of Default will occur if the full amount of interest due on the Notes of the Controlling Class is not paid within five Business Days of the related Distribution Date. The failure to pay interest due on a class of Notes within five Business Days of the related Distribution Date, will not be an Event of Default so long as any Notes with a higher alphabetical designation than that class of Notes remain outstanding. See “The Indenture—Rights Upon Event of Default” in this prospectus.

Payments of Principal

Priority and Amount of Principal Payments. On each Distribution Date, Noteholders will receive principal in an amount generally equal to the excess, if any, of:

•	the sum of the aggregate unpaid principal amount of the Notes as of the close of business on the preceding Distribution Date (or, in the case of the first Distribution Date, as of the Closing Date), after giving effect to all payments made on that preceding Distribution Date, and the Overcollateralization Target Amount for the current Distribution Date; over

•	the Pool Balance as of the last day of the related Collection Period.

On each Distribution Date, all Available Funds allocated to payments of principal on the Notes as described in “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus will be aggregated and will be paid out of the Note Payment Account in the following amounts and order of priority:

(1)	to the Class A-1 Notes until they have been paid in full;

(2)	to the Class A-2 Notes until they have been paid in full;

(3)	to the Class A-3 Notes until they have been paid in full;

(4)	to the Class A-4 Notes until they have been paid in full;

(5)	to the Class B Notes until they have been paid in full;

(6)	to the Class C Notes until they have been paid in full; and

(7)	to the Class D Notes until they have been paid in full.

[If the Class [        ] Notes are split into a fixed rate tranche and a floating rate tranche, both tranches will be treated as a single class for the purpose of principal payments.]

In no event will the principal paid in respect of a class of Notes exceed the unpaid principal amount of that class of Notes.

If the Notes have been accelerated following the occurrence of an Event of Default, the Trust will pay the funds allocated to the holders of the Notes to pay principal of the Notes, together with amounts that would otherwise be payable to the holders of the Certificates, as described under “Application of Available Funds—Priority of Distributions (Post-Acceleration)” in this prospectus.

Final Scheduled Distribution Dates. The principal amount of any class of Notes, to the extent not previously paid, will be due on the Final Scheduled Distribution Date for that class. The Final Scheduled Distribution Dates for the Notes are as follows:

•	[ ], 20[ ] for the Class A-1 Notes;

•	[ ], 20[ ] for the Class A-2 Notes;

•	[ ], 20[ ] for the Class A-3 Notes;

•	[ ], 20[ ] for the Class A-4 Notes;

•	[ ], 20[ ] for the Class B Notes;

•	[ ], 20[ ] for the Class C Notes; and

•	[ ], 20[ ] for the Class D Notes.

The date on which each class of Notes is paid in full is expected to be earlier than the Final Scheduled Distribution Date for that class and could be significantly earlier depending upon the rate at which the Principal Balance of the Receivables are paid. [The Final Scheduled Distribution Dates described above are subject to change and may not be determined until the Closing Date. The depositor expects that, should the Final Scheduled Distribution Date change for any class, it will not change from the date described above by more than [two months].]

See “Maturity and Prepayment Considerations” in this prospectus for a further discussion of Receivable prepayments.

Credit Enhancement

The credit or cash flow enhancement for any class of Notes is intended to enhance the likelihood of receipt by the Noteholders of that class of the full amount of principal and interest due on the Notes and to decrease the likelihood that the Noteholders will experience losses. The credit or cash flow enhancement for a class of Notes may not provide protection against all risks of loss and may not guarantee repayment of the entire principal amount and interest due on the Notes. If losses occur which exceed the amount covered by any credit enhancement or which are not covered by any credit enhancement, Noteholders will bear their allocable share of deficiencies and experience losses. Forms of credit enhancement for the Notes will be subordination, overcollateralization, the Reserve Account and excess collections on the Receivables.

Subordination. On each Distribution Date, interest and principal payments on the Notes will be subordinated as follows:

•	no interest will be paid on the Class B Notes, the Class C Notes or the Class D Notes until all interest due on the Class A Notes through the related Interest Period, including, to the extent lawful, interest on any overdue interest and the Priority Principal Distributable Amount, if any, have been paid in full;

•	no interest will be paid on the Class C Notes or the Class D Notes until all interest due on the Class B Notes through the related Interest Period, including, to the extent lawful, interest on any overdue interest and the Priority Principal Distributable Amount and the Secondary Principal Distributable Amount, if any, have been paid in full;

•	no interest will be paid on the Class D Notes until all interest due on the Class C Notes through the related Interest Period, including, to the extent lawful, interest on any overdue interest and the Priority Principal Distributable Amount, the Secondary Principal Distributable Amount and the Tertiary Principal Distributable Amount, if any, have been paid in full; and

•	no principal will be paid on the Class B Notes, the Class C Notes or the Class D Notes until all principal due on the Class A Notes on that Distribution Date has been paid in full, no principal will be paid on the Class C Notes or the Class D Notes until all principal due on the Class B Notes on that Distribution Date has been paid in full and no principal will be paid on the Class D Notes until all principal due on the Class C Notes on that Distribution Date has been paid in full.

The subordination of the Class B Notes, the Class C Notes and the Class D Notes is intended to decrease the risk of default by the Trust with respect to payments due to the more senior classes of Notes.

Overcollateralization. Overcollateralization represents the amount by which the Pool Balance exceeds the aggregate principal amount of the Notes. Overcollateralization will be available to absorb losses on the Receivables that are not otherwise covered by excess collections on or in respect of the Receivables, if any. [It is expected that the] [The] initial amount of overcollateralization will be [less than] $[        ]. The application of funds as described in clause [(13)] of “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus is designed to increase over time the amount of overcollateralization as of any Distribution Date to the Overcollateralization Target Amount. The Overcollateralization Target Amount will be [[    ]% of the Pool Balance as of the Cutoff Date.] [the greater of:

•	[ ]% of the Pool Balance as of the last day of the related Collection Period; and

•	[ ]% of the Pool Balance as of the Cutoff Date.]

Overcollateralization will be effected by paying an amount of principal on the Notes on the first several Distribution Dates after the Closing Date that is greater than the principal of the Receivables paid by obligors during such time. The amount of this payment on the Notes will be funded primarily from interest collections on the Receivables in excess of the interest paid on the Notes and other fees required to be paid by the Trust, but this payment generally will not be made from funds in the Reserve Account.

Excess Collections. Excess collections for any Distribution Date generally will be the amount paid by Obligors in respect of interest on the Receivables during the related Collection Period exceeds the sum of the Servicing Fee, any Unreimbursed Servicer Advances, [the Backup Servicer Fee] [should the Indenture Trustee become the successor Servicer,][any Backup Servicer] indemnities or transition expenses below the $[        ] aggregate cap, [any unpaid fees, expenses or indemnity amounts due to the Asset Representations Reviewer up to a $[        ] aggregate cap] and the aggregate Interest Distributable Amount for each class [or tranche] of Notes [and any amounts due to the swap counterparty under the Interest Rate Swap]. Any such excess collections will be applied on each Distribution Date as an additional source of Available Funds.

Reserve Account. The Servicer will establish and maintain with the Indenture Trustee the Reserve Account into which certain excess collections on the Receivables will be deposited and from which amounts may be withdrawn to pay [the monthly Servicing Fees][, the monthly Backup Servicer Fees], any unpaid indemnity amounts and unpaid transition expenses due to the [Backup Servicer][Indenture Trustee should it become successor Servicer] up to a $[        ] aggregate cap, [any unpaid fees, expenses or indemnity amounts due to the Asset Representations Reviewer up to a $[        ] aggregate cap] [and any Unreimbursed Servicer Advances to the Servicer] and to make required payments [to the swap counterparty and] on the Notes [(except that amounts withdrawn from the [risk retention reserve account][Reserve Account] will not be paid to CarMax Business Services or any of its affiliates in respect of amounts owing to the Servicer or any Noteholder to the extent that CarMax Business Services or any of its affiliates is the Servicer or a Noteholder)]. [Funds on deposit in the [risk retention reserve account][Reserve Account] may not be used to pay amounts due and payable on the Notes held by CarMax Business Services or an affiliate of CarMax Business Services or to the Servicer for as long as CarMax Business Services or an affiliate of CarMax Business Services is the Servicer.]

The Seller will deposit the Reserve Account Initial Deposit in the Reserve Account on the Closing Date. On each Distribution Date, the Indenture Trustee will deposit in the Reserve Account, from amounts collected on or in respect of the Receivables during the related Collection Period and not used on that Distribution Date to pay Required Payment Amounts, the amount, if any, by which the Required Reserve Account Amount for that Distribution Date exceeds the amount on deposit in the Reserve Account on that Distribution Date, after giving effect to all required withdrawals from the Reserve Account on that Distribution Date. The amounts on deposit in the Reserve Account will be invested by the Servicer in Permitted Investments. The Reserve Account must be maintained as an Eligible Deposit Account.

On each Determination Date, the Servicer will determine the Reserve Account Draw Amount, if any, for the following Distribution Date. If the Reserve Account Draw Amount for any Distribution Date is greater than zero, the Indenture Trustee will withdraw that amount from the Reserve Account and transfer the amount withdrawn to the Collection Account and apply that amount as described in “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus. If the amount required to be withdrawn from the Reserve Account to cover shortfalls in available funds on deposit in the Collection Account exceeds the amount on deposit in the Reserve Account, a temporary shortfall in the amounts distributed to the Noteholders could result. In addition, depletion of the Reserve Account ultimately could result in losses on your Notes.

If the amount on deposit in the Reserve Account on any Distribution Date exceeds the Required Reserve Account Amount for that Distribution Date, after giving effect to all required deposits to and withdrawals from the Reserve Account on that Distribution Date, that excess, first, will be applied to fund any deficiency in the Regular Principal Distributable Amount on that Distribution Date [or the amounts described in clauses [(14)], [(15)] or [(16)] of “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus] and, second, will be paid to the Certificateholders. Any amount paid to the Certificateholders will no longer be the property of the Trust. After the payment in full of all accrued and unpaid interest on the Notes and the principal amount of the Notes and the termination of the Trust, any funds remaining on deposit in the Reserve Account will be paid to the Certificateholders.

Optional Purchase of the Receivables and Redemption of the Notes

In order to avoid excessive administrative expense, the Servicer will be permitted, at its option, to purchase all remaining Receivables from the Trust on any Distribution Date if the Pool Balance as of the close of business on the last day of the related Collection Period was [10]% or less of the Pool Balance as of the Cutoff Date. Upon such a purchase, the purchase price will be used to redeem the Notes.

See “The Sale and Servicing Agreement—Optional Purchase of Receivables” in this prospectus for a further discussion of this option.

Controlling Class

So long as any Class A Notes are outstanding, the Class A Notes will be the Controlling Class. As a result, holders of the Class A Notes generally will vote together as a single class under the Indenture. Upon payment in full of the Class A Notes, the Class B Notes will be the Controlling Class. Upon payment in full of the Class B Notes, the Class C Notes will be the Controlling Class. Upon payment in full of the Class C Notes, the Class D Notes will be the Controlling Class.

Note Registration

The Notes will be available for purchase in denominations of $[5,000] and integral multiples of $[1,000] thereafter. The Notes will be available only in book-entry form except in the limited circumstances described below. All Notes will be held in book-entry form by DTC, in the name of Cede & Co., as nominee of DTC. Investors’ interests in the Notes will be represented through financial institutions acting on their behalf as direct and indirect participants in DTC. Investors may hold their Notes through DTC, Clearstream Banking Luxembourg S.A., or Euroclear Bank S.A./N.V., which will hold positions on behalf of their customers or participants through their respective depositories, which in turn will hold such positions in accounts as DTC participants. The Notes will be traded as home market instruments in both the U.S. domestic and European markets. Initial settlement and all secondary trades will settle in same-day funds. The DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Investors electing to hold their Notes through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. Investors electing to hold global Notes through Clearstream or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global notes and no “lock-up” or restricted period.

Actions of Noteholders under the Indenture will be taken by DTC upon instructions from its participants and all payments, notices, reports and statements to be delivered to Noteholders will be delivered to DTC or its nominee as the registered holder of the book-entry Notes for distribution to holders of book-entry Notes in accordance with DTC’s procedures.

Investors should review the procedures of DTC, Clearstream and Euroclear for clearing, settlement and withholding tax procedures applicable to their purchase of the Notes.

Definitive Notes Only in Limited Circumstances. With respect to any class of Notes issued in book-entry form, such Notes will be issued in fully registered, certificated form to Noteholders or their respective nominees, rather than to DTC or its nominee, only if:

•	the Administrator or the Servicer notifies the Indenture Trustee in writing that DTC is no longer willing or able to discharge properly its responsibilities as Depository with respect to the Notes and the Administrator or the Indenture Trustee, as the case may be, is unable to locate a qualified successor; or

•	after the occurrence of an Event of Default or an Event of Servicing Termination, Noteholders representing not less than 51% of the Outstanding principal amount of the Notes of such class advise DTC and the Indenture Trustee in writing that the continuation of a book-entry system through DTC, or a successor thereto, with respect to the Notes is no longer in the best interest of the Noteholders.

Upon the occurrence of any event described in the immediately preceding paragraph, DTC will notify all applicable Noteholders of a given class through participants of the availability of Definitive Notes. Upon surrender by DTC of the Definitive Notes representing the corresponding Notes and receipt of instructions for re- registration, the Indenture Trustee will reissue the Notes as Definitive Notes to the Noteholders.

Distributions of principal of, and interest on, the Definitive Notes will thereafter be made by the Indenture Trustee in accordance with the procedures set forth in the Indenture directly to holders of Definitive Notes in whose names the Definitive Notes were registered at the close of business on the Record Date for such Notes. The distributions will be made by check mailed to the address of the Noteholder as it appears on the register maintained by the Indenture Trustee or by wire transfer to the account designated in writing to the Indenture Trustee by the Noteholder at least five Business Days prior to the related Record Date. The final payment on any Definitive Note, however, will be made only upon presentation and surrender of the Definitive Note at the office or agency specified in the notice of final distribution to the applicable Noteholders.

Definitive Notes will be transferable and exchangeable at the offices of the Indenture Trustee or of a registrar named in a notice delivered to holders of Definitive Notes. No service charge will be imposed for any registration of transfer or exchange, but the Indenture Trustee may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Bankruptcy Limitation

The Indenture Trustee and each Noteholder, by accepting the related Notes or a beneficial interest therein, will covenant that they will not at any time institute against the Seller or the Trust any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

APPLICATION OF AVAILABLE FUNDS

Sources of Available Funds

The funds available to the Trust to make payments on the Notes on each Distribution Date will come from the following sources:

•	collections received on or with respect to the Receivables during the related Collection Period;

•	net recoveries received during the related Collection Period on Receivables that were charged off as losses in prior months;

•	Simple Interest Advances made by the Servicer for the related Collection Period;

•	investment earnings on funds on deposit in the Collection Account in respect of the related Collection Period;

•	proceeds of repurchases of Receivables by the Seller or purchases of Receivables by the Servicer because of certain breaches of representations or covenants;

•	[[net] amounts, if any, received by the Trust under the Interest [Swap][Cap];] and

•	funds, if any, withdrawn from the [risk retention reserve account][Reserve Account] for that Distribution Date.

Priority of Distributions (Pre-Acceleration)

On each Distribution Date, unless an Event of Default has occurred under the Indenture which has resulted in an acceleration of the Notes, the Trust will apply the Available Funds [(provided, that, amounts withdrawn from the [risk retention reserve account][Reserve Account] may not be used to pay amounts owing to CarMax or any Affiliate of CarMax to the extent such Person is the Servicer, a Noteholder or a Note Owner)] for that Distribution Date in the following amounts and order of priority:

(1)	to the Servicer[, the Backup Servicer] or any [other] successor Servicer, as applicable, the Servicing Fee for the related Collection Period plus any overdue Servicing Fees for prior Collection Periods plus any Unreimbursed Servicer Advances for the related Collection Period;

(2)	[pro rata (a)] [to the Backup Servicer, the Backup Servicer Fee for the related Collection Period plus any overdue Backup Servicer Fees for prior Collection Periods plus any indemnity amounts due to the Backup Servicer plus] if the [Backup Servicer][Indenture Trustee] has replaced CarMax Business Services as Servicer, any unpaid indemnity amounts due to the [Backup Servicer][Indenture Trustee] as successor Servicer, plus any unpaid transition expenses due in respect of the transfer of servicing to the [Backup Servicer][Indenture Trustee]; provided, however, that the aggregate amount of such indemnity amounts and transition expenses paid pursuant to this clause (2)(a) shall not exceed $[ ]; [and (b) to the Asset Representations Reviewer, any unpaid fees and expenses for the related Collection Period plus any overdue fees and expenses for prior Collection Periods plus any unpaid indemnity amounts due to the Asset Representations Reviewer; provided, however, that the aggregate amount of such fees, expenses and indemnity amounts paid pursuant to this clause (2)(b) shall not exceed $[ ] per year;]

(3)	[to the swap counterparty, the Monthly Swap Payment Amount for that Distribution Date;]

(4)	[pro rata (a)] to the Note Payment Account for the benefit of the holders of the Class A Notes, the Interest Distributable Amount for each class of Class A Notes for that Distribution Date [and (b) to the swap counterparty, any Senior Swap Termination Payment Amounts];

(5)	to the Note Payment Account for the benefit of the holders of the Notes for distribution as a payment of principal and in the priority set forth under “Description of the Notes—Payments of Principal” in this prospectus, the Priority Principal Distributable Amount for that Distribution Date, if any;

(6)	to the Note Payment Account for the benefit of the holders of the Class B Notes, the Interest Distributable Amount for the Class B Notes for that Distribution Date;

(7)	to the Note Payment Account for the benefit of the holders of the Notes for distribution as a payment of principal and in the priority set forth under “Description of the Notes—Payments of Principal” in this prospectus, the Secondary Principal Distributable Amount for that Distribution Date, if any;

(8)	to the Note Payment Account for the benefit of the holders of the Class C Notes, the Interest Distributable Amount for the Class C Notes for that Distribution Date;

(9)	to the Note Payment Account for the benefit of the holders of the Notes for distribution as a payment of principal and in the priority set forth under “Description of the Notes—Payments of Principal” in this prospectus, the Tertiary Principal Distributable Amount for that Distribution Date, if any;

(10)	to the Note Payment Account for the benefit of the holders of the Class D Notes, the Interest Distributable Amount for the Class D Notes for that Distribution Date;

(11)	to the Note Payment Account for the benefit of the holders of the Notes for distribution as a payment of principal and in the priority set forth under “Description of the Notes—Payments of Principal” in this prospectus, the Quaternary Principal Distributable Amount for that Distribution Date, if any;

(12)	to the Reserve Account, the excess, if any, of the Required Reserve Account Amount for that Distribution Date over the amount then on deposit in the Reserve Account, after giving effect to all required withdrawals from the Reserve Account on that Distribution Date;

(13)	to the Note Payment Account for the benefit of the holders of the Notes for distribution as a payment of principal and in the priority set forth under “Description of the Notes—Payments of Principal” in this prospectus, the Regular Principal Distributable Amount for that Distribution Date, if any;

(14)	[pro rata (a)] if [the Backup Servicer][Indenture Trustee] or any other successor Servicer has replaced CarMax Business Services as Servicer, to the [Backup Servicer][Indenture Trustee] or other successor Servicer, as applicable, any unpaid transition expenses due in respect of the transfer of servicing to the [Backup Servicer][Indenture Trustee] that are in excess of the related cap described under clause (2)(a) above plus any unpaid transition expenses due in respect of the transfer of servicing to any other successor Servicer plus any Additional Servicing Fees for the related Collection Period[, and (b) to the Asset Representations Reviewer, any unpaid fees, expenses and indemnity amounts due to the Asset Representations Reviewer that are in excess of the related cap described under clause (2)(b) above];

(15)	to the [Backup Servicer][Indenture Trustee], any unpaid indemnity amounts due to the [Backup Servicer][Indenture Trustee] should it become successor Servicer that are in excess of the related cap described under clause (2)(a) above;

[(16)]	[to the swap counterparty, any Subordinate Swap Termination Payment Amounts;] and

[(17)]	unless the Notes have been accelerated following the occurrence of an Event of Default, to the Certificateholders, any amounts remaining after the above distributions.

In addition, if the aggregate amount on deposit in the Collection Account and the Reserve Account on any Distribution Date equals or exceeds the aggregate principal amount of the Notes, accrued and unpaid interest thereon, [all amounts due to the Servicer,] all amounts due to the [Backup Servicer][Indenture Trustee should it become successor Servicer] [and the Asset Representations Reviewer] [and all amounts due to the swap counterparty], all such amounts will be applied up to the amount necessary to retire the Notes and pay such amounts due [(except that amounts withdrawn from the Reserve Account will not be paid to CarMax Business or any of its affiliates in respect of amounts owing to the Servicer or any Noteholder to the extent that CarMax Business or any of its affiliates is the Servicer or a Noteholder)].

APPLICATION OF FUNDS

(Pre-Acceleration)

The following diagram shows how Available Collections[, [net] amounts received under the Interest Rate [Swap][Cap]] and, if necessary, funds withdrawn from the Reserve Account will be applied prior to an acceleration of the Notes.

1	In general, amounts will be withdrawn from the Reserve Account and included in the Available Funds for any Distribution Date to the extent that Available Collections [plus [net] amounts, if any, received by the Trust under the Interest Rate [Swap][Cap]] for that Distribution Date are not sufficient to pay current and overdue Servicing Fees, Unreimbursed Servicer Advances, [current and overdue Backup Servicer Fees,] [Backup Servicer][should the Indenture Trustee become successor Servicer,] transition expenses and indemnity amounts up to a $[ ] aggregate cap, [any unpaid fees and expenses owed to the Asset Representations Reviewer and indemnity amounts up to a $[ ] aggregate cap,] [the Monthly Swap Payment Amount, any Senior Swap Termination Payment Amounts], current and overdue interest on the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes, the Priority Principal Distributable Amount, the Secondary Principal Distributable Amount, the Tertiary Principal Distributable Amount and the Quaternary Principal Distributable Amount, in each case for that Distribution Date [(except that amounts withdrawn from the [risk retention reserve account][Reserve Account] will not be paid to CarMax Business or any of its affiliates in respect of amounts owing to the Servicer or any Noteholder to the extent that CarMax Business or any of its affiliates is the Servicer or a Noteholder)].

Priority of Distributions (Post-Acceleration)

If the Notes have been accelerated following the occurrence of an Event of Default under the Indenture, the priority of distributions will change from the normal priority set forth under “Application of Available Funds—Priority of Distributions (Pre-Acceleration).” On each Distribution Date following acceleration of the Notes, the Trust will apply the Available Funds [(provided, that, amounts withdrawn from the [risk retention reserve account][Reserve Account may] not be used to pay amounts owing to CarMax or any Affiliate of CarMax to the extent such Person is the Servicer, a Noteholder or a Note Owner)] for that Distribution Date in the following amounts and order of priority:

(1)	to the Servicer[, the Backup Servicer or] any [other] successor Servicer, as applicable, the Servicing Fee for the related Collection Period plus any overdue Servicing Fees for prior Collection Periods plus any Unreimbursed Servicer Advances for the related Collection Period;

(2)	[pro rata, (a)] [to the Backup Servicer, the Backup Servicer Fee for the related Collection Period plus any overdue Backup Servicer Fees for prior Collection Periods plus][should the [Backup Servicer][Indenture Trustee] become the successor Servicer,] any unpaid indemnity amounts due to [the Backup Servicer][Indenture Trustee] as successor Servicer] plus, if the [Backup Servicer][Indenture Trustee] has replaced CarMax Business Services as Servicer, any unpaid transition expenses due in respect of the transfer of servicing to the [Backup Servicer][Indenture Trustee] without regard to the cap of $[ ] in the aggregate with respect to indemnity amounts and transition expenses; (b) to the Indenture Trustee, all amounts due to the Indenture Trustee as compensation pursuant to the Indenture not previously paid by the Administrator, and to the Owner Trustee, all amounts due to the Owner Trustee pursuant to the Trust Agreement not previously paid by the Servicer; [and (c) to the Asset Representations Reviewer, all amounts due to the Asset Representations Reviewer without regard to the cap of $[ ] per year in the aggregate with respect to fees, expenses and indemnity amounts;]

[(3)]	[to the swap counterparty, the Monthly Swap Payment Amount for that Distribution Date;]

[(4)]	[pro rata, (a)] to the Class A Noteholders, the Interest Distributable Amount for the Class A Notes [and (b) to the swap counterparty, any Senior Swap Termination Payment Amounts];

[(5)(a)]	if an Event of Default has occurred as a result of the first, second or fifth events set forth under “The Indenture—Events of Default” in this prospectus, in the following order of priority:

•	to the Class A-1 Noteholders, until the Class A-1 Notes have been paid in full;

•	to the Class A-2 Noteholders, the Class A-3 Noteholders and the Class A-4 Noteholders, pro rata, until all classes of the Class A Notes have been paid in full;

•	to the Class B Noteholders, the Interest Distributable Amount for the Class B Notes;

•	to the Class B Noteholders, until the Class B Notes have been paid in full;

•	to the Class C Noteholders, the Interest Distributable Amount for the Class C Notes;

•	to the Class C Noteholders, until the Class C Notes have been paid in full;

•	to the Class D Noteholders, the Interest Distributable Amount for the Class D Notes; and

•	to the Class D Noteholders, until the Class D Notes have been paid in full.]

[(5)(b)]	if an Event of Default has occurred as a result of any event set forth under “The Indenture—Events of Default” in this prospectus, other than those events described in clause [(5)(a)] above, in the following order of priority:

•	to the Class B Noteholders, the Interest Distributable Amount for the Class B Notes;

•	to the Class C Noteholders, the Interest Distributable Amount for the Class C Notes;

•	to the Class D Noteholders, the Interest Distributable Amount for the Class D Notes;

•	to the Class A-1 Noteholders, until the Class A-1 Notes have been paid in full;

•	to the Class A-2 Noteholders, the Class A-3 Noteholders and the Class A-4 Noteholders, pro rata, until all classes of the Class A Notes have been paid in full;

•	to the Class B Noteholders, until the Class B Notes have been paid in full;

•	to the Class C Noteholders, until the Class C Notes have been paid in full; and

•	to the Class D Noteholders, until the Class D Notes have been paid in full;

[(6)]	if the [Backup Servicer][Indenture Trustee] or any other successor Servicer has replaced CarMax Business Services as Servicer, to such successor Servicer, any Additional Servicing Fees for the related Collection Period;

[(7)]	[to the swap counterparty, any Subordinate Swap Termination Payment Amounts; and]

[(8)]	to the Certificateholders, any amounts remaining after the above distributions.

These general rules for each Distribution Date after the Notes are accelerated following the occurrence of an Event of Default under the Indenture are subject, however, to the exception that if a Distribution Date is a Final Scheduled Distribution Date for one or more classes of Notes, all principal payments will be made on that Distribution Date and on any subsequent Distribution Date first to those classes of Notes with that Final Scheduled Distribution Date, in order of seniority, until those classes of Notes have been paid in full.

Application of Funds

(Post-Acceleration)

The following diagram shows how Available Funds will be applied after an acceleration of the Notes.

TRANSACTION FEES AND EXPENSES

The following table sets forth information with respect to the fees payable to the Servicer, [the Backup Servicer,] the Asset Representations Reviewer, the Indenture Trustee and the Owner Trustee. On each Distribution Date, Available Funds will be applied to pay the Servicing Fee to the Servicer [, the Backup Servicer Fee to the Backup Servicer] and, to the extent not paid by the Servicer, any unpaid fees, expenses and indemnity amounts payable to the Asset Representations Reviewer, in each case, as described under “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” and “—Priority of Distributions (Post-Acceleration)” in this prospectus. Prior to the occurrence of an Event of Default under the Indenture which has resulted in an acceleration of the Notes, such amounts payable to the Asset Representations Reviewer from Available Funds shall not exceed $[        ] per year. On each Distribution Date following the occurrence of an Event of Default under the Indenture which has resulted in an acceleration of the Notes, Available Funds will be applied to pay amounts due to the Indenture Trustee as compensation pursuant to the Indenture, to the extent not previously paid by the Administrator, as described under “Application of Available Funds—Priority of Distributions (Post-Acceleration).” On each Distribution Date following the occurrence of an Event of Default under the Indenture which has resulted in an acceleration of the Notes, Available Funds will be applied to pay amounts due to the Owner Trustee pursuant to the Trust Agreement, to the extent not previously paid by the Servicer, as described under “Application of Available Funds—Priority of Distributions (Post-Acceleration)” in this prospectus.

The formula for the Servicing Fee[, the formula for the Backup Servicer Fee] and the fees payable to the Asset Representations Reviewer, the Indenture Trustee and the Owner Trustee are listed in the table below and will not change during the term of this securitization transaction.

Fee	Amount
Servicing Fee	1/12 of 1.00% of the Pool Balance as of the first day of the related Collection Period (or as of the Cutoff Date in the case of the first Distribution Date)
[Backup Servicer Fee]	[1/12 of [ ]% of the Pool Balance but not less than $[ per month]]
[Asset Representations Reviewer [Annual] Fee	To the extent not paid by the Servicer, $[ ] per [year][quarter][month]]
[Asset Representations Reviewer Review Fee	To the extent not paid by the Servicer, $[ ] per [Receivable reviewed][hour spent reviewing the Receivables]]
Indenture Trustee Fee	To the extent not paid by the Administrator, $[ ] per year
Owner Trustee Fee	To the extent not paid by the Servicer, $[ ] per year

The Servicing Fee is paid to the Servicer for the servicing of the Receivables under the Sale and Servicing Agreement. The Servicer will be responsible for its own expenses under the Sale and Servicing Agreement, except that the Servicer may net from collections the costs and expenses of the repossession and disposition of Financed Vehicles and external costs of collection on Defaulted Receivables. [The Backup Servicer Fee is paid to the Backup Servicer for performance of the Backup Servicer’s duties under the Sale and Servicing Agreement.] If [the Backup Servicer][a successor Servicer] has replaced CarMax Business Services as Servicer, on each Distribution Date, Available Funds will also be applied to pay certain indemnity amounts and any transition expenses due in respect of the transfer of servicing to [the Backup Servicer][such successor Servicer] as described under “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” and “—Priority of Distributions (Post-Acceleration)” in this prospectus. [The Asset Representations Reviewer fee is paid to the Asset Representations Reviewer for performance of the Asset Representations Reviewer’s duties under the Asset Representations Review Agreement. The Asset Representations Reviewer’s compensation will include its reasonable out of pocket expenses incurred under the Asset Representations Review Agreement and any indemnities owed to the Asset Representations Reviewer.]The Indenture Trustee fee is paid to the Indenture Trustee for performance of the Indenture Trustee’s duties under the Indenture. The Indenture Trustee’s compensation will include its reasonable out of pocket expenses incurred under the Indenture and any indemnities owed to the Indenture Trustee. The Owner Trustee fee is paid to the Owner Trustee for performance of the Owner Trustee’s duties under the Trust Agreement. The Owner Trustee’s compensation will include its reasonable out of pocket expenses incurred under the Trust Agreement and any indemnities owed to the Owner Trustee.

See “The Sale and Servicing Agreement—Servicing Compensation and Expenses” in this prospectus for more information regarding the Servicing Fee. See “The Indenture—Duties of the Indenture Trustee” in this prospectus for more information regarding the compensation and indemnification of the Indenture Trustee.

MONTHLY INVESTOR REPORTS

Pool Factors

The Servicer will provide to you in each monthly investor report a factor which you can use to compute your portion of the principal amount outstanding on the Notes.

Calculation of the Factor For Your Class of Notes. The Servicer will compute a separate factor for each class of Notes. The factor for each class of Notes will be a seven-digit decimal which the Servicer will compute prior to each distribution with respect to that class indicating the remaining Outstanding principal amount of that class as of the applicable Distribution Date. The Servicer will compute the factor for each class of Notes, after giving effect to payments to be made on such Distribution Date, as a fraction of the initial Outstanding principal amount of that class.

Your Portion of the Outstanding Amount of the Notes. For each Note you own, your portion of that class of Notes will be the product of:

•	the original denomination of your Note; and

•	the factor relating to your class of Notes computed by the Servicer in the manner described above.

The factor for each class of Notes will initially be 1.0000000 and will decline as the Outstanding principal amount of that class is reduced. The Outstanding principal amount of each class of Notes will be reduced over time as a result of scheduled payments, prepayments, purchases of the Receivables by the Seller or the Servicer and liquidations of the Receivables.

Contents of Monthly Investor Reports

On or before each Determination Date, the Servicer will prepare and deliver to the Indenture Trustee, with copies to the Seller, the Owner Trustee, [the swap counterparty,] the Rating Agencies[, the Backup Servicer] and each Paying Agent, if applicable, a monthly investor report for the Indenture Trustee to make available to each Noteholder of record as of the most recent Record Date. Each monthly investor report will contain information about the payments to be made on the Notes on the following Distribution Date, the performance of the Receivables during the preceding month and the status of any credit enhancement. An officer of the Servicer will certify as to the accuracy of the information in each monthly investor report. For so long as the Trust is required to file reports under the Exchange Act, the Servicer will file each monthly investor report with the SEC on Form 10-D within 15 days after the related Distribution Date. These reports on Form 10-D can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC and can also be viewed electronically at the SEC’s website as described under “Where You Can Find Additional Information” in this prospectus. You may obtain copies of these reports free of charge by contacting CarMax Funding at the address set forth under “Copies of the Documents” in this prospectus. The Indenture Trustee will make available each month to investors the related monthly investor report via the Indenture Trustee’s internet website with the use of a password provided by the Indenture Trustee. The Indenture Trustee’s internet website will be located at [            ] or at such other address as the Indenture Trustee shall notify the investors from time to time. For assistance with regard to this service, you can call the Indenture Trustee’s corporate trust office at [            ].

Each monthly investor report will contain the following information for the related Distribution Date:

•	the Pool Balance as of the close of business on the last day of the preceding Collection Period;

•	the aggregate amount of collections on the Receivables;

•	the aggregate Purchase Amount of Receivables to be repurchased by the Seller or to be purchased by the Servicer;

•	the net losses with respect to the preceding Collection Period;

•	the Pool Balance as of the close of business on the last day of the related Collection Period;

•	the number of Receivables that were outstanding as of the close of business on the last day of the preceding Collection Period;

•	the aggregate Outstanding principal amount of each class of Notes and the pool factor with respect to each class of Notes, in each case after giving effect to all payments to be made on such Distribution Date;

•	the Overcollateralization Target Amount for such Distribution Date and the amount by which the Pool Balance as of the last day of the related Collection Period will exceed the Note Balance after giving effect to all payments to be made on such Distribution Date;

•	[the Interest Rate applicable to each class or tranche of floating rate Notes, if any, for the related Interest Period (including LIBOR);]

•	the Reserve Account Draw Amount, if any;

•	the Servicing Fee [and the Backup Servicer Fee];

•	[the Monthly Swap Payment Amount, the Senior Swap Termination Payment Amount, if any, and the Subordinate Swap Termination Payment Amount, if any;]

•	the Priority Principal Distributable Amount, the Secondary Principal Distributable Amount, the Tertiary Principal Distributable Amount, the Quaternary Principal Distributable Amount, the Regular Principal Distributable Amount and the Interest Distributable Amount for each class [or tranche] of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes;

•	the aggregate amount of excess collections;

•	the aggregate amount to be distributed as principal for each class of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes;

•	the Reserve Account Amount after giving effect to all required deposits to and withdrawals from the Reserve Account to be made on such Distribution Date;

•	the number and aggregate Principal Balance of Receivables that were 31-60 days, 61-90 days, 91-120 days or 121 days or more delinquent as of the last day of the preceding Collection Period; and

•	the Consolidated Tangible Net Worth as of the last day of the Related Fiscal Quarter.

The Servicer, on behalf of the Trust, will file a Form 10-D for the Trust with the Commission within 15 days after each Distribution Date which will include the monthly investor report for that Distribution Date and the following information, if applicable:

•	whether the Delinquency Trigger has been met or exceeded;

•	a summary of the findings and conclusions of any asset representations review conducted by the Asset Representations Reviewer;

•	information with respect to any resignation, removal, replacement or substitution or appointment of a new Asset Representations Reviewer as required by Item 1121(d)(2) of Regulation AB;

•	if applicable, a statement that the Servicer has received a communication request from a Noteholder interested in communicating with other Noteholders regarding the possible exercise of rights under the transaction documents, the name and contact information for the requesting Noteholder and the date such request was received;

•	the nature and amount of any material change in the Seller’s or an affiliate’s interest in the Notes or certificates from their purchase, sale or other disposition[.][;and]

•	[for offerings on or after November 23, 2016: any asset level information as required by Item 1111(h) and Item 1125 of Regulation AB].

Within the prescribed period of time for federal income tax reporting purposes after the end of each calendar year during the term of Trust, the Indenture Trustee will mail to each person who at any time during such calendar year was a Noteholder and received any payment with respect to the Trust a statement containing certain information for the purposes of the Noteholder’s preparation of federal income tax returns. See “Material Federal Income Tax Consequences” in this prospectus for more information about tax reporting.

Investor Communications

The Indenture will provide that any beneficial owner of Notes may require that the Servicer cause the Trust to include in its Form 10-D filing a request to communicate with other beneficial owner of Notes related to a possible exercise of the Noteholders’ rights under the transaction documents. A beneficial owner of Notes should send its request to the Servicer at CMX_Corp_Fin_Dept@carmax.com. The beneficial owner of Notes should include in its request the method by which other beneficial owners of Notes should contact it.

The Servicer will cause the following information to be included in the Form 10-D related to the reporting period in which the request was received:

•	a statement that the Servicer has received a communication request from a beneficial owner of Notes;

•	the name of the beneficial owner of Notes making the request;

•	the date the request was received;

•	a statement that such beneficial owner of Notes is interested in communicating with other beneficial owners of Notes about the possible exercise of rights under the transaction documents; and

•	a description of the method other beneficial owners of Notes may use to contact the requesting beneficial owner of Notes.

The Servicer will bear any costs associated with including the above information in the Form 10-D. The beneficial owners of Notes will pay any costs associated with communicating with other beneficial owners of Notes, and no other transaction party, including the Trust, will be responsible for such costs.

If Definitive Notes are issued and the requesting beneficial owner is the record holder of any Notes, no verification procedures will be required. If the requesting party is not the record holder of any Notes and is instead a beneficial owner of Notes, the Servicer may require no more verification than (1) a written certification from such party that it is a beneficial owner of Notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document.

PRINCIPAL DOCUMENTS

In general, the operations of the Trust will be governed by the following documents:

Document (Parties)	Primary Purposes
Trust Agreement (Seller) (Owner Trustee)

Creates the Trust as a Delaware statutory trust.

Establishes the terms of and provides for the issuance of the Certificates.

Establishes the rights of the Certificateholders.

Establishes the rights and duties of the Owner Trustee.

Receivables Purchase Agreement (CarMax Business Services) (Seller)

Transfers the Receivables from CarMax Business Services to the Seller.

Contains representations and warranties of CarMax Business Services concerning the Receivables.

Requires CarMax Business Services to repurchase Receivables as to which certain representations and warranties are breached.

Sale and Servicing Agreement (Trust) (Seller) (Servicer) [(The Backup Servicer)]

Transfers the Receivables from the Seller to the Trust.

Contains representations and warranties of the Seller concerning the Receivables.

Requires the Seller to repurchase Receivables as to which certain representations and warranties are breached.

Appoints and establishes the rights and duties of the Servicer [and the Backup Servicer].

Requires the Servicer to purchase Receivables as to which certain servicing covenants are breached.

Provides for compensation of the Servicer [and the Backup Servicer].

Indenture (Trust) (Indenture Trustee)

Provides for the pledge of the Receivables by the Trust to the Indenture Trustee.

Establishes the terms of the Notes and provides for the issuance of the Notes.

Directs how payments are to be made on the Notes.

Establishes the rights of the Noteholders.

Establishes the rights and duties of the Indenture Trustee.

Asset Representations Review Agreement (Trust) (Asset Representations

Appoints and establishes the rights and duties of the Asset Representations Reviewer.

Establishes the procedures by which the Asset Representations Reviewer will conduct a review of Delinquent Receivables that are 60 days or more delinquent for their compliance with asset level representations and warranties provided by CarMax Business Services and the Seller.

Reviewer) (Servicer)	Provides for compensation of the Asset Representations Reviewer.
Administration Agreement (Trust) (CarMax Business Services) (Indenture Trustee)	Establishes the duties of the Administrator.

THE TRUST AGREEMENT

General

The Seller will form The Trust pursuant to the Trust Agreement. The Trust will, concurrently with the transfer of the Receivables to the Trust pursuant to the Sale and Servicing Agreement, issue the Certificates to the Seller pursuant to the Trust Agreement. A form of the Trust Agreement has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Trust Agreement does not describe the specific terms of the transactions related to the Notes. A copy of the final form of the Trust Agreement will be filed with the SEC no later than the date of the filing of the final prospectus. This summary describes the material provisions of the Trust Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement.

Amendment

The Trust Agreement may be amended from time to time by the Seller and the Owner Trustee, but without the consent of the Noteholders, Certificateholders or any other person; provided, however, that no such amendment may, as evidenced by an opinion of counsel to the Seller delivered to the Indenture Trustee or by satisfaction of the Rating Agency Condition, adversely affect in any material respect the interests of the Noteholders. The Trust Agreement may also be amended from time to time by the parties thereto for the purpose of conforming the terms of the Trust Agreement to the description thereof in this prospectus.

The Trust Agreement may also be amended from time to time by the Seller and the Owner Trustee, with the consent of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Notes or, if the Notes have been paid in full, the holders of Certificates evidencing not less than 51% of the aggregate certificate percentage interest and with prior written notice to each Rating Agency and the Administrator, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Trust Agreement or of modifying in any manner the rights of the Noteholders or Certificateholders; provided, however, that no such amendment may:

•	increase or reduce in any manner the amount of, or accelerate or delay the timing of, or change the allocation or priority of, collections of payments on or in respect of the Receivables or distributions that are required to be made for the benefit of the Noteholders or Certificateholders, or change the Interest Rate applicable to any class of Notes, without the consent of all Noteholders and Certificateholders adversely affected by the amendment;

•	reduce the percentage of the aggregate principal amount of the Notes or the percentage of the aggregate certificate percentage interest the consent of the holders of which is required for any amendment to the Trust Agreement without the consent of all Noteholders and Certificateholders adversely affected by the amendment; or

•	adversely affect the rating assigned by any Rating Agency to any class of Notes without the consent of holders of Notes evidencing not less than 66 2⁄3% of the aggregate principal amount of the Notes of such class.

Termination

The obligations of the Seller and the Owner Trustee under the Trust Agreement will terminate, and the Trust will dissolve, upon the earlier of (i) the payment to the Servicer, the Noteholders and the Certificateholders of all amounts required to be paid to them under the Indenture, the Sale and Servicing Agreement and the Trust Agreement and (ii) the Distribution Date immediately following the month which contains the one year anniversary of the maturity or other liquidation of the last outstanding Receivable and the disposition of any amounts received upon liquidation of any remaining property in the Trust.

THE RECEIVABLES PURCHASE AGREEMENT

CarMax Business Services will sell the Receivables to the Seller under the terms of a Receivables Purchase Agreement between CarMax Business Services and the Seller. A form of the Receivables Purchase Agreement has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Receivables Purchase Agreement does not describe the specific terms of the transactions related to the Notes. A copy of the final form of the Receivables Purchase Agreement will be filed with the SEC no later than the date of the filing of the final prospectus. This summary describes the material provisions of the Receivables Purchase Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Receivables Purchase Agreement.

Sale and Assignment of Receivables

CarMax Business Services will transfer and assign to the Seller, without recourse, under the Receivables Purchase Agreement its entire interest in the Receivables, including its security interests in the related Financed Vehicles. Each Receivable will be identified in a schedule appearing as an exhibit to the Receivables Purchase Agreement.

Representations and Warranties Regarding the Receivables

CarMax Business Services will represent and warrant to the Seller in the Receivables Purchase Agreement, among other things, that at the date of issuance of the Notes:

•	the Receivables have been originated by an affiliate of CarMax Business Services under the Primary Underwriting Program in the ordinary course of business in connection with the sale of a new or used motor vehicle to an obligor whose mailing address is located in one of the states of the United States or the District of Columbia;

•	the Receivables comply in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder;

•	the Receivables represent the legal, valid and binding payment obligation in writing of the related obligor, enforceable by the holder thereof in all material respects in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation or other similar laws affecting the enforcement of creditors’ rights generally, any state or federal consumer protection laws or regulations or by general principles of equity;

•	immediately prior to the transfer of the Receivables by CarMax Business Services to the Seller, each Receivable was secured by a valid, binding and enforceable first priority perfected security interest in favor of CarMax Business Services in the related Financed Vehicle, or all necessary and appropriate actions shall have been commenced that would result in the valid perfection of a first priority security interest in favor of CarMax Business Services in the Financed Vehicle, which security interest has been validly assigned by CarMax Business Services to the Seller;

•	there is no right of rescission, setoff, counterclaim or defense asserted or threatened against the Receivables as indicated in CarMax Business Services’ receivables systems or in the related receivable file; and

•	the Receivables require the related obligor to have physical damage insurance covering the related Financed Vehicle.

None of the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer or the Servicer has any obligation to investigate the accuracy of the representations and warranties of CarMax Business Services or whether any Receivable may be an ineligible receivable.

The Seller will assign its rights under the Receivables Purchase Agreement to the Trust under the Sale and Servicing Agreement.

Repurchase of Receivables

In general, if CarMax Business Services breaches a representation or warranty regarding the Receivables set forth in the Receivables Purchase Agreement and such breach shall not have been cured by the close of business on the last day of the Collection Period which includes the 60th day after the date on which CarMax Business Services becomes aware of, or receives written notice of, such breach (including by receipt of a review report from the Asset Representations Reviewer indicating that a test was failed for a Receivable), CarMax Business Services will investigate the Receivable or Receivables to confirm the breach and determine if such breach materially and adversely affects the interest of the Seller, the Trust or the Noteholders in any Receivable. If such breach materially and adversely affects the interest of the Seller, the Trust or the Noteholders in any Receivable and is not cured, CarMax Business Services will repurchase such Receivable from the Seller on the Distribution Date immediately following such Collection Period at a price equal to the related Purchase Amount. The repurchase obligation constitutes the sole remedy available to the Seller for any such uncured breach.

Termination

The obligations of CarMax Business Services, except for its indemnity obligations, and the Seller under the Receivables Purchase Agreement will terminate upon the termination of the Trust as provided in the Trust Agreement.

THE SALE AND SERVICING AGREEMENT

The Seller will sell the Receivables to the Trust and the Servicer will service the Receivables on behalf of the Trust under the terms of the Sale and Servicing Agreement among the Trust, the Seller[, the Backup Servicer] and the Servicer. A form of the Sale and Servicing Agreement has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Sale and Servicing Agreement does not describe the specific terms of the transactions related to the Notes. A copy of the final form of the Sale and Servicing Agreement will be filed with the SEC no later than the date of the filing of the final prospectus. This summary describes the material provisions of the Sale and Servicing Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Sale and Servicing Agreement.

Sale and Assignment of Receivables

The Seller will transfer and assign to the Trust, without recourse, under the Sale and Servicing Agreement, its entire interest in the Receivables transferred and assigned by CarMax Business Services to the Seller under the Receivables Purchase Agreement, including its security interests in the related Financed Vehicles. Each Receivable will be identified in a schedule appearing as an exhibit to the Sale and Servicing Agreement.

Representations and Warranties Regarding the Receivables

The Seller will represent and warrant to the Trust in the Sale and Servicing Agreement, among other things, that at the date of issuance of the Notes:

•	the Receivables have been originated by an affiliate of CarMax Business Services under the Primary Underwriting Program in the ordinary course of business in connection with the sale of a new or used motor vehicle to an obligor whose mailing address is located in one of the states of the United States or the District of Columbia;

•	the Receivables comply in all material respects with all requirements of applicable federal, state and local laws, and regulations thereunder;

•	the Receivables represent the legal, valid and binding payment obligation in writing of the related obligor, enforceable by the holder thereof in all material respects in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation or other similar laws affecting the enforcement of creditors’ rights generally, any state or federal consumer protection laws or regulations or by general principles of equity;

•	immediately prior to the transfer of the Receivables by CarMax Business Services to the Seller, each Receivable was secured by a valid, binding and enforceable first priority perfected security interest in favor of CarMax Business Services in the related Financed Vehicle, or all necessary and appropriate actions shall have been commenced that would result in the valid perfection of a first priority security interest in favor of CarMax Business Services in the Financed Vehicle, which security interest has been validly assigned by CarMax Business Services to the Seller and by the Seller to the Trust;

•	there is no right of rescission, setoff, counterclaim or defense asserted or threatened against the Receivables as indicated in CarMax Business Services’ receivables systems or in the related receivable file; and

•	the Receivables require the related obligor to have physical damage insurance covering the related Financed Vehicle.

None of the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer or the Servicer has any obligation to investigate the accuracy of the representations and warranties of the Seller or whether any Receivable may be an ineligible receivable.

Pursuant to the Indenture, the Trust will assign its rights in the foregoing representations and warranties to the Indenture Trustee for the benefit of the Noteholders.

The depositor will report any requests or demands to repurchase Receivables and related activity and status on Form ABS-15G.

Repurchase of Receivables.

In general, if the Seller breaches a representation or warranty regarding the Receivables set forth in the Sale and Servicing Agreement and such breach shall not have been cured by the close of business on the last day of the Collection Period which includes the 60th day after the date on which the Seller becomes aware of, or receives written notice of such breach (including by receipt of a review report from the Asset Representations Reviewer indicating that a test was failed for a Receivable), CarMax Business Services will investigate the Receivable or Receivables to confirm the breach and determine if such breach materially and adversely affects the interest of the Trust or the Noteholders in any Receivable. Any written repurchase request must provide sufficient detail so as to allow CarMax Business Services or the Seller to reasonably investigate the alleged breach of the representations and warranties related to the Receivables. If such breach materially and adversely affects the interest of the Trust or the Noteholders in any Receivable and is not cured, the Seller will repurchase such Receivable from the Trust on the Distribution Date immediately following such Collection Period at a price equal to the related Purchase Amount. The obligation of the Seller to repurchase a Receivable will not be conditioned on performance by CarMax Business Services of its obligation to repurchase a Receivable from the Seller. The repurchase obligation constitutes the sole remedy available to the Noteholders or the Indenture Trustee in respect of the Trust for any such uncured breach.

Dispute Resolution Procedures

If a request is made for the repurchase of a Receivable due to a breach of a representation or warranty made about the Receivables, and the repurchase is not resolved within 180 days after receipt by CarMax Business Services or the Seller of notice of the repurchase request, the requesting party, including the Indenture Trustee, the Owner Trustee, any Noteholder and any beneficial owner of Notes, will have the right to refer the matter, in its discretion, to either mediation (including non-binding arbitration) or binding third-party arbitration. This right applies to all repurchase requests made in accordance with the Receivables Purchase Agreement and the Sale and Servicing Agreement and is not limited to repurchase requests made in connection with a review pursuant to the asset representations review process described under “The Asset Representations Review Agreement.” This right is not a mechanism for requesting repurchase or other relief from losses resulting from changes in the credit quality of the Receivable or other market conditions. Neither CarMax Business Services nor the Seller will repurchase a Receivable with respect to which the related breach of a representation or warranty did not materially adversely affect the interest of the Trust or the Noteholders in the Receivable. If a Receivable is paid off, satisfied or repurchased, no demands to repurchase are permitted, and there is no further right to mediation or arbitration regarding that Receivable. None of the representations and warranties related to the Receivables relate to the performance of the Receivables or to any credit losses that may occur as a result of a default by the related obligor on the Receivable. Furthermore, the dispute resolution procedures described below apply only to the specific Receivables that are related to the dispute.

The requesting party may choose either mediation (including non-binding arbitration) or third-party binding arbitration at its discretion. In each case, the process will be administrated by [a nationally-recognized alternative dispute resolution facilitator (“ADR Facilitator”)] pursuant to [the ADR Facilitator’s governing rules and procedures], as applicable, or any successor rules or procedures (the “[ADR] Rules”). The mediation or arbitration will take place in New York, New York. The Administrator will direct the Indenture Trustee to, and the Indenture Trustee will, notify the requesting party at the end of the 180-day period if a repurchase demand is unresolved. Within [30] days of the delivery of the notice indicating that a repurchase demand has not been resolved following the end of the 180-day period, the requesting party must initiate the proceedings according to the rules of the [ADR Facilitator] and provide notice (as defined by the [ADR] Rules) to CarMax Business Services and the Seller of its intent to pursue resolution through mediation or arbitration. CarMax Business Services and the Seller must respond to the notice within [30] days and must submit to the method of dispute resolution requested.

If the requesting party chooses to refer the matter to mediation, CarMax Business Services, the Seller and the requesting party will agree on a neutral mediator approved by [the ADR Facilitator] within [15] days of notice service. If the parties cannot agree on a mediator, one will be appointed by [the ADR Facilitator] in accordance with the applicable [ADR] Rules. For a mediation, the proceeding will start within [15] days after the selection of the mediator and conclude within [30] days after the start of the mediation. The parties will mutually agree on the allocation of expenses incurred in connection with the mediation and, should the parties not agree on the allocation of expenses, the expenses will be determined in accordance with [ADR] Rules. If the parties fail to agree at the completion of the mediation, the requesting party may refer the repurchase request to binding arbitration or adjudicate the dispute in court.

If the requesting party chooses to refer the matter to binding arbitration, the matter will be referred to a panel of three arbitrators to be selected in accordance with the [ADR] Rules. CarMax Business Services and the Seller will provide a notice of the commencement of any arbitration on the Form 10-D related to the monthly period in which the arbitration proceeding commences and will give other Noteholders and beneficial owners of Notes or parties to the transaction agreements the right to participate in the arbitration proceeding. The arbitrator will have the authority to schedule, hear and determine any motions, including dispositive and discovery motions, according to New York law, and will do so at the motion of any party. Discovery will be completed within [30] days of appointment of the panel and will be limited for each party to [two] witness depositions not to exceed five hours, [two] interrogatories, [one] document request and [one] request for admissions. The arbitrator, however, may grant additional discovery on a showing of good cause that the additional discovery is reasonable and necessary. Briefs will be limited to no more than [ten] pages each, and will be limited to initial statements of the case, discovery motions and a pre-hearing brief. The evidentiary hearing on the merits will commence no later than [60] days following the appointment of the panel and will proceed for no more than [10] consecutive business days, with equal time allotted to each side for the presentation of direct evidence and cross examination. In each case, the panel will have discretion to modify these timeframes if, based on the facts and circumstances of the particular dispute, good cause exists, there is an unavoidable delay or with the consent of all of the relevant parties. The panel will render its decision on the matter within [90] days of the selection of the panel. The arbitrator will resolve the dispute according to the transaction documents, including choice-of-law provisions, and may not modify or change the transaction documents in any way or award remedies not consistent with the transaction documents. The arbitrator will not be permitted to award punitive or special damages. The panel will also determine which party will be responsible for paying the dispute resolution fees, including attorneys’ fees, incurred in this process. Judgment on the award will be entered in any court having jurisdiction. Once the representations and warranties with respect to a

Receivable have been reviewed by a panel, the panel’s decision will be binding with respect to that Receivable, and such Receivable may not be the subject of any additional mediation or binding arbitration. By selecting binding arbitration, the requesting party will be giving up its right to adjudicate the dispute in court, including the right to a trial by jury.

In all cases, the proceedings of the mediation or binding arbitration, including the occurrence of such proceedings, the nature and amount of any relief sought or granted and the results of any discovery taken in the matter, will be kept strictly confidential by each of the parties to the dispute, except as necessary in connection with a judicial challenge to or enforcement of an award, or as otherwise required by law. This obligation will not prevent a beneficial owner of Notes from communicating with other beneficial owner of Notes related to a possible exercise of the Noteholders’ rights under the transaction documents as described under “Monthly Investor Reports—Investor Communication” in this prospectus, nor will CarMax Business Services or the Seller be prohibited from providing notice of the commencement of any arbitration on Form 10-D as described above. Neither CarMax Business Services nor the Seller will be required to produce personally identifiable customer information for purposes of any mediation or arbitration.

Servicing the Receivables

To assure uniform quality in servicing the Receivables and to reduce administrative costs, the Trust will designate the Servicer to service and administer the Receivables and, as custodian on behalf of the Trust, to maintain possession of the installment sale contracts or installment loan agreements and any other documents relating to the Receivables. To reduce administrative costs, the installment sale contracts or installment loan agreements and any other documents relating to the Receivables will not be physically segregated from other similar documents that are in the Servicer’s possession or otherwise stamped or marked to reflect the transfer to the Trust and the obligors under the Receivables will not be notified of the transfer. However, UCC financing statements reflecting the transfer of the Receivables by the Seller to the Trust will be filed and the Servicer’s accounting records and computer systems will be marked to reflect such transfer. Because the Receivables will remain in the Servicer’s possession and will not be stamped or otherwise marked to reflect the transfer to the Trust, the Trust’s interest in the Receivables could be defeated if a subsequent purchaser were to obtain physical possession of the Receivables without knowledge of such transfer. See “Material Legal Issues Relating to the Receivables—Security Interests in the Financed Vehicles” in this prospectus.

The Servicer will make reasonable efforts to collect all payments due with respect to the Receivables and will, consistent with the Sale and Servicing Agreement, follow such collection procedures as it follows with respect to comparable motor vehicle retail installment sale contracts or installment loans originated under the Primary Underwriting Program that it services for itself or others. The Servicer may, consistent with its normal procedures, defer a payment on a Receivable or otherwise modify the payment schedule of a Receivable. If the Servicer determines that eventual payment in full of a Receivable is unlikely, the Servicer will follow its normal practices and procedures to realize upon the Receivable, including the repossession and disposition of the related Financed Vehicle at a public or private sale or the taking of any other action permitted by applicable law.

Extensions and Modifications

The Servicer may, in its sole discretion but consistent with its normal practices and procedures, extend the payment schedule applicable to any Receivable for credit-related reasons; provided, however, that if the extension of a payment schedule causes a Receivable to remain outstanding after the Collection Period preceding the Final Scheduled Distribution Date for the Class D Notes, the Servicer will agree under the Sale and Servicing Agreement to purchase that Receivable for an amount equal to the Purchase Amount as of the last day of the Collection Period during which such extension occurs. The purchase obligation of the Servicer under the Sale and Servicing Agreement will constitute the sole remedy available to the Trust, the Noteholders, the Indenture Trustee, the Certificateholders[, the Backup Servicer] or the Owner Trustee for any extension of a payment schedule that causes a Receivable to remain outstanding after the Collection Period preceding the Final Scheduled Distribution Date for the Class D Notes. [The ability of the Servicer to make modifications on the Receivables is not expected to have a material impact on the distributions on the Notes.] [Insert description of the impact of modifications on the Receivables to distribution on the Notes if applicable.]

Accounts

The Servicer will establish and maintain for the Trust, in the name of the Indenture Trustee on behalf of the Noteholders, the Collection Account, into which all payments made on or with respect to the Receivables will be deposited. The Servicer will establish and maintain with the Indenture Trustee the Note Payment Account in the name of the Indenture Trustee on behalf of the Noteholders, into which amounts released from the Collection Account and any other accounts of the Trust for payment to such Noteholders will be deposited and from which all payments to such Noteholders will be made. As described under “Description of the Notes—Credit Enhancement—Reserve Account” in this prospectus, the Servicer will establish and maintain for the Trust, in the name of the Indenture Trustee on behalf of the Noteholders, the Reserve Account, into which certain excess collections on the Receivables will be deposited and from which certain amounts may be withdrawn and paid as described in “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” in this prospectus.

All funds on deposit in the Trust Accounts will be invested by the Indenture Trustee, as directed by the Servicer, in Permitted Investments as provided in the Sale and Servicing Agreement. Permitted Investments are generally limited to obligations or securities that mature on or before the Business Day preceding the Distribution Date following the Collection Period during which the investment is made or on or before the Business Day preceding the next Distribution Date in the case of funds on deposit in the Reserve Account. Thus, the amount of cash available in the Reserve Account at any time may be less than the balance of the Reserve Account. If the amount required to be withdrawn from the Reserve Account to cover shortfalls in collections on the Receivables exceeds the amount of cash in the Reserve Account, a temporary shortfall in the amounts distributed to the Noteholders could result, which could, in turn, increase the average life of the Notes. All net investment earnings on funds on deposit in the Trust Accounts will be deposited in the Collection Account or distributed as provided in the Sale and Servicing Agreement.

The Trust Accounts will be maintained as Eligible Deposit Accounts, which satisfy certain requirements of the Rating Agencies.

On each Distribution Date, the Servicer will notify the Indenture Trustee to withdraw the Reserve Account Draw Amount, if any, from the Reserve Account and to deposit this amount into the Collection Account.

Collections

The Servicer will deposit all amounts received on or in respect of the Receivables into the Collection Account within two Business Days after such receipt; provided, however, that the Servicer will not be required to deposit such amounts into the collection account until the Business Day preceding the Distribution Date following the Collection Period during which such amounts were received at any time that and for so long as:

•	CarMax Business Services is the Servicer;

•	no Event of Servicing Termination shall have occurred and be continuing; and

•	the Rating Agency Condition shall have been satisfied.

All amounts received on or in respect of a Receivable during any Collection Period will be applied first to any outstanding Simple Interest Advances made by the Servicer with respect to such Receivable and then to the scheduled payment.

Advances

The Servicer, at its option, may make Simple Interest Advances on the Business Day preceding each Distribution Date to the extent that the Servicer determines that such advances will be recoverable from subsequent collections or recoveries on the Receivables. If the Simple Interest Advance with respect to any Collection Period is a negative amount, that amount will be paid to the Servicer in reimbursement of outstanding Simple Interest Advances. The Servicer will recover Simple Interest Advances from subsequent payments by or on behalf of the respective obligor or, upon the Servicer’s determination that such advance is an Unreimbursed Servicer Advance, from any Available Funds as described in clause (1) under “Application of Available Funds—Priority of Distributions (Pre-Acceleration)” and “—Priority of Distributions (Post-Acceleration)” in this prospectus. No advances of principal will be made with respect to Simple Interest Receivables. The Servicer will deposit all Simple Interest Advances into the related collection account on the Business Day preceding the Distribution Date following the Collection Period during which the related interest payment was due. [Neither the Backup Servicer nor any other] [No] successor Servicer will be obligated to make any Simple Interest Advances.

Servicing Compensation and Expenses

The Servicer will be entitled to receive the Servicing Fee on each Distribution Date. The Servicing Fee, together with any portion of the Servicing Fee that remains unpaid from the prior Distribution Date, will be payable on each Distribution Date. The Servicing Fee will be paid only to the extent of the funds deposited into the Collection Account with respect to the Collection Period relating to such Distribution Date, plus funds, if any, deposited into the Collection Account from the Reserve Account. The Servicer will also be entitled to receive the Supplemental Servicing Fees.

The Servicing Fee and any Supplemental Servicing Fees are intended to compensate the Servicer for performing the functions of a third party servicer of the Receivables as an agent for the Trust, including collecting and posting all payments, responding to inquiries of obligors on the Receivables, investigating delinquencies, sending payment coupons to obligors, reporting federal income tax information to obligors, paying costs of collections and policing the collateral. The fees will also compensate the Servicer for administering the Receivables, including making Simple Interest Advances, accounting for collections, furnishing monthly and annual statements to the Owner Trustee and Indenture Trustee with respect to distributions and generating federal income tax information for the Trust. The fees, if any, also will reimburse the Servicer for certain taxes, the fees of the Owner Trustee and Indenture Trustee, if any, accounting fees, outside auditor fees, data processing costs and other costs incurred in connection with administering the Receivables.

Distributions

All distributions of principal and interest, or, where applicable, of principal or interest only, on each class of Notes entitled thereto will be made by the Indenture Trustee to the related Noteholders beginning on the initial Distribution Date. On each Determination Date, the Servicer will determine the amount in the Collection Account available to make distributions to Noteholders on the following Distribution Date and will direct the Indenture Trustee to make such distributions.

Optional Purchase of Receivables

In order to avoid excessive administrative expense, the Servicer will be permitted, at its option, to purchase all remaining Receivables from the Trust on any Distribution Date if the Pool Balance as of the close of business on the last day of the related Collection Period was [10]% or less of the Pool Balance as of the Cutoff Date. The price to be paid by the Servicer in connection with the exercise of this option will equal the Purchase Amount of all Receivables, plus the appraised value of any property of the Trust, if necessary, other than the Collection Account, Note Payment Account, certificate payment account or Reserve Account; provided, however, that the purchase price paid by the Servicer for the remaining Receivables, together with amounts on deposit in the Reserve Account and the Collection Account, must equal or exceed the Note Balance as of the purchase date, plus accrued but unpaid interest on each class [or tranche] of Notes at the related Interest Rate through the related Interest Period, plus all amounts due to the Servicer in respect of its servicing compensation, outstanding and unreimbursed Simple Interest Advances and Unreimbursed Servicer Advances[, plus all amounts due to the Backup Servicer] [, plus all amounts due to the swap counterparty under the Interest Rate Swap]. The Servicer will notify the Owner Trustee, the Indenture Trustee, the Seller[, the Backup Servicer] and the Rating Agencies of the Servicer’s intent to exercise its Optional Purchase Right no later than 10 days prior to the related Distribution Date. Upon such a purchase, the purchase price will be used to redeem the Notes.

Annual Compliance

The Servicer will provide a report regarding its assessment of its compliance with certain minimum servicing criteria as of the end of the preceding Fiscal Year (or, in the case of the first report delivered by the Servicer, from the date on which such Servicer assumed the duties as Servicer under the Sale and Servicing Agreement) and a separate certificate signed by an officer of such Servicer stating that, to such officer’s knowledge, such Servicer has fulfilled its obligations under the Sale and Servicing Agreement throughout the preceding Fiscal Year (or, in the case of the first certificate delivered by such Servicer, from the date on which such Servicer assumed the duties as Servicer under the Sale and Servicing Agreement) or, if there has been a default in the fulfillment of any such obligation in any material respect, describing each default.

The Servicer will provide a separate annual report of a firm of independent certified public accountants attesting to such Servicer’s assessment of its compliance with certain minimum servicing criteria described above during the preceding Fiscal Year (or, in the case of the first certificate delivered by such Servicer, from the date on which such Servicer assumed the duties as Servicer under the Sale and Servicing Agreement).

Copies of these reports and certificates may be obtained by Noteholders by a request in writing addressed to the Indenture Trustee.

Certain Matters Regarding the Servicer

The Sale and Servicing Agreement will provide that the Servicer may not resign from its obligations and duties as Servicer thereunder except:

•	upon a determination that the Servicer’s performance of its duties is no longer permissible under applicable law; or

•	upon the appointment of a successor servicer and upon satisfaction of the Rating Agency Condition.

No resignation will become effective until the Indenture Trustee or a successor servicer has assumed the servicing obligations and duties under the Sale and Servicing Agreement. The Servicer will also have the right to delegate any of its duties under those agreements to a third party without the consent of any Noteholder or the confirmation of any rating assigned to the Notes. The Servicer will, however, remain responsible and liable for its duties under those agreements as if it had made no delegations.

The Sale and Servicing Agreement will provide that neither the Servicer nor any of its directors, officers, employees or agents will be under any liability to the Trust or the Noteholders for taking any action or for refraining from taking any action thereunder or for errors in judgment; provided, however, that neither the Servicer nor any other person will be protected against any liability that would otherwise be imposed by reason of willful misfeasance, bad faith or negligence (other than errors in judgment) in the performance of the Servicer’s duties thereunder or by reason of reckless disregard of its obligations and duties thereunder.

The Sale and Servicing Agreement will provide that the Servicer is under no obligation to appear in, prosecute or defend any legal action that is not incidental to its duties to service the Receivables and that, in its opinion, may cause it to incur any expense or liability. The Servicer may, however, undertake any reasonable action that it may deem necessary or desirable in respect of the Sale and Servicing Agreement and the rights and duties of the parties thereto and the interests of the Noteholders thereunder. In that event, the legal expenses and costs of such action and any liability resulting therefrom will be expenses, costs, and liabilities of the Servicer.

The Sale and Servicing Agreement will provide, under the circumstances specified therein, that any entity into which the Servicer may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Servicer is a party, or any entity succeeding to the business of the Servicer, which entity in each of the foregoing cases assumes the obligations of the Servicer, will be the successor to the Servicer under the Sale and Servicing Agreement.

Events of Servicing Termination

The following events will constitute “Events of Servicing Termination” under each sale and servicing agreement:

•	the Servicer shall fail to make any required payment or deposit under the Sale and Servicing Agreement and that failure shall continue unremedied beyond the earlier of five Business Days following the date that payment or deposit was due or, in the case of a payment or deposit to be made no later than a Distribution Date or the Business Day preceding a Distribution Date, that Distribution Date or preceding Business Day, as applicable;

•	the Servicer shall fail to deliver to the Indenture Trustee, the Owner Trustee, [the Backup Servicer,] the Seller, CarMax Business Services, each Paying Agent and each Rating Agency the monthly report relating to the payment of amounts due to Noteholders and that failure shall continue unremedied beyond the earlier of three Business Days following the date that report was due and the Business Day preceding the related Distribution Date;

•	the Servicer shall fail to observe or perform in any material respect any other covenant or agreement in the Sale and Servicing Agreement that materially and adversely affects the rights of the Seller or the Noteholders and that failure shall continue unremedied for 60 days after written notice of that failure shall have been given to the Servicer by the Seller, [the Backup Servicer,] the Owner Trustee or the Indenture Trustee, or to the Seller, CarMax Business Services, the Servicer, [the Backup Servicer,] the Owner Trustee and the Indenture Trustee, by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class;

•	any representation or warranty of the Servicer made in the Sale and Servicing Agreement or in any certificate delivered pursuant thereto or in connection therewith, shall prove to have been incorrect in any material respect as of the time when made and that breach shall continue unremedied for 30 days after written notice of that breach shall have been given to the Servicer by the Seller, [the Backup Servicer,] the Owner Trustee or the Indenture Trustee, or to the Seller, CarMax Business Services, the Servicer, [the Backup Servicer,] the Owner Trustee and the Indenture Trustee by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class;

•	the occurrence of certain events of bankruptcy, insolvency, receivership or liquidation of the Servicer or its property as specified in the Sale and Servicing Agreement; and

•	the occurrence of a Special Unrated Servicer Tangible Net Worth Event.

Rights Upon Event of Servicing Termination

If an Event of Servicing Termination shall have occurred and be continuing, the Indenture Trustee or the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class may terminate all of the rights and obligations of the Servicer under the Sale and Servicing Agreement. If the rights and obligations of the Servicer under the Sale and Servicing Agreement have been terminated, [the Backup Servicer] the Indenture Trustee or a successor Servicer appointed by the Indenture Trustee] will succeed to all of the responsibilities, duties and liabilities of the Servicer under the Sale and Servicing Agreement, except as expressly set forth in the Sale and Servicing Agreement, and will be entitled to similar compensation arrangements. If, however, a bankruptcy trustee or similar official has been appointed for the Servicer, and no Event of Servicing Termination other than that appointment has occurred and is continuing, that trustee or similar official may have the power to prevent a transfer of servicing. [If the Indenture Trustee is unwilling or unable to act as successor Servicer, it may appoint, or petition a court of competent jurisdiction to appoint, a successor Servicer with a net worth of not less than $50,000,000 and whose regular business includes the servicing of motor vehicle retail installment sale contracts or installment loans. The Indenture Trustee may arrange for compensation to be paid to the successor Servicer, which may not be greater than the servicing compensation paid to the Servicer under the Sale and Servicing Agreement without the prior written consent of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class. The predecessor Servicer will be obligated to pay the costs and expenses associated with the transfer of servicing to the successor Servicer. Such amounts, if not paid by the predecessor Servicer, will be paid out of collections on the Receivables.]

Waiver of Past Events of Servicing Termination

The holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class may, on behalf of all Noteholders, waive any Event of Servicing Termination and its consequences, except a default in making any required deposits to or payments from the Collection Account, the Note Payment Account, the Certificate Payment Account or the Reserve Account in accordance with the Sale and Servicing Agreement. No waiver of a default by the Servicer in the performance of its obligations under the Sale and Servicing Agreement will impair the rights of the Noteholders with respect to any subsequent or other Event of Servicing Termination.

[Replacement of Backup Servicer]

[Under the Sale and Servicing Agreement, the Backup Servicer may not resign from its obligations and duties as Backup Servicer thereunder except upon a determination that the Backup Servicer’s performance of its duties is no longer permissible under applicable law. No resignation will become effective until an entity acceptable to the holders of Notes evidencing not less than 51% of the Controlling Class shall have assumed the obligations and duties of the Backup Servicer under the Sale and Servicing Agreement. ]

Amendment

The Sale and Servicing Agreement may be amended from time to time by the parties thereto, but without the consent of the Noteholders or any other person; provided, however, that no such amendment may, as evidenced by an opinion of counsel to the Servicer delivered to the Indenture Trustee or by satisfaction of the Rating Agency Condition, adversely affect in any material respect the interests of the Noteholders. The Sale and Servicing Agreement may also be amended from time to time by the parties thereto for the purpose of conforming the terms of the Sale and Servicing Agreement to the description thereof in this prospectus.

The Sale and Servicing Agreement may also be amended from time to time by the parties thereto with the consent of the Indenture Trustee and the consent of the holders of Notes evidencing at least 66  2⁄3% of the aggregate principal amount of the Controlling Class, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Sale and Servicing Agreement, or of modifying in any manner the rights of the Noteholders; provided, however, that no such amendment may:

•	increase or reduce in any manner the amount of, or accelerate or delay the timing of, or change the allocation or priority of, collections of payments on or in respect of the Receivables or distributions that are required to be made for the benefit of the Noteholders, or change the Interest Rate applicable to any class of Notes or the Required Reserve Account Amount, without the consent of all Noteholders adversely affected by the amendment; or

•	reduce the percentage of the aggregate principal amount of the Controlling Class the consent of the holders of which is required for any amendment to the Sale and Servicing Agreement without the consent of all Noteholders adversely affected by the amendment.

Termination

The obligations of the Servicer, [the Backup Servicer,] the Seller and the Owner Trustee under the Sale and Servicing Agreement will terminate upon the earlier of the maturity or other liquidation of the last outstanding Receivable and the disposition of any amounts received upon liquidation of any remaining Receivables and the payment to the Noteholders of the Trust of all amounts required to be paid to them under the Indenture.

In order to avoid excessive administrative expense, the Servicer will be permitted, at its option, to purchase the Receivables held by the Trust on any Distribution Date following the last day of a Collection Period as of which the Pool Balance as of such date is [10]% or less of the Pool Balance as of the Cutoff Date. The purchase price for the Receivables will equal the aggregate of the related Purchase Amounts as of the end of the preceding Collection Period, after giving effect to the application of any monies collected on the Receivables. The purchase price for the Receivables will not be less than the outstanding principal amount of the Notes plus accrued and unpaid interest thereon. Any outstanding Notes of the Trust will be paid in full concurrently with the purchase specified above.

THE INDENTURE

General

The Trust will issue several classes of Notes under the terms of an Indenture between the Trust and the Indenture Trustee. A form of the Indenture has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Indenture does not describe the specific terms of the Notes. A copy of the final form of the Indenture will be filed with the SEC no later than the date of the filing of the final prospectus. This summary describes the material provisions of the Indenture. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Notes and the Indenture.

Duties of the Indenture Trustee

Except upon the occurrence and during the continuation of an Event of Default, the Indenture Trustee:

•	will perform those duties and only those duties that are specifically set forth in the Indenture, and any discretion, permissive right or privilege shall not be construed as a duty;

•	may, in the absence of bad faith, rely on certificates or opinions furnished to the Indenture Trustee which conform to the requirements of the Indenture as to the truth of the statements and the correctness of the opinions expressed in those certificates or opinions; and

•	will examine any certificates and opinions which are specifically required to be furnished to the Indenture Trustee under the Indenture to determine whether or not they conform to the requirements of the Indenture.

If an Event of Default shall have occurred and be continuing, the Indenture Trustee will be required to exercise the rights and powers vested in it by the Indenture and to use the same degree of care and skill in the exercise of those rights and powers as a prudent person would exercise or use under the circumstances in the conduct of that person’s own affairs.

Compensation; Indemnification. The Administrator will pay to the Indenture Trustee from time to time reasonable compensation for its services, reimburse the Indenture Trustee for all expenses, advances and disbursements reasonably incurred or made by it, including expenses associated with the appointment of a successor Indenture Trustee, and indemnify the Indenture Trustee for, and hold it harmless against, any and all losses, liabilities or expenses, including reasonable attorneys’ fees, incurred by it in connection with the administration of the Trust and the performance of its duties under the Indenture; provided, however, that the Administrator will not indemnify the Indenture Trustee for, or hold it harmless against, any loss, liability or expense incurred by it through its own willful misconduct, negligence or bad faith. The Indenture Trustee will not be liable:

•	for any error of judgment made by it in good faith unless it is proved that it was negligent in ascertaining the pertinent facts;

•	for any action it takes or omits to take in good faith in accordance with directions received by it from the Noteholders in accordance with the terms of the Indenture; or

•	for interest on any money received by it except as it and the Trust may agree in writing; or

•	for special, consequential or indirect damages (including lost profits).

The Indenture Trustee will not be deemed to have knowledge of any Event of Default or other event unless a responsible officer of the Indenture Trustee has actual knowledge of the default or other event or has received written notice of the default or other event in accordance with the Indenture.

Events of Default

The following events will constitute “Events of Default” under the Indenture:

•	a default in the payment of interest on any Note of the Controlling Class for five or more Business Days;

•	a default in the payment of principal of any Note on the Final Scheduled Distribution Date;

•	a material default in the observance or performance of any other covenant or agreement of the Trust made in the Indenture and such default not having been cured for a period of 60 days after written notice thereof has been given to the Trust by the Seller or the Indenture Trustee or to the Trust, the Seller and the Indenture Trustee by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class;

•	any representation or warranty made by the Trust in the Indenture or in any certificate delivered pursuant thereto or in connection therewith having been incorrect in any material respect as of the time made and such incorrectness not having been cured for a period of 30 days after written notice thereof has been given to the Trust by the Seller or the Indenture Trustee or to the Trust, the Seller and the Indenture Trustee by the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class; and

•	certain events of bankruptcy, insolvency, receivership or liquidation of the Trust or its property as specified in the Indenture.

The amount of principal due and payable on a class of Notes on any Distribution Date prior to the Final Scheduled Distribution Date generally will be limited to amounts available to pay principal. Therefore, the failure to pay principal on a class of Notes generally will not result in the occurrence of an Event of Default until the Final Scheduled Distribution Date for that class of Notes.

Rights Upon Event of Default

If the property of the Trust is sold following an Event of Default as described above, the Indenture Trustee will apply or cause to be applied the proceeds of that sale as Available Funds as described under “Application of Available Funds—Priority of Distributions (Post-Acceleration).”

If an Event of Default shall have occurred and be continuing, the Indenture Trustee or the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class may, upon prior written notice to each Rating Agency and the Administrator, declare the Notes immediately due and payable by written notice to the Trust (and to the Indenture Trustee if given by the holder of Notes), CarMax Funding and the Servicer. Any declaration of acceleration by the Indenture Trustee or the holders of Notes may be rescinded by the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class at any time before a judgment or decree for payment of the amount due has been obtained by the Indenture Trustee if the Trust has deposited with the Indenture Trustee an amount sufficient to pay all principal of and interest on the Notes and all other amounts then due as if the Event of Default giving rise to the declaration of acceleration had not occurred and all Events of Default, other than the nonpayment of principal of the Notes that has become due solely as a result of the acceleration, have been cured or waived.

If the Notes have been declared immediately due and payable by the Indenture Trustee or the holders of Notes following an Event of Default, the Indenture Trustee may, and at the direction of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class shall, institute proceedings to collect amounts due, exercise remedies as a secured party, including foreclosure or sale of the property of the Trust, or elect to maintain the property of the Trust and continue to apply proceeds from the property of the Trust as if there had been no declaration of acceleration. The Indenture Trustee may not, however, sell the property of the Trust following an Event of Default, other than a default for five or more Business Days in the payment of interest on the Notes of the Controlling Class or a default in the payment of any required principal payment on the Notes, unless:

•	the holders of all the Outstanding Notes consent to the sale, excluding Notes held by the Seller, CarMax Business Services or any of their respective affiliates;

•	the proceeds of the sale will be sufficient to pay in full the principal of and interest on the Outstanding Notes; or

•	the Indenture Trustee determines that the property of the Trust would not be sufficient on an ongoing basis to make all payments on the Notes as those payments would have become due had the Notes not been declared due and payable and the holders of Notes evidencing not less than 66 2/3% of the aggregate principal amount of the Controlling Class consent to the sale.

The Indenture Trustee may, but need not, obtain and rely upon an opinion of an independent accountant or investment banking firm as to the sufficiency of the property of the Trust to pay principal of and interest on the Notes on an ongoing basis. Any money received as a result of the sale of Trust property will first be applied to pay any fees and expenses due to the Indenture Trustee.

If the property of the Trust is sold following an Event of Default and the proceeds of that sale are not sufficient to pay in full the principal amount of and all accrued but unpaid interest on the Notes, the Indenture Trustee will withdraw available amounts from the Reserve Account in respect of that shortfall.

If an Event of Default shall have occurred and be continuing, the Indenture Trustee may be deemed to have a conflict of interest under the Trust Indenture Act of 1939 and a successor trustee may be appointed for one or more of subordinated classes of Notes. If any amounts remain unpaid with respect to the then most senior class of Notes Outstanding, only the trustee for that class of Notes will have the right to exercise remedies under the Indenture (but the other classes of Notes will be entitled to their respective shares of any proceeds of enforcement, subject to their subordination to each more senior class of Notes as described herein), and only the Noteholders from the then most senior class of Notes Outstanding will have the right to direct or consent to any action to be taken, including sale of the Trust property, until that particular class of Notes is paid in full. Upon repayment in full of the most senior class of Notes outstanding, all rights to exercise remedies under the Indenture will transfer to the trustee for the then most senior class of Notes Outstanding, and for so long as any amounts remain unpaid with respect to that class of Notes, only the trustee for that class of Notes will have the right to exercise remedies under the Indenture.

If an Event of Default shall have occurred and be continuing, the Indenture Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the Notes if the Indenture Trustee reasonably believes that it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with that request or direction. The holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class will have the right, subject to certain limitations contained in the Indenture, to direct the time, method and place of conducting any proceeding or any remedy available to the Indenture Trustee.

No holder of a Note will have the right to institute any proceeding with respect to the Indenture, unless:

•	the Noteholder previously has given to the Indenture Trustee written notice of a continuing Event of Default;

•	the holders of Notes evidencing not less than 25% of the aggregate principal amount of the Controlling Class have made written request to the Indenture Trustee to institute such proceeding in its own name as Indenture Trustee;

•	the holder or holders have offered the Indenture Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in complying with such request;

•	the Indenture Trustee has for 60 days after such notice, request and offer of indemnity failed to institute the proceeding; and

•	no direction inconsistent with such request has been given to the Indenture Trustee during such 60-day period by the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class.

If the Indenture Trustee receives conflicting or inconsistent requests and indemnity from two or more groups of Noteholders, each holding Notes evidencing less than 51% of the aggregate principal amount of the Controlling Class, the Indenture Trustee in its sole discretion will determine what action, if any, will be taken with respect to such requests.

The Indenture Trustee and the holders of Notes, by accepting the Notes, will covenant that they will not at any time institute against the Trust or the Seller any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law.

With respect to any Trust, neither the Indenture Trustee nor the Owner Trustee in its individual capacity, nor any holder of a certificate, if any, representing an ownership interest in the Trust nor any of their respective owners, beneficiaries, agents, officers, directors, employees, affiliates, successors or assigns will be personally liable for the payment of the principal of or interest on the Notes or for the agreements of the Trust contained in the Indenture.

The right of any Noteholder to receive payments of principal and interest on its Notes when due, or to institute suit for any payments not made when due, shall not be impaired or affected without the Noteholder’s consent.

Waiver of Past Defaults

Prior to acceleration of the maturity of the Notes, the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class may waive any past default or Event of Default, other than a default in payment of principal of or interest on the Notes or in respect of any covenant or other provision in the Indenture that cannot be amended, supplemented or modified without the unanimous consent of the Noteholders. No such waiver will impair the rights of holders of Notes with respect to any subsequent default or Event of Default.

Covenants

The Trust will be subject to the covenants described below, as provided in the Indenture.

Restrictions on Merger and Consolidation. The Trust may not consolidate with or merge into any other entity, unless:

•	the entity formed by or surviving the consolidation or merger is organized and existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the entity formed by or surviving the consolidation or merger expressly assumes the Trust’s obligation to make due and punctual payments of principal of and interest on the Notes and to perform or observe every agreement and covenant of the Trust under the Indenture;

•	no event that is, or with notice or lapse of time or both would become, an Event of Default shall have occurred and be continuing immediately after the consolidation or merger;

•	the Rating Agency Condition is satisfied;

•	the Trust has received an opinion of counsel to the effect that the consolidation or merger would have no material adverse tax consequence to the Trust or to any Noteholder or Certificateholder;

•	any action that is necessary to maintain the lien and security interest created by the Indenture shall have been taken; and

•	the Indenture Trustee and the Seller have received an opinion of counsel and an officer’s certificate each stating that the consolidation or merger satisfies all requirements under the Indenture.

Other Negative Covenants. The Trust will not, among other things:

•	except as expressly permitted by the documents relating to the Trust, sell, transfer, exchange or otherwise dispose of any of its properties or assets;

•	claim any credit on or make any deduction from the principal and interest payable in respect of the Notes, other than amounts properly withheld under the Internal Revenue Code or applicable state law, or assert any claim against any present or former Noteholder because of the payment of taxes levied or assessed upon the Trust;

•	dissolve or liquidate in whole or in part;

•	permit the lien of the Indenture to be subordinated or otherwise impaired;

•	permit the validity or effectiveness of the Indenture to be impaired or permit any person to be released from any covenants or obligations with respect to the Notes under the Indenture except as may be expressly permitted thereby;

•	permit any lien, charge, excise, claim, security interest, mortgage or other encumbrance to be created on or extend to or otherwise arise upon or burden the assets of the Trust or any part thereof, or any interest therein or the proceeds thereof, except for tax, mechanics’ or certain other liens and except as may be created by the terms of the Indenture;

•	permit the lien of the Indenture not to constitute a valid and perfected first priority security interest in the assets of the Trust, other than with respect to tax, mechanics’ or certain other liens;

•	engage in any activities other than financing, acquiring, owning, pledging and managing the Receivables as contemplated by the documents relating to the Trust and activities incidental to such activities; or

•	incur, assume or guarantee any indebtedness other than indebtedness incurred under the Notes or indebtedness otherwise permitted by the documents relating to the Trust.

List of Noteholders and Noteholder Communication

Any three or more holders of the Notes of the Trust may, by written request to the Indenture Trustee accompanied by a copy of the communication that the requesting Noteholders propose to send, obtain access to the list of all Noteholders maintained by the Indenture Trustee for the purpose of communicating with other Noteholders with respect to their rights under the Indenture or under such Notes. The Indenture Trustee may elect not to afford the requesting Noteholders access to the list of Noteholders if it agrees to mail the desired communication or proxy, on behalf of and at the expense of the requesting Noteholders, to all Noteholders of the Trust.

The Sale and Servicing Agreement will provide that any beneficial owner of Notes may require that the Servicer cause the Trust to include in its Form 10-D filing a request to communicate with other beneficial owner of Notes related to a possible exercising of the Noteholders’ rights under the transaction documents. See “Monthly Investor Reports—Investor Communication” in this prospectus.

Annual Compliance Statement

The Trust will be required to file annually with the Indenture Trustee a written statement as to the fulfillment of its obligations under the Indenture.

Indenture Trustee’s Annual Report

If required by the Trust Indenture Act of 1939, the Indenture Trustee for the Trust will be required to mail each year to all Noteholders a brief report relating to its eligibility and qualification to continue as Indenture Trustee under the Indenture, any amounts advanced by it under the Indenture, the amount, interest rate and maturity date of certain indebtedness owing by the Trust to the Indenture Trustee in its individual capacity, the property and funds physically held by the Indenture Trustee as such and any action taken by the Indenture Trustee that materially affects the Notes and that has not been previously reported.

Replacement of Indenture Trustee

The Indenture Trustee may resign at any time by providing the Trust, the Administrator, the Seller and the Noteholders with at least 60 days’ advance written notice. Additionally, if an Event of Default occurs under the Indenture, the Indenture Trustee may be deemed to have a conflict of interest under the Trust Indenture Act of 1939 and may be required to resign as trustee for one or more subordinated classes. In any such case, the Indenture will provide for the appointment of a successor Indenture Trustee for such classes.

The holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class may remove the Indenture Trustee without cause and, following that removal, may appoint a successor Indenture Trustee. The Trust will be required to remove the Indenture Trustee if:

•	the Indenture Trustee ceases to be eligible to continue as the Indenture Trustee under the Indenture;

•	the Indenture Trustee is adjudged to be bankrupt or insolvent;

•	a receiver or other public officer takes charge of the Indenture Trustee or its property; or

•	the Indenture Trustee otherwise becomes incapable of acting.

Upon the resignation or removal of the Indenture Trustee, or the failure of the Noteholders to appoint a successor Indenture Trustee following the removal of the Indenture Trustee without cause, the Administrator will be required promptly to appoint a successor Indenture Trustee under the Indenture. Any resignation or removal of the Indenture Trustee and appointment of a successor Indenture Trustee will not become effective until acceptance of such appointment by the successor Indenture Trustee.

Any successor Indenture Trustee must at all times satisfy the requirements of Section 310(a) of the Trust Indenture Act of 1939, as amended, and must have a combined capital and surplus of at least $50,000,000 and a long-term debt rating acceptable to each Rating Agency.

Modification of Indenture

The Indenture may be amended from time to time by the Trust and the Indenture Trustee, but without the consent of the Noteholders or any other person; provided, however, that no such amendment may, as evidenced by an opinion of counsel to Issuer delivered to the Indenture Trustee or by satisfaction of the Rating Agency Condition, adversely affect in any material respect the interests of the Noteholders. The Indenture may also be amended from time to time by the Trust and the Indenture Trustee for the purpose of conforming the terms of the Indenture to the description thereof in this prospectus.

The Trust and the Indenture Trustee may, with the consent of the holders of Notes evidencing not less than 51% of the aggregate principal amount of the Controlling Class and with prior written notice to each Rating Agency and the Administrator, enter into one or more supplemental indentures for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or modifying in any manner the rights of the Noteholders under the Indenture; provided, however, that no such supplemental indenture may materially adversely affect the rights of any Noteholder or, without the consent of all Noteholders affected by such supplemental indenture:

•	change the Final Scheduled Distribution Date or the due date of any installment of principal of or interest on any Note or reduce the principal amount, the Interest Rate or the redemption price with respect to any Note, change the application of collections on or the proceeds of a sale of the property of the Trust to payment of principal and interest on the Notes or change any place of payment where, or the coin or currency in which, any Note or any interest on any Note is payable;

•	impair the right to institute suit for the enforcement of provisions of the Indenture regarding certain payments;

•	reduce the percentage of the aggregate principal amount of the Controlling Class or of the Notes the consent of the holders of which is required for any such supplemental indenture or the consent of the holders of which is required for any waiver of compliance with certain provisions of the Indenture or of certain defaults thereunder and their consequences as provided for in the Indenture;

•	modify or alter (A) the provisions of the second proviso to the definition of the term Outstanding; or (B) the definition of Note Balance or the definition of Controlling Class;

•	reduce the percentage of the aggregate principal amount of the Controlling Class or of the Notes the consent of the holders of which is required to direct the Indenture Trustee to sell or liquidate the property of the Trust after an Event of Default if the proceeds of the sale or liquidation would be insufficient to pay in full the principal amount of and accrued but unpaid interest on the Outstanding Notes;

•	reduce the percentage of the aggregate principal amount of the Controlling Class or of the Notes the consent of the holders of which is required to amend the sections of the Indenture which specify the applicable percentage of the aggregate principal amount of the Controlling Class or of the Notes of the Trust necessary to amend the Indenture or any of the other documents relating to the Trust;

•	affect the calculation of the amount of interest or principal payable on any Note on any Distribution Date, including the calculation of any of the individual components of such calculation;

•	affect the rights of the Noteholders to the benefit of any provisions for the mandatory redemption of the Notes provided in the Indenture; or

•	permit the creation of any lien ranking prior to or on a parity with the lien of the Indenture with respect to any of the collateral for the Notes or, except as otherwise permitted or contemplated in the Indenture, terminate the lien of the Indenture on any such collateral or deprive the holder of any Note of the security afforded by the lien of the Indenture.

No supplemental indenture will be effective without the prior written consent of the Owner Trustee if the supplemental indenture would adversely modify the amount or timing of distributions to be made to the Owner Trustee under the Indenture.

Satisfaction and Discharge of Indenture

The Indenture will be discharged with respect to the collateral securing the Notes:

•	upon delivery to the Indenture Trustee for cancellation of all the Notes or, if all Notes not delivered to the Indenture Trustee for cancellation have become due and payable, upon the irrevocable deposit with the Indenture Trustee of funds sufficient for the payment in full of the principal amount of and all accrued but unpaid interest on the Notes; or

•	upon payment by the Trust of all amounts due under the Indenture and the other transaction documents.

THE ASSET REPRESENTATIONS REVIEW AGREEMENT

The Trust will enter into the Asset Representations Review Agreement with the Asset Representations Reviewer. A form of the Asset Representations Review Agreement has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Asset Representations Review Agreement does not describe the specific terms of the transactions related to the Notes. A copy of the final form of the Asset Representations Review Agreement will be filed with the SEC no later than the date of the filing of the final prospectus. This summary describes the material provisions of the Asset Representations Review Agreement. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Asset Representations Review Agreement.

General

The Asset Representations Reviewer will conduct a review of Delinquent Receivables that are 60 days or more delinquent for their compliance with asset level representations and warranties provided by CarMax Business Services and the Seller upon the satisfaction of each of the following conditions:

•	the Delinquency Trigger is met or exceeded, and

•	if the Delinquency Trigger is met or exceeded, the Noteholders (including beneficial owners of the Notes) vote to cause a review of Delinquent Receivables by:

•	at least [5]% of the Noteholders, measured by the outstanding principal balance of their respective Notes, demanding a vote of the Noteholders to determine if a review should be performed, and

•	subject to a [5]% voting quorum, at least a [majority] of the Noteholders voting, measured by the outstanding principal balance of the Notes, choosing to initiate an asset representations review.

For more information regarding the Asset Representations Reviewer, see “The Transaction Parties—The Asset Representations Reviewer” in this prospectus.

Delinquency Trigger

The first condition to a review will be satisfied if the aggregate Principal Balance of all Delinquent Receivables that are 61 days or more delinquent, divided by the aggregate Pool Balance (in each case, measured as of the end of the related Collection Period) meets or exceeds the Delinquency Trigger for that month. If the Delinquency Trigger is met or exceeded, it will be reported on the Servicer’s monthly report for that month and reported in the Form 10-D for that month.

CarMax Business Services considers a Receivable to be delinquent when an obligor owes more than $50 of the scheduled monthly payment after the related due date (each, a “Delinquent Receivable”). Charged off Receivables are not considered Delinquent Receivables and therefore are not included in the Delinquency Trigger calculation.

The Delinquency Trigger was calculated as a multiple of [    ] times the previous historical peak Delinquency Percentage of ABS pools since [    ].

CarMax Business Services believes that the Delinquency Trigger is appropriate based on an analysis of the historical 61 days or more delinquency rate over the life of the prior securitization transactions involving motor vehicle retail installment sale contracts originated under the Primary Underwriting Program sponsored by CarMax Business Services. The amount of the Delinquency Trigger has been set at a level in excess of the historical peak Delinquency Percentage to assure that the Delinquency Trigger is not breached due to ordinary fluctuations in the economy.

For more information regarding Delinquent Receivables that are 61 day or more delinquent for CarMax Business Services’ prior securitized pools, see Annex I—Static Pool Information of this prospectus.

Voting

Within 90 days of publication that the Delinquency Trigger has been met or exceeded in the monthly report to Noteholders on Form 10-D, the Noteholders may determine whether a review of Delinquent Receivables that are 60 days or more delinquent should be initiated by the Asset Representations Reviewer. Noteholders may exercise this right by contacting the [Indenture Trustee]. For the purpose of the vote, Notes held by the sponsor or Servicer, or any affiliates thereof, are not included in the calculation of determining whether the Noteholders have elected to initiate a vote.

If the requesting Noteholder is the record holder of any Notes, no verification procedures will be required. If the requesting Noteholder is not the record holder of any Notes and is instead a beneficial owner of Notes, the [Indenture Trustee] may require no more verification than (1) a written certification from the Noteholder that it is a beneficial owner of a specified outstanding principal amount of the Notes and (2) an additional form of documentation, such as a trade confirmation, an account statement, a letter from the broker or dealer or other similar document. If less than 5% of the Noteholders by outstanding principal amount of the Notes demand that a review be initiated within 90 days of publication of the Delinquency Trigger being met, no additional vote will be required and no asset representations review will be conducted.

If at least 5% of the Noteholders by outstanding principal amount of the Notes demand that a vote be conducted, the Indenture Trustee will initiate a vote of all the Noteholders by posting a notice through [DTC] and the Trust will disclose on the Form 10-D related to the Collection Period in which the Noteholders demand that a vote be conducted the voting procedures that the Indenture Trustee will use and how to cast a vote. The Indenture Trustee will allow Noteholders to vote for at least 150 days after publication that the Delinquency Trigger has been met or exceeded in the monthly report to Noteholders on Form 10-D. If at the end of such 150 day period, at least a majority of the Noteholders by outstanding principal amount of the Notes who have voted choose to approve initiating the asset representations review and at least 5% of the Noteholders by outstanding principal amount of the Notes cast a vote, the Asset Representations Reviewer will be notified to conduct a review as set forth below. If the requirements of the voting trigger are not met within these time periods, no asset representations review will occur for that occurrence of the Delinquency Trigger.

The Asset Representations Review

Upon the approval of the Noteholders as set forth above under “—Voting,” the Trust will instruct the Servicer to provide the Asset Representations Reviewer with access to copies of documents necessary to perform its review within [60] days of the conclusion of the vote approving the review. The Asset Representations Reviewer will then conduct its review of all Delinquent Receivables that are 60 days or more delinquent as of the end of the most recent Collection Period. Upon receiving access to the review materials, the Asset Representations Reviewer will start its review of such Receivables and complete its review within [60] days after receiving access to all review materials. The review period may be extended by up to an additional [30] days if the Asset Representations Reviewer detects missing review materials that are subsequently provided or requires clarification of any review materials or testing procedures.

The review will consist of performing specific tests for each applicable representation and each reviewed Delinquent Receivable and determining whether each test was passed or failed. If a Receivable is paid off, satisfied or repurchased due to a breach of a covenant, representation or warranty, the Asset Representations Reviewer will not review that Receivable.

The tests were designed by CarMax Business Services to determine whether a reviewed Receivable was not in compliance with the representations made about it in the transaction documents at the relevant time, which is usually at origination of the Receivable or as of the Cutoff Date or Closing Date. There may be multiple tests for each representation. The Asset Representations Reviewer will not determine whether any noncompliance with the representations and warranties resulted in breaches of the representations and warranties or whether CarMax Business Services or the Seller would be required to repurchase any Receivables. Additionally, the Asset Representations Reviewer will not determine the reason for the delinquency of any Receivable, the creditworthiness of any obligor, the overall quality of any Receivable or the compliance of the Servicer with its covenants with respect to the servicing of the Receivables. The review is not designed to establish cause, materiality or recourse for any failed test. The review is not designed to determine whether CarMax Business Services’ origination, underwriting and purchasing policies and procedures are adequate, reasonable or prudent.

Within five Business Days after completion of the review, the Asset Representations Reviewer will provide the Indenture Trustee, CarMax Business Services, the Seller, the Administrator and the Servicer with a report of the test results for each reviewed Receivable and each representation, including whether each test for each reviewed Receivable passed or failed. A summary of the Asset Representations Reviewer’s report, including a description of each test that failed, will be included in the Form 10-D for the Collection Period in which such report was provided.

CarMax Business Services and the Seller will evaluate the Asset Representations Reviewer’s report and any repurchase request received from the Indenture Trustee, any other party to the transaction documents or any Noteholder or beneficial owner of Notes in order to determine whether a repurchase of a Receivable is required. After reviewing the report, CarMax Business Services and the Seller will determine if there were breaches of the representations and warranties, and CarMax Business Services and the Seller will then decide whether to repurchase the Receivable. None of the Indenture Trustee, the Owner Trustee, the Asset Representations Reviewer or the Servicer is otherwise obligated to investigate the accuracy of the representations and warranties with respect to the Receivables subject to the asset representation review. The transaction documents require that any breach of the representations and warranties must materially and adversely affect the interest of the Trust or the Noteholders in the Receivable before CarMax Business Services or the Seller would be required to repurchase such Receivable. Any Noteholder or beneficial owner of Notes, however, will be entitled to make a repurchase request regarding a breach of the representations and warranties related to a Receivables to the Indenture Trustee. CarMax Business Services or the Seller will report any repurchase request received from a Noteholder, a beneficial owner of Notes, the Indenture Trustee or the Owner Trustee, and the disposition of the request, on a

Form ABS-15G that will be filed with the SEC. For more information regarding the exercise of rights by the Indenture Trustee, see “The Indenture” in this prospectus.

The Asset Representations Reviewer will be paid an [annual][quarterly][monthly] fee equal to $[    ] and, should a review be initiated, the review fee will be $[    ] per [Receivable reviewed][hour spent reviewing Receivables]. The fees, expenses and amounts owing for indemnification of the Asset Representations Reviewer will be payable by the Servicer and, if the Servicer is unable or unwilling to pay such amounts [and such amounts remain unpaid after [    ] days], such amounts will be paid from Available Funds of the Trust as described under “Application of Available Funds—Priority of Distributions (Pre-Acceleration)”and “—Priority of Distributions (Post-Acceleration)”. Any Receivables review performed by the Asset Representations Reviewer after a Delinquency Trigger is met or exceeded and the Noteholders vote to perform the review will be paid by the Trust from Available Funds.

The Trust will, or will cause the Servicer to, indemnify the Asset Representations Reviewer and its officers, directors, employees and agents, for all costs, expenses, losses, damages and liabilities resulting from the performance of its obligations under the Asset Representations Review Agreement (including the reasonable out-of-pocket fees and expenses of defending itself against any loss, damage or liability), but excluding any cost, expense, loss, damage or liability resulting from (i) the Asset Representations Reviewer’s willful misconduct, bad faith or negligence, (ii) the Asset Representations Reviewer’s breach of any of its representations or warranties in this Agreement or (iii) the Asset Representations Reviewer’s breach of any of its obligations in connection with confidential information of the Trust or the Servicer and personally identifiable information of the obligors on the Receivables.

Resignation and Removal

The Asset Representations Reviewer may not resign unless it becomes legally unable to act. The Trust may also remove the Asset Representations Reviewer if the Asset Representations Reviewer ceases to be eligible to continue as an Asset Representations Reviewer or if the Asset Representations Reviewer becomes subject to an insolvency event or breaches any of its representations, warranties, agreements or covenants contained in the Asset Representations Review Agreement. In those circumstances, the Trust will be obligated to appoint a successor Asset Representations Reviewer. Any resignation or removal of an Asset Representations Reviewer and appointment of a successor Asset Representations Reviewer will not become effective until acceptance of the appointment by the successor Asset Representations Reviewer. As described under “Monthly Investor Reports—Contents of Monthly Investor Reports”, each Form 10-D will contain a description of the date and circumstances surrounding any resignation, removal, replacement or substitution of the Asset Representations Reviewer that occurred during the related collection period. Costs associated with the termination of the Asset Representations Reviewer and the appointment of a successor will be borne by the Administrator.

THE ADMINISTRATION AGREEMENT

CarMax Business Services will enter into the Administration Agreement with the Trust and the Indenture Trustee under which it will agree, to the extent provided in the Administration Agreement, to provide the notices and to perform other obligations of the Trust required by the Indenture, Sale and Servicing Agreement and Trust Agreement. The Administrator will be entitled to a monthly administration fee as compensation for the performance of its obligations under the Administration Agreement and as reimbursement for its expenses related thereto, which fee will be paid by the Servicer. The obligations of CarMax Business Services under the Administration Agreement will terminate upon dissolution of the Trust. A form of the Administration Agreement has been filed as an exhibit to the registration statement that includes this prospectus, but the form of the Administration Agreement does not describe the specific terms of the transactions related to the Notes. A copy of the final form of the Administration Agreement will be filed with the SEC no later than the date of the filing of the final prospectus.

[THE INTEREST RATE [SWAP][CAP]]

[On the Closing Date, the Trust will enter into an interest rate [swap][cap] transaction with respect to each class or tranche of floating rate Notes pursuant to the Interest Rate [Swap][Cap] with [            ], as the [swap][cap] counterparty, to hedge its floating rate interest obligations with respect to each class or tranche of floating rate Notes.]

[In general, under the Interest Rate Swap, the Trust will receive payments at a rate or rates determined by reference to LIBOR, which is the basis for determining the amount of interest due on the floating rate Notes. Under each interest rate swap transaction pursuant to the Interest Rate Swap, on each Distribution Date:

•	the Trust will be obligated to pay to the swap counterparty a fixed interest rate on the basis of a 360-day year of twelve 30-day months on a notional amount equal to the outstanding principal amount of the corresponding class or tranche of floating rate Notes as of the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date), after giving effect to all principal payments made with respect to such class or tranche of floating rate Notes on that preceding Distribution Date; and

•	the swap counterparty will be obligated to pay to the Trust a floating interest rate based on LIBOR for the related Distribution Date on a notional amount equal to the outstanding principal amount of the corresponding class or tranche of floating rate Notes as of the preceding Distribution Date (or, in the case of the first Distribution Date, the Closing Date), after giving effect to all principal payments made with respect to such class or tranche of floating rate Notes on that preceding Distribution Date.]

[The fixed interest rate to be used in calculating the Trust’s monthly payments to the swap counterparty under the interest rate swap transaction corresponding to the Class [    ] Notes will be equal to [    ]% per annum.]

[On each Distribution Date, the amount the Trust will be obligated to pay will be netted against the amount payable by the swap counterparty under the Interest Rate Swap. Only the net amount will be payable by the Trust or the swap counterparty, as applicable.]

[Under each interest rate cap transaction pursuant to the Interest Rate Cap, on each Distribution Date the cap counterparty will be obligated to pay the Trust an amount equal to the excess of the interest rate on each class or tranche of floating rate notes over [an interest rate equal to LIBOR plus an applicable spread], which amount will not be less than zero.]

[The Interest Rate [Swap][Cap] provides for specified events of default and termination events. [Events of default include the failure to make payments due under the Interest Rate Swap and the acceleration of the Notes after the occurrence of an Event of Default.][There will not be any events of default and termination events as a result of an action or omission by the Trust under the Interest Rate Cap.]]

[In the event that the [swap][cap] counterparty’s long-term or short-term ratings cease to be at the levels required according to the criteria of the Rating Agencies, the [swap][cap] counterparty will be obligated to assign its rights and obligations under the Interest Rate [Swap][Cap] to another party reasonably acceptable to the Trust or post collateral to maintain the ratings of the Notes. If the [swap][cap] counterparty has not taken one of the actions specified above within the specified time, the Trust may terminate the Interest Rate [Swap][Cap].]

[If an event of default or a termination event occurs under the Interest Rate [Swap][Cap], the non-defaulting party or the party that is not the affected party (except in the case of an illegality or a tax event, in which case either party), as applicable, may elect to terminate the Interest Rate [Swap][Cap]. [In the event of the termination of the Interest Rate Swap, a termination payment may be due to the swap counterparty by the Trust out of funds that would otherwise be available to make distributions to the Noteholders or the Certificateholders or due to the Trust by the swap counterparty. The amount of the termination payment will be based on market quotations of the cost of entering into a similar swap transaction, in accordance with the procedures set forth in the Interest Rate Swap. The termination payment could be substantial if market interest rates and other conditions have changed materially since the issuance of the Notes.]]

[The [swap][cap] counterparty will have the right to consent to amendments under the Indenture, the Receivables Purchase Agreement, the Sale and Servicing Agreement, the Trust Agreement and the Administration Agreement other than amendments that do not materially and adversely affect the interests of the [swap][cap] counterparty.]

[The [Swap][Cap] Counterparty]

[The [swap][cap] counterparty will be [            ]. The [swap][cap]counterparty is organized under the laws of [            ].]

[The [swap][cap]counterparty will be an entity actively engaged in the interest rate [swap][cap]business. The [swap][cap]counterparty’s long-term and short-term ratings will be at least at the levels required according to the criteria of the Rating Agencies.]

[Insert any additional information on the [swap][cap]counterparty in accordance with Item 1103(a)(3)(ix), Item 1114 and Item 1115 of Regulation AB, as applicable.]

[[Swap][Cap] Agreement Significance Percentage]

[Based on a reasonable good faith estimate of maximum probable exposure calculated in accordance with the sponsor’s general risk management procedures, the significance percentage of the Interest Rate [Swap][Cap] is less than 10%.]

MATERIAL LEGAL ISSUES RELATING TO THE RECEIVABLES

Security Interests in the Receivables

The Receivables are “tangible chattel paper” as defined in the UCC. Under the UCC, for most purposes, a sale of chattel paper is treated in a manner similar to a transaction creating a security interest in chattel paper. CarMax Business Services and the Seller will cause financing statements to be filed with the appropriate governmental authorities to perfect the interest of the Seller and the Trust in the Receivables. The Servicer will hold the Receivables, either directly or through subservicers, as custodian for the Indenture Trustee and the Trust. The Seller will take all action that is required to perfect the rights of the Indenture Trustee and the Trust in the Receivables. However, the Receivables will not be stamped, or otherwise marked, to indicate that they have been sold to the Trust. If, through inadvertence or otherwise, another party purchases or takes a security interest in the Receivables for new value in the ordinary course of business and takes possession of the Receivables without actual knowledge of the Trust’s interest, such other purchaser or secured party will acquire an interest in the Receivables superior to the interest of the Trust. The Seller and the Servicer will be obligated to take those actions which are necessary to protect and perfect the Trust’s interest in the Receivables and their proceeds.

Security Interests in the Financed Vehicles

The Receivables evidence the credit sale of motor vehicles by an affiliate of CarMax Business Services to obligors. The Receivables also constitute personal property security agreements and include grants of security interests in the related Financed Vehicles under the UCC. Perfection of security interests in motor vehicles is generally governed by state certificate of title statutes or by the motor vehicle registration laws of the state in which each vehicle is located. In most states, a security interest in a motor vehicle is perfected by notation of the secured party’s lien on the vehicle’s certificate of title.

CarMax Business Services will be obligated to have taken all actions necessary under the laws of the state in which a Financed Vehicle is located to perfect the security interest in the Financed Vehicle, including, where applicable, by having a notation of the lien recorded on the Financed Vehicle’s certificate of title or, if appropriate, by perfecting the security interest in the Financed Vehicle under the UCC. Because the Servicer will continue to service the Receivables, the obligors on the Receivables will not be notified of the sales from CarMax Business Services to the Seller or from the Seller to the Trust, and no action will be taken to record the transfer of the security interest from CarMax Business Services to the Seller or from the Seller to the Trust by amendment of the certificates of title for the Financed Vehicles or otherwise.

The Receivables Purchase Agreement will provide that CarMax Business Services will assign to the Seller its interests in the Financed Vehicles securing the related Receivables. The Sale and Servicing Agreement will provide that the Seller will assign its interests in the Financed Vehicles securing the related Receivables to the Trust. However, because of the administrative burden and expense, none of CarMax Business Services, the Seller, the Servicer or the Indenture Trustee will amend any certificate of title to identify either the Seller or the Trust as the new secured party on the certificate of title relating to a Financed Vehicle nor will any entity execute and file any transfer instrument. In addition, the Servicer or the custodian will continue to hold any certificates of title relating to the Financed Vehicles in its possession as custodian for the Indenture Trustee in accordance with the Sale and Servicing Agreement.

In most states, the assignments under the Receivables Purchase Agreement and the Sale and Servicing Agreement will be effective to convey the security interest of CarMax Business Services in a Financed Vehicle without amendment of any lien noted on a vehicle’s certificate of title or re-registration of the vehicle, and the Trust will succeed to CarMax Business Services’ rights as secured party upon the transfer from the Seller. However, in those states in which re-registration of a Financed Vehicle is not necessary to convey a perfected security interest in the Financed Vehicle to the Trust, the Trust’s security interest could be defeated through fraud or negligence because the Trust will not be listed as legal owner on the related certificate of title. Moreover, in other states, in the absence of an amendment and re-registration, a perfected security interest in the Financed Vehicles may not have been effectively conveyed to the Trust. In most of those other states, however, in the absence of fraud, forgery or administrative error by state recording officials, the notation of CarMax Business Services or its affiliate as lienholder on the certificate of title will be sufficient to protect the Trust against the rights of subsequent purchasers of a Financed Vehicle or subsequent creditors who take a security interest in a Financed Vehicle. UCC financing statements with respect to the transfer of CarMax Business Services’ security interest in the Financed Vehicles to the Seller and with respect to the transfer of the Seller’s security interest in the Financed Vehicles to the Trust will be filed.

If CarMax Business Services failed to obtain a first priority perfected security interest in a Financed Vehicle, its security interest and, therefore, that of the Trust would be subordinate to, among others, subsequent purchasers of that Financed Vehicle or subsequent creditors who take a perfected security interest in that Financed Vehicle. CarMax Business Services will represent and warrant to the Seller in the Receivables Purchase Agreement, and the Seller will represent and warrant to the Trust in the Sale and Servicing Agreement, that all action necessary for CarMax Business Services to obtain a perfected security interest in each Financed Vehicle has been taken. If this representation and warranty is breached and not cured with respect to a Financed Vehicle, CarMax Business Services will be required to repurchase the related Receivable from the Seller and the Seller will be required to repurchase the related Receivable from the Trust.

In most states, a perfected security interest in a vehicle continues for four months after the vehicle is moved to a new state from the one in which it is initially registered and thereafter until the owner re-registers the vehicle in the new state. A majority of states require surrender of the related certificate of title to re-register a vehicle. In those states that require a secured party to hold possession of the certificate of title to maintain perfection of the security interest, the secured party would learn of the re-registration through the request from the obligor under the related installment sale contract or installment loan to surrender possession of the certificate of title. In the case of vehicles registered in states providing for the notation of a lien on the certificate of title but not possession by the secured party, the secured party would receive notice of surrender from the state of re-registration if the security interest is noted on the certificate of title. Thus, the secured party would have the opportunity to maintain perfection of its security interest in the vehicles in the state of relocation. However, these procedural safeguards will not protect the secured party if, through fraud, forgery or administrative error, the obligor procures a new certificate of title that does not list the secured party’s lien. Additionally, in states that do not require a certificate of title for registration of a vehicle, re-registration could defeat perfection. In the ordinary course of servicing the Receivables, the Servicer will take the necessary steps to maintain perfection of its security interest upon receipt of notice of re-registration. Similarly, when an obligor sells a Financed Vehicle, the Servicer must surrender possession of the certificate of title or will receive notice as a result of its lien and accordingly will have an opportunity to require satisfaction of the related Receivable before release of the lien. Under the Sale and Servicing Agreement, the Servicer will be obligated to take appropriate steps, at its own expense, to maintain perfection of the security interests in the Financed Vehicles.

Release of security interests in the vehicles is generally governed by the motor vehicle registration laws of the state in which the vehicle is located. Failure to comply with these detailed requirements could result in liability to the Trust or the release of the lien on the vehicle or other adverse consequences. Some states permit the release of a lien on a vehicle upon the presentation by the dealer, obligor or persons other than the servicer to the applicable state registrar of liens of various forms of evidence that the debt secured by the lien has been paid in full. For example, the State of New York recently passed legislation allowing a dealer of used motor vehicles to have the lien of a prior lienholder in a motor vehicle released, and to have a new certificate of title with respect to that motor vehicle reissued without the notation of the prior lienholder’s lien, upon submission to the Commissioner of the New York Department of Motor Vehicles of evidence that the prior lien has been satisfied. It is possible that, as a result of fraud, forgery, negligence or error, a lien on a Financed Vehicle could be released without prior payment in full of the Receivable.

In most states, liens for repairs performed on a motor vehicle and liens for unpaid taxes take priority over a perfected security interest in the vehicle. The Internal Revenue Code also grants priority to certain federal tax liens over a perfected security interest in a motor vehicle. The laws of certain states and federal law permit the confiscation of motor vehicles by governmental authorities under certain circumstances if used in unlawful activities, which may result in the loss of a secured party’s perfected security interest in a confiscated vehicle. CarMax Business Services will represent and warrant to the Seller in the Receivables Purchase Agreement, and the Seller will represent and warrant to the Trust in the Sale and Servicing Agreement, that, as of the Closing Date, it has no knowledge of any liens or claims that have been filed, including liens for work, labor, materials or unpaid taxes, relating to a Financed Vehicle that are prior to, or equal or coordinate with, the security interest in such Financed Vehicle created by the related Receivable. If this representation and warranty is breached and not cured with respect to a Financed Vehicle, CarMax Business Services will be required to repurchase the related Receivable from the Seller and the Seller will be required to repurchase the related Receivable from the Trust. However, a prior or equal lien for repairs or taxes could arise at any time during the term of a Receivable. No notice will be given to the trustees or the Noteholders in the event such a lien arises, and any prior or equal lien arising after the Closing Date would not give rise to a repurchase obligation.

Enforcement of Security Interests in Financed Vehicles

The Servicer, on behalf of the Trust, may take action to enforce a security interest in a Financed Vehicle securing the related Receivable by repossession and resale of the Financed Vehicle. The actual repossession may be contracted out to third party contractors. Under the UCC and laws applicable in most states, a creditor can repossess a motor vehicle securing a loan by voluntary surrender, “self-help” repossession that is “peaceful” or, in the absence of voluntary surrender and the ability to repossess without breach of the peace, by judicial process. In the event of a default by the obligor, some jurisdictions require that the obligor be notified of the default and be given a time period within which to cure the default prior to repossession. Generally, this right of cure may only be exercised on a limited number of occasions during the term of the related contract. In addition, the UCC and other state laws require the secured party to provide the obligor with reasonable notice of the date, time and place of any public sale and/or the date after which any private sale of the collateral may be held. The obligor has the right to redeem the collateral prior to actual sale by paying the secured party the unpaid principal balance of the obligation, accrued interest plus reasonable expenses for repossessing, holding and preparing the collateral for disposition and arranging for its sale, plus, in some jurisdictions, reasonable attorneys’ fees or, in some states, by payment of delinquent installments or the unpaid balance.

The proceeds of resale of the repossessed vehicles generally will be applied first to the satisfaction of the indebtedness and then to the expenses of resale and repossession. While some states impose prohibitions or limitations on deficiency judgments if the net proceeds from resale do not cover the full amount of the indebtedness, a deficiency judgment can be sought in those states that do not prohibit or limit those judgments. In addition to the notice requirement, the UCC requires that every aspect of the sale or other disposition, including the method, manner, time, place and terms, be “commercially reasonable.” Generally, courts have held that when a sale is not “commercially reasonable,” the secured party loses its right to a deficiency judgment. In addition, the UCC permits the debtor or other interested party to recover for any loss caused by noncompliance with the provisions of the UCC. Also, prior to a sale, the UCC permits the debtor or other interested person to prohibit the secured party from disposing of the collateral if it is established that the secured party is not proceeding in accordance with the “default” provisions under the UCC. However, the deficiency judgment would be a personal judgment against the obligor for the shortfall, and a defaulting obligor can be expected to have very little capital or sources of income available following repossession. Therefore, in many cases, it may not be useful to seek a deficiency judgment or, if one is obtained, it may be settled at a significant discount or be uncollectible.

Occasionally, after resale of a repossessed vehicle and payment of all expenses and indebtedness, there is a surplus of funds. In that case, the UCC requires the creditor to remit the surplus to any holder of a subordinate lien with respect to the vehicle or, if no lienholder exists, the UCC requires the creditor to remit the surplus to the obligor.

Certain Bankruptcy Considerations

CarMax Business Services and the Seller have taken steps in structuring the transactions contemplated by this prospectus to reduce the risk that a bankruptcy filing with respect to CarMax Business Services would adversely affect the Notes or that the Seller would become a debtor in a voluntary or involuntary bankruptcy case. However, there can be no assurance that payments on the Notes will not be delayed or reduced as a result of a bankruptcy proceeding.

CarMax Business Services and the Seller each intend that the transfer of Receivables from CarMax Business Services to the Seller be treated as a sale. However, if CarMax Business Services were to become a debtor in a bankruptcy case, a court could take the position that a transfer should be treated as a pledge of the Receivables to secure indebtedness of CarMax Business Services rather than a sale. If a court were to reach such a conclusion, or if an attempt were made to litigate the issue, delays or reductions in payments on the Notes could occur. In addition, if a transfer of Receivables from CarMax Business Services to the Seller is treated as a pledge rather than a sale, a tax or government lien on the property of CarMax Business Services arising before the transfer of a Receivable to the Seller may have priority over the Seller’s interest in that Receivable and, if CarMax Business Services is the Servicer, a court may conclude that the Trust does not have a perfected interest in cash collections on the Receivables commingled with general funds of CarMax Business Services. The Seller and CarMax Business Services intend, and CarMax Business Services will represent and warrant to the Seller in the Receivables Purchase Agreement, that the transfer of Receivables from CarMax Business Services to the Seller constitutes a sale of the Receivables rather than a pledge of the Receivables to secure indebtedness of CarMax Business Services. In addition, the Seller will receive a reasoned opinion of counsel on the Closing Date that, subject to various assumptions and qualification, the transfer of Receivables from CarMax Business Services to the Seller should properly constitute a sale for bankruptcy purposes. However, there can be no assurance that a court would not conclude that the transfer of Receivables should be treated as a pledge.

If CarMax Business Services were to become a debtor in a bankruptcy case, a court could take the position that the assets and liabilities of the Seller should be substantively consolidated with the assets and liabilities of CarMax Business Services, in which case the Receivables would be included in the estate of CarMax Business Services even if the transfer of the Receivables from CarMax Business Services to the Seller were treated as a sale. The Seller and CarMax Business Services have taken steps in structuring the transactions contemplated by this prospectus to reduce the risk of substantive consolidation. The limited liability company agreement of the Seller contains provisions restricting the activities of the Seller and requiring the Seller to follow specific operating procedures designed to support its treatment as an entity separate from CarMax Business Services. In addition, the Seller will receive a reasoned opinion of counsel on each Closing Date that, subject to various assumptions and qualification, in the event of a bankruptcy filing with respect to CarMax Business Services, the assets and liabilities of the Seller should not properly be substantively consolidated with the assets and liabilities of CarMax Business Services. However, there can be no assurance that a court would not conclude that the assets and liabilities of the Seller should be consolidated with the assets and liabilities of CarMax Business Services. If a court were to reach such a conclusion, or if an attempt were made to litigate the issue, delays or reductions in payments on the Notes could occur.

The Dodd-Frank Act

Orderly Liquidation Authority. The Dodd-Frank Wall Street Reform and Consumer Protection Act established OLA under which the Federal Deposit Insurance Corporation is authorized to act as receiver of a non-bank financial company and its subsidiaries. OLA differs from the Bankruptcy Code in several respects. In addition, because the legislation remains subject to clarification through FDIC regulations and has yet to be applied by the FDIC in any receivership, it is unclear what impact these provisions will have on any particular company, including CarMax Business Services, the Seller or the Trust, or such company’s creditors.

Potential Applicability to CarMax Business Services, the Seller and the Trust. There is uncertainty about which companies will be subject to OLA rather than the Bankruptcy Code. For a company to become subject to OLA, the Secretary of the Treasury (in consultation with the President of the United States) must determine that:

•	the company is in default or in danger of default;

•	the failure of the company and its resolution under the Bankruptcy Code would have serious adverse effects on financial stability in the United States;

•	no viable private sector alternative is available to prevent the default of the company; and

•	an OLA proceeding would mitigate these effects.

There can be no assurance that the OLA provisions would not be applied to CarMax Business Services, although we expect that OLA will be used only very rarely. The Seller or the Trust could, under certain circumstances, also be subject to OLA.

FDIC’s Avoidance Power Under OLA. The provisions of OLA relating to preferential transfers differ from those of the Bankruptcy Code. If CarMax Business Services were to become subject to OLA, there is an interpretation under OLA that previous transfers of Receivables by CarMax Business Services or the Seller perfected for purposes of state law and the Bankruptcy Code could nevertheless be avoided as preferential transfers, with the result that the Receivables securing the Notes could be reclaimed by the FDIC and Noteholders may have only an unsecured claim against CarMax Business Services or the Seller, as applicable.

In December 2010, the Acting General Counsel of the FDIC issued an advisory opinion which concludes that the treatment of preferential transfers under OLA was intended to be consistent with, and should be interpreted in a manner consistent with, the related provisions under the Bankruptcy Code. On July 6, 2011, the FDIC adopted a final regulation which, among other things, codifies the advisory opinion. This final regulation was effective on

August 15, 2011. Based on the advisory opinion and this regulation, the transfer of Receivables by CarMax Business Services to the Seller (so long as such transfer has been perfected by the filing of a UCC financing statement) should not be avoidable by the FDIC as a preference under OLA.

FDIC’s Repudiation Power Under OLA. If the FDIC is appointed receiver of a company under OLA, the FDIC would have the power to repudiate any contract to which the company was a party, if the FDIC determined that performance of the contract was burdensome and that repudiation would promote the orderly administration of the company’s affairs.

In January 2011, the Acting General Counsel of the FDIC issued an advisory opinion confirming:

•	that nothing in the Dodd-Frank Act changes the existing law governing the separate existence of separate entities under other applicable law, or changes the enforceability of standard contractual provisions meant to foster the bankruptcy-remote treatment of special purpose entities such as the Seller and the Trust; and

•	that, until the FDIC adopts a regulation addressing the application of the FDIC’s powers of repudiation under OLA, the FDIC will not exercise its repudiation authority to reclaim, recover or recharacterize as property of a company in receivership or the receivership assets transferred by that company prior to the end of the applicable transition period of any such future regulation, provided that such transfer satisfies the conditions for the exclusion of such assets from the property of the estate of that company under the Bankruptcy Code.

CarMax Business Services and the Seller intend that the sale of the Receivables by CarMax Business Services to the Seller will constitute a “true sale” between separate legal entities under applicable state law. As a result, CarMax Business Services believes that the FDIC would not be able to recover the Receivables using its repudiation power.

The advisory opinion does not bind the FDIC and could be modified or withdrawn in the future. There can be no assurance that future regulations or subsequent FDIC actions in an OLA proceeding involving CarMax Business Services, the Seller or the Trust would not be contrary to this opinion.

Regardless of whether the sale of the Receivables by CarMax Business Services to the Seller is respected as a legal true sale, as receiver for CarMax Business Services, the Seller or the Trust, the FDIC could, among other things:

•	require the Trust, as assignee of CarMax Business Services and the Seller, to go through an administrative claims procedure to establish its rights to payments collected on the Receivables;

•	if the Trust were a covered subsidiary, require the Indenture Trustee to go through an administrative claims procedure to establish its rights to payment on the Notes;

•	request a stay of legal proceedings to liquidate claims or otherwise enforce contractual and legal remedies against CarMax Business Services or a covered subsidiary, including the Trust;

•	if the Trust were a covered subsidiary, assert that the Indenture Trustee was subject to a 90-day stay on its ability to liquidate claims or otherwise enforce contractual and legal remedies against the Trust;

•	repudiate CarMax Business Services’ ongoing servicing obligations under the Sale and Servicing Agreement such as its duty to collect and remit payments or otherwise service the Receivables; or

•	prior to any such repudiation of the Sale and Servicing Agreement, prevent any of the Indenture Trustee or the Noteholders from appointing a successor Servicer.

If the FDIC, as receiver for CarMax Business Services, the Seller or the Trust, were to take any of the actions described above, payments on the Notes would be delayed and may be reduced.

If the Trust were placed in receivership under OLA, the FDIC would have the power to repudiate the Notes. In that case, the FDIC would be required to pay compensatory damages that are no less than the principal amount of the Notes plus accrued interest as of the date the FDIC was appointed receiver and, to the extent that the value of the property that secured the Notes is greater than the principal amount of the Notes and any accrued interest through the date of repudiation or disaffirmance, such accrued interest.

Consumer Protection Laws

Numerous federal and state consumer protection laws and related regulations impose substantial requirements upon creditors and servicers involved in consumer finance. These laws include the Truth-in- Lending Act, the Equal Credit Opportunity Act, the Federal Trade Commission Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Magnuson-Moss Warranty Act, the Consumer Financial Protection Bureau’s Regulations B and Z, the Servicemembers Civil Relief Act, the Military Reservist Relief Act, the Telephone Consumer Protection Act, state adaptations of the National Consumer Act and of the Uniform Consumer Credit Code and state motor vehicle retail installment sale acts, retail installment sales acts and other similar laws. Also, the laws of certain states impose finance charge ceilings and other restrictions on consumer transactions and require contract disclosures in addition to those required under federal law. These requirements impose specific statutory liabilities upon creditors who fail to comply with their provisions. In some cases, this liability could affect the ability of an assignee such as the Indenture Trustee to enforce consumer finance contracts such as the Receivables.

The so-called “Holder-in-Due-Course Rule” of the Federal Trade Commission has the effect of subjecting a seller, and certain related lenders and their assignees, in a consumer credit transaction to all claims and defenses which the obligor in the transaction could assert against the seller of the goods. Liability under the Holder-in- Due-Course Rule is limited to the amounts paid by the obligor under the contract, and the holder of the contract may also be unable to collect any balance remaining due thereunder from the obligor. The Holder-in-Due-Course Rule is generally duplicated by the Uniform Consumer Credit Code, other state statutes or the common law in certain states.

Most of the Receivables will be subject to the requirements of the Holder-in-Due-Course Rule. Accordingly, the Trust, as holder of the Receivables, will be subject to any claims or defenses that the purchaser of a Financed Vehicle may assert against the seller of the Financed Vehicle. Such claims are limited to a maximum liability equal to the amounts paid by the obligor on the Receivable.

If an obligor were successful in asserting any such claim or defense as described in the two immediately preceding paragraphs, such claim or defense would constitute a breach of a representation and warranty under the Receivables Purchase Agreement and the Sale and Servicing Agreement and would create an obligation of the Seller to repurchase the Receivable unless the breach were cured.

Courts have applied general equitable principles to secured parties pursuing repossession or litigation involving deficiency balances. These equitable principles may have the effect of relieving an obligor from some or all of the legal consequences of a default.

In several cases, consumers have asserted that the self-help remedies of secured parties under the UCC and related laws violate the due process protection of the Fourteenth Amendment to the Constitution of the United States. Courts have generally either upheld the notice provisions of the UCC and related laws as reasonable or have found that the creditor’s repossession and resale do not involve sufficient state action to afford constitutional protection to consumers.

CarMax Business Services will represent and warrant to the Seller in the Receivables Purchase Agreement, and the Seller will represent and warrant to the Trust in the Sale and Servicing Agreement, that each Receivable complies as of the Closing Date in all material respects with all requirements of law. If an obligor has a claim against the Trust for violation of any law and that claim materially and adversely affects the Trust’s interest in a Receivable, and that violation is not cured, CarMax Business Services would be required to repurchase the Receivable from the Seller and the Seller would be required to repurchase the Receivable from the Trust.

Other Matters

In addition to the laws limiting or prohibiting deficiency judgments, numerous other statutory provisions, including the Bankruptcy Code and related state laws, may interfere with or affect the ability of a creditor to realize upon collateral or enforce a deficiency judgment. For example, in a Chapter 13 proceeding under the Bankruptcy Code, a court may prevent a creditor from repossessing a motor vehicle and, as part of the rehabilitation plan, reduce the amount of the secured indebtedness to the market value of the motor vehicle at the time of bankruptcy, as determined by the court, leaving the party providing financing as a general unsecured creditor for the remainder of the indebtedness. A bankruptcy court may also reduce the monthly payments due under the related contract or change the rate of interest and time of repayment of the indebtedness.

Under the terms of the Servicemembers Civil Relief Act, an obligor who enters the military service after the origination of that obligor’s Receivable (including an obligor who is a member of the National Guard or is in reserve status at the time of the origination of the obligor’s Receivable and is later called to active duty) is entitled to have the interest rate reduced and capped at 6% per annum for the duration of the military service, may be entitled to a stay of proceedings on foreclosures and similar actions and may have the maturity of the loan extended or the payments lowered and the payment schedule adjusted. In addition, pursuant to the laws of various states, under certain circumstances residents thereof called into active duty with the National Guard or the reserves can apply to a court to delay payments on retail installment contracts or installment loans such as the Receivables. Application of any of the foregoing acts or other similar acts under state law would adversely affect, for an indeterminate period of time, the ability of the Servicer to foreclose on an affected Receivable during the obligor’s period of active duty status. Thus, if that Receivable goes into default, there may be delays and losses occasioned by the inability to exercise the Trust’s rights with respect to the Receivable and the related Financed Vehicle in a timely fashion.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material United States federal income tax consequences of the purchase, ownership and disposition of Notes to investors who purchase the Notes in the initial distribution and who hold the Notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code. The summary does not purport to deal with all federal income tax consequences applicable to all categories of holders, some of which may be subject to special rules. For example, it does not discuss the tax treatment of Noteholders that are insurance companies, financial institutions, regulated investment companies, dealers in securities or currencies, tax-exempt entities, holders that hold the Notes as part of a hedge, straddle, “synthetic security” or other integrated transaction for United States federal income tax purposes and holders whose functional currency is not the United States dollar. [The discussion under this section does not apply to any Notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes.]

The following summary is based upon current provisions of the Internal Revenue Code, the Treasury regulations promulgated thereunder and judicial or administrative authority, all of which are subject to change, which change may be retroactive. The Trust will be provided with an opinion of Kirkland & Ellis LLP, as federal tax counsel to the Seller, regarding certain federal income tax matters discussed below. A legal opinion, however, is not binding on the IRS or the courts. No ruling on any of the issues discussed below will be sought from the IRS. For purposes of the following summary, references to the Trust, the Notes and related terms, parties and documents shall be deemed to refer, unless otherwise specified herein, to the Trust and the Notes and related terms, parties and documents applicable to the Trust. Moreover, there are no cases or IRS rulings on similar transactions involving both debt and equity interests issued by a trust with terms similar to those of the Notes. As a result, the IRS may disagree with all or a part of the discussion below. We suggest that prospective investors consult their own tax advisors in determining the federal, state, local, foreign and any other tax consequences to them of the purchase, ownership and disposition of the Notes. The discussion below does not purport to furnish information in the level of detail or with the attention to a prospective investor’s specific tax circumstances that would be provided by a prospective investor’s own tax advisor.

Unless otherwise specified, the following summary relates only to holders of the Notes that are United States Persons. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the Notes that is a partnership and partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the Notes.

Kirkland & Ellis LLP, as federal tax counsel to the Seller, is of the opinion that, assuming compliance with all of the provisions of the applicable agreements, for federal income tax purposes:

•	the Notes will be characterized as indebtedness; and

•	the Trust will not be characterized as an association, or a publicly traded partnership, taxable as a corporation.

Each opinion is an expression of an opinion only, is not a guarantee of results and is not binding on the IRS or any third party.

Tax Characterization of the Trust

The opinion of Kirkland & Ellis LLP that the Trust will not be characterized as an association, or a publicly traded partnership, taxable as a corporation for federal income tax purposes will be based on the assumption that the terms of the Trust Agreement and related documents will be complied with by the parties thereto.

Because the Trust will not be taxable as a corporation, it will necessarily be taxed as a partnership, a “grantor” trust or a disregarded entity. Unless the Notes are not treated as indebtedness for federal income tax purposes, the differences among these three entities should not affect the Noteholders for federal income tax purposes. If, contrary to the opinion of Kirkland & Ellis LLP and the expectation of CarMax Business Services, the Notes were treated as equity in the Trust, the classification of the Trust as a partnership or a grantor trust could have adverse tax consequences to Noteholders.

If the Trust were taxable as a corporation for federal income tax purposes, the Trust would be subject to corporate income tax on its taxable income. The Trust’s taxable income would include all its income on the Receivables and may possibly be reduced by its interest expense on the Notes. Any corporate income tax could materially reduce cash available to make payments on the Notes.

Tax Consequences to Holders of the Notes

Treatment of the Notes as Indebtedness. The Noteholders will agree by their purchase of Notes to treat the Notes as indebtedness for federal income tax purposes. In the opinion of Kirkland & Ellis LLP, the Notes will be classified as indebtedness for federal income tax purposes. The discussion below assumes that this characterization is correct.

Original Issue Discount (“OID”), etc. The discussion below assumes that all payments on the Notes are denominated in United States dollars, that principal and interest is payable on the Notes and that the Notes are not indexed securities or entitled to principal or interest payments with disproportionate, nominal or no payments. Moreover, the discussion assumes that the interest formula for the Notes meets the requirements for “qualified stated interest” under the Treasury regulations relating to OID (or, the original issue discount regulations), and that any OID on the Notes, i.e., any excess of the principal amount of the Notes over their issue price, does not exceed a de minimis amount, i.e.,  1⁄4% of their principal amount multiplied by their weighted average maturities included in their term, all within the meaning of the original issue discount regulations.

If the Notes were treated as being issued with OID that was not de minimis, a Noteholder would be required to include OID in income as interest over the term of the Notes under a constant yield method. In general, OID must be included in income in advance of the receipt of cash representing that income. Thus, each cash distribution would be treated as an amount already included in income, to the extent OID had accrued as of the date of the interest distribution and had not been allocated to prior distributions, or as a repayment of principal. This treatment would have no significant effect on Noteholders using the accrual method of accounting. However, cash method Noteholders might be required to report income on the Notes in advance of the receipt of cash attributable to that income.

Interest Income on the Notes. Based on the foregoing assumptions, except as discussed in the following paragraph, the Notes will not be considered to have been issued with original issue discount except that the Notes may be issued with de minimus original issue discount. The stated interest thereon will be taxable to a Noteholder as ordinary interest income when received or accrued in accordance with the Noteholder’s method of tax accounting.

Under the original issue discount regulations, a holder of a Note issued with a de minimis amount of original issue discount must include any original issue discount in income, on a pro rata basis, as principal payments are made on the Note.

A holder of a Note having a fixed maturity of one year or less, known as a “Short-Term Note,” may be subject to special rules. An accrual basis holder of a Short-Term Note, and certain cash method holders, including regulated investment companies, as set forth in Section 1281 of the Internal Revenue Code, generally would be required to report interest income as interest accrues on a straight-line basis over the term of each interest period. Other cash basis holders of a Short-Term Note would, in general, be required to report interest income as interest is paid, or, if earlier, upon the taxable disposition of the Short-Term Note. However, a cash basis holder of a Short-Term Note reporting interest income as it is paid may be required to defer a portion of any interest expense otherwise deductible on indebtedness incurred to purchase or carry the Short-Term Note until the taxable disposition of the Short-Term Note. A cash basis taxpayer may elect under Section 1281 of the Internal Revenue Code to accrue interest income on all nongovernment debt obligations with a term of one year or less, in which case the taxpayer would include interest on the Short-Term Note in income as it accrues, but would not be subject to the interest expense deferral rule referred to in the preceding sentence. Certain special rules apply if a Short-Term Note is purchased for more or less than its principal amount.

Sale or Other Disposition. If a Noteholder sells a Note, the holder will recognize gain or loss in an amount equal to the difference between the amount realized on the sale and the holder’s adjusted tax basis in the Note. The adjusted tax basis of a Note to a particular Noteholder will equal the holder’s cost for the Note, increased by any market discount and original issue discount previously included by the Noteholder in income with respect to the Note and decreased by the amount of bond premium, if any, previously amortized and by the amount of principal payments previously received by the Noteholder with respect to the Note. Any gain or loss will be capital gain or loss if the Note was held as a capital asset, except for gain representing accrued interest and accrued market discount not previously included in income. Any capital gain recognized upon a sale, exchange or other disposition of a Note will be long-term capital gain if the seller’s holding period is more than one year and will be short-term capital gain if the seller’s holding period is one year or less. The deductibility of capital losses is subject to certain limitations. We suggest that prospective investors consult with their own tax advisors concerning the United States federal tax consequences of the sale, exchange or other disposition of a Note.

Foreign Holders. Interest payments made, or accrued, to a Noteholder who is a Foreign Person that is an individual or corporation for federal income tax purposes generally will be considered “portfolio interest,” and generally will not be subject to United States federal income tax and withholding tax, provided that reporting requirements are met as described in “—Tax Consequences to Holders of the Notes—Foreign Account Tax Compliance” in this prospectus, if the interest is not effectively connected with the conduct of a trade or business within the United States by the Foreign Person and the Foreign Person satisfies certain requirements, including the requirements that the Foreign Person:

•	is not actually or constructively a “10 percent shareholder” of the Trust or the Seller (including a holder of 10% of the certificates), a “controlled foreign corporation” with respect to which the Trust or the Seller is a “related person” within the meaning of the Internal Revenue Code or a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	provides the Indenture Trustee or other person who is otherwise required to withhold United States tax with respect to the Notes with an appropriate statement, on IRS Form W-8BEN or W-8BEN-E or a similar form, signed under penalty of perjury, certifying that the beneficial owner of the Note is a Foreign Person and providing the Foreign Person’s name and address.

If such interest received by a Foreign Person is not portfolio interest, then it will be subject to withholding tax unless the Foreign Person provides a properly executed IRS Form W-8BEN or W-8BEN-E claiming an exemption from or reduction in withholding under the benefit of a tax treaty or an IRS Form W-8ECI stating that interest paid is not subject to withholding tax because it is effectively connected with the Foreign Person’s conduct of a trade or business in the United States. If the interest is effectively connected income, the Foreign Person, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on that interest at graduated rates. A Foreign Person other than an individual or corporation (or an entity treated as such for federal income tax purposes) holding the Notes on its own behalf may have substantially increased reporting requirements. In particular, in case of Notes held by a foreign partnership or foreign trust, the partners or beneficiaries, as the case may be, may be required to provide certain additional information.

Any capital gain realized on the sale, redemption, retirement or other taxable disposition of a Note by a Foreign Person will be exempt from United States federal income and withholding tax, provided that the gain is not effectively connected with the conduct of a trade or business in the United States by the Foreign Person and, in the case of an individual Foreign Person, the Foreign Person is not present in the United States for 183 days or more in the taxable year and does not otherwise have a “tax home” within the United States.

Backup Withholding. Each holder of a Note, other than an exempt holder such as a corporation, tax-exempt organization, qualified pension and profit-sharing trust, individual retirement account or nonresident alien who provides certification as to status as a nonresident, will be required to provide, under penalty of perjury, a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is not subject to backup withholding. Should a nonexempt Noteholder fail to provide the required certification, the Trust will be required to backup withhold a certain portion of the amount otherwise payable to the holder, and remit the withheld amount to the IRS as a credit against the holder’s federal income tax liability.

Foreign Account Tax Compliance. The “Foreign Account Tax Compliance Act” or “FATCA” significantly changes the reporting requirements imposed on certain Foreign Persons, including certain foreign financial institutions and investment funds.

Under FATCA, foreign financial institutions (which include hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles regardless of their size) and certain other non-financial foreign entities must comply with new information reporting rules with respect to their U.S. account holders and investors or be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments are U.S. source payments otherwise subject to nonresident withholding tax and also include the entire gross proceeds from the sale of any equity or debt instruments of U.S. issuers. The withholding tax under FATCA applies regardless of whether the payment would otherwise be exempt from U.S. nonresident withholding tax (e.g., under the portfolio interest exemption or as capital gain). The withholding tax under FATCA currently applies with respect to interest payments and will be imposed on gross proceeds from a disposition of debt instruments on or after January 1, 2019. Potential investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on an investment in the Notes.

Each holder of a Note or an interest therein, by acceptance of such Note or such interest therein, will be deemed to have agreed to provide to the Indenture Trustee upon the request of the Indenture Trustee, or to and upon the request of any Paying Agent or the Trust, (i) properly completed and signed tax certifications, for a U.S. person, on IRS Form W-9 and, for a non-U.S. person, on the appropriate IRS Form W-8 and (ii) to the extent any FATCA withholding or deduction is applicable, information sufficient to eliminate the imposition of, or determine the amount of, such withholding or deduction under FATCA. The Indenture Trustee has the right to withhold any amounts (properly withholdable under law and without any corresponding gross-up) payable to any holder of a Note or an interest therein that fails to comply with the requirements of the preceding sentence.

Medicare Surtax on Net Investment Income. Under the Health Care and Education Reconciliation Act of 2010, certain individuals, estates and trusts are required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, interest and proceeds of sale in respect of securities like the Notes, subject to certain exceptions. Prospective investors should consult with their own tax advisors regarding the effect, if any, of this provision on their ownership and disposition of the Notes.

Possible Alternative Treatments of the Notes. If, contrary to the opinion of Kirkland & Ellis LLP, the IRS successfully asserted that one or more of the Notes did not represent indebtedness for federal income tax purposes, the Notes might be treated as equity interests in the Trust. If so treated, the Trust might be treated as a publicly traded partnership taxable as a corporation with potentially adverse tax consequences. In such a scenario the publicly traded partnership, taxable as a corporation, would not be able to reduce its taxable income by deductions for interest expense on Notes recharacterized as equity. Alternatively, and most likely in the view of Kirkland & Ellis LLP, the Trust would be treated as a publicly traded partnership that would not be taxable as a corporation because it would meet certain qualifying income tests, and thus the Trust would likely be taxed as a partnership. Treatment of the Notes as equity interests in such a partnership could result in adverse tax consequences to certain holders. For example, income to certain tax-exempt entities, including pension funds, would be “unrelated business taxable income,” income to foreign holders generally would be subject to United States tax and United States tax return filing and withholding requirements, and individual holders might be subject to certain limitations on their ability to deduct their share of Trust expenses.

CERTAIN STATE TAX CONSEQUENCES

The activities of servicing and collecting the Receivables will be undertaken by the Servicer. Because of the variation in each state’s tax laws based in whole or in part upon income, it is impossible to predict tax consequences to holders of Notes in all of the state taxing jurisdictions in which they are already subject to tax. We suggest that Noteholders consult their own tax advisors with respect to state tax consequences arising out of the purchase, ownership and disposition of Notes.

The federal and state tax discussions set forth above are included for information only and may not be applicable depending upon a Noteholder’s particular tax situation. We suggest that prospective purchasers consult their tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of Notes, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

MATERIAL CONSIDERATIONS FOR ERISA AND OTHER U.S. EMPLOYEE BENEFIT PLAN INVESTORS

Subject to the following discussion, the Notes generally may be acquired with the assets of Benefit Plan Investors or of employee benefit plans or arrangements not subject to Title I of ERISA or Section 4975 of the Internal Revenue Code (collectively with Benefit Plan Investors, “Plan Investors”). [The discussion under this section does not apply to any Notes that are held by the depositor or one or more affiliates not treated as a separate entity from the depositor for federal income tax purposes.]

Title I of ERISA requires fiduciaries of Benefit Plan Investors subject to ERISA to make investments that are prudent, diversified and in accordance with the governing plan documents. In addition, fiduciaries of Benefit Plan Investors are prohibited from causing such Benefit Plan Investors to engage in certain transactions with persons that are “parties in interest” under Section 406 of ERISA or “disqualified persons” under Section 4975 of the Internal Revenue Code with respect to such Benefit Plan Investors. A violation of these “prohibited transaction” rules may result in an excise tax or other penalties and liabilities under ERISA and the Code for these persons or the fiduciaries of such benefit plan. The acquisition or holding of Notes by or on behalf of a Benefit Plan Investor could give rise to a prohibited transaction if the Seller, the Servicer, the Trust, the Owner Trustee or the Indenture Trustee, [the [swap][cap] counterparty,] the Administrator, the underwriters or any of their respective affiliates is or becomes a party in interest or a disqualified person with respect to that Benefit Plan Investor.

Exemptions from the prohibited transaction rules could apply to the purchase and holding of Notes by a Benefit Plan Investor depending on the type and circumstances of the plan fiduciary making the decision to acquire the Notes. These exemptions include: Prohibited Transaction Class Exemption (“PTCE”) 96-23, regarding transactions effected by “in-house asset managers”; PTCE 95-60, regarding investments by insurance company general accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 90-1, regarding investments by insurance company pooled separate accounts; and PTCE 84-14, regarding transactions effected by “qualified professional asset managers.” In addition to the class exemptions listed above, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code provide exemptions for prohibited transactions between a Benefit Plan Investor and a person or entity that is a party in interest to such Benefit Plan Investor solely by reason of providing services to the Benefit Plan Investor or by reason of certain relationships with such a service provider (excluding any party in interest that is a fiduciary, or an affiliate of a fiduciary, that has or exercises discretionary authority or control or renders investment advice with respect to the assets of the Benefit Plan Investor involved in the transaction), provided that the Benefit Plan Investor receives no less, nor pays no more, than adequate consideration for the transaction.

Even if the conditions specified in one or more of these exemptions are met, the scope of the relief provided might or might not cover all acts which might constitute or result in prohibited transactions. There can be no assurance that any exemption will be available with respect to any particular transaction involving the Notes. Prospective purchasers that intend to use the assets of a Benefit Plan Investor to acquire Notes should consult with their legal advisors regarding the applicability of any such exemption.

Certain transactions involving the Trust might be deemed to constitute or result in “prohibited transactions” under Title I of ERISA or Section 4975 of the Internal Revenue Code if the assets of the Trust were deemed, under the Plan Asset Regulation, to include the “plan assets” of Benefit Plan Investors who have acquired Notes. The Plan Asset Regulation would deem the assets of the Trust to include the “plan assets” of Benefit Plan Investors only if such Benefit Plan Investors held “equity interests” in the Trust and no other exception from plan asset treatment under the Plan Asset Regulation applied. For purposes of the Plan Asset Regulation, an “equity interest” is an interest other than an instrument which is treated as indebtedness under applicable local law and which has no substantial equity features.

Although there is little guidance on the subject, assuming the Notes constitute debt for local law purposes, the Seller believes that, at the time of their issuance, the Notes should be treated as indebtedness without substantial equity features for purposes of the Plan Asset Regulation. This determination is based in part upon the traditional debt features of the Notes, including the reasonable expectation of purchasers of the Notes that interest and principal will be paid or repaid when due and the availability of traditional default remedies, as well as upon the absence of conversion rights, warrants and other typical equity features. This debt treatment of any class of Notes for purposes of the Plan Asset Regulation could change, subsequent to their issuance, if the issuing entity incurred losses or if the rating of such class of Notes fell below investment grade. This risk of recharacterization is enhanced for classes of Notes that are subordinated to other classes of Notes or other securities.

Plan Investors that are not subject to Title I of ERISA or Section 4975 of the Internal Revenue Code, such a “governmental plan” (as defined in Section 3(3) of ERISA) or certain “church plans” (as defined in Section 3(33) of ERISA), may be subject to other U.S. federal, state or local law that is substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code. Such Plan Investors should consult with their legal advisors regarding such provisions of law and their relevance to the acquisition of the Notes. Before purchasing the Notes, each person acquiring the Notes with the assets of a Plan Investor should consult with its legal advisors in light of the considerations described in this prospectus.

By acquiring a Note (or an interest therein), each purchaser and transferee will be deemed to have represented and warranted that either (a) it is not acquiring the Note with the plan assets of any Plan Investor or (b) the acquisition and holding of the Note (or an interest therein) will not give rise to a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Internal Revenue Code or a violation of any substantially similar applicable law.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, the Seller has agreed to sell to each of the underwriters named below, for whom [            ] is acting as representative, and each of the underwriters has severally agreed to purchase, the initial principal amount of Notes set forth opposite its name below:

Underwriters	Principal Amount of Class A-1 Notes	Principal Amount of Class A-2 Notes	Principal Amount of Class A-3 Notes	Principal Amount of Class A-4 Notes
[ ]	$	$	$	$
[ ]
[ ]
[ ]
[ ]
[ ]

Total	$	$	$	$

Underwriters	Principal Amount of Class B Notes	Principal Amount of Class C Notes	Principal Amount of Class D Notes
[ ]	$	$	$
[ ]
[ ]

Total	$	$	$

[All or a portion of the Class [    ] Notes may be retained initially by the depositor.][ In addition to retaining [[    ]% of] the beneficial interest in the issuing entity represented by the certificates, the Seller will retain or convey to an affiliate     % of each class of Notes in satisfaction of risk retention obligations of the sponsor.] [The Seller or its affiliate will retain the right to sell all or a portion of any retained notes, other than the notes retained to comply with the risk retention requirements set forth under “Credit Risk Retention”, at any time. The Seller or its affiliate may sell any notes retained for the purpose of complying with the credit risk retention requirements in the time frame set forth under “Credit Risk Retention.”]

The Seller has been advised by the underwriters that they propose initially to offer the Notes to the public at the applicable prices set forth on the cover page of this prospectus. After the initial public offering of the Notes, the public offering prices may change.

Until the distribution of the Notes is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the prices of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the prices of the Notes.

The underwriters may make short sales in the Notes being sold in connection with an offering (i.e., they sell more Notes than they are required to purchase in the offering). This type of short sale is commonly referred to as a “naked” short sale because the underwriters do not have an option to purchase these additional Notes in the offering. The underwriters must close out any naked short position by purchasing Notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover syndicate short sales may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes.

The underwriters may also impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase Notes in the open market to reduce the underwriters’ short position or to stabilize the price of such Notes, they may reclaim the amount of the selling concession from any underwriter or selling group member who sold those Notes as part of the offering.

In general, purchases of a Note for the purpose of stabilization or to reduce a short position could cause the price of the Note to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a Note to the extent that it were to discourage resales of the Note.

Neither the Seller nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Seller nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The underwriting discounts and commissions are set forth on the cover page of this prospectus. After the initial public offering of the Notes, these discounts and commissions may change. The selling concessions that the underwriters may allow to certain dealers and the discounts that such dealers may reallow to certain other dealers, expressed as a percentage of the principal amount of each class of Notes shall be as set forth below. In the event of sales to an affiliate, one or more of the underwriters may be required to forego a portion of the selling concession they would otherwise be entitled to receive.

	Selling Concessions not to exceed		Reallowance not to exceed
Class A-1 Notes		%		%
Class A-2 Notes		%		%
Class A-3 Notes		%		%
Class A-4 Notes		%		%
Class B Notes		%		%
Class C Notes		%		%
Class D Notes		%		%

The Notes are new issues of notes and there currently is no secondary market for the Notes. The underwriters for the Notes expect to make a secondary market for the related Notes, but will not be obligated to do so. We cannot assure you that a secondary market for the Notes will develop. If a secondary market for the Notes does develop, it might end at any time or it might not be sufficiently liquid to enable you to resell any of your Notes.

The Indenture Trustee may, from time to time, invest the funds in the Collection Account and the Reserve Account in investments acquired from or issued by the underwriters or their affiliates.

[In the ordinary course of business, the underwriters and their affiliates have engaged and may engage in investment banking and commercial banking transactions with CarMax Business Services and the Seller and their affiliates.]

As discussed under “Use of Proceeds” below, CarMax Business Services or its affiliates will use all or a portion of the net proceeds from the sale of the Notes to pay their respective existing indebtedness, including warehouse debt secured by the Receivables prior to the transfer of the Receivables to the Seller. Portions of such warehouse debt are owed to one or more of the underwriters or their affiliates or entities for which their affiliates act as administrator and/or provide liquidity lines.

CarMax Business Services and the Seller have agreed jointly and severally to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect thereof.

The closing of the sale of each class of Notes is conditioned on the closing of the sale of each other class of Notes.

Upon receipt of a request by an investor who has received an electronic prospectus from an underwriter or a request by such investor’s representative within the period during which there is an obligation to deliver a prospectus, the Seller or the underwriter will promptly deliver, without charge, a paper copy of this prospectus.

None of the sponsor, the Seller, the Servicer, the Trust or any underwriter makes any representation or agreement that it is undertaking or will have undertaken to comply with the requirements of the CRR, Solvency II or the AIFMD. Noteholders are responsible for analyzing their own regulatory position and are advised to consult with their own advisors regarding the suitability of the Notes for investment and compliance with the CRR, Solvency II and the AIFMD, as applicable.

USE OF PROCEEDS

The Seller will use the net proceeds from the sale of the Notes to pay CarMax Business Services for the Receivables. CarMax Business Services or its affiliates will use all or a portion of the net proceeds to pay their respective debts, including warehouse debt secured by the Receivables prior to the transfer of the Receivables to the Seller, and for general purposes. To the extent that such warehouse debt is owed to one or more of the underwriters or their affiliates or entities for which their affiliates act as administrator and/or provide liquidity lines, a portion of the proceeds that is used to pay warehouse debt will be paid to the underwriters or their respective affiliates.

CREDIT RISK RETENTION

General

[All or a portion of the Class [    ] Notes [may][will] be retained initially by the depositor. In general, any Notes owned by the Trust, the depositor, the Servicer or any of their respective affiliates will be entitled to benefits under such documents equally and proportionately to the benefits afforded other owners of Notes, except that such Notes will be deemed not to be outstanding for the purpose of determining whether the requisite percentage of Noteholders have given any request, demand, authorization, direction, notice, consent or waiver under such documents.]

The depositor will [also] retain the Certificates on the Closing Date.

[The following disclosure will be included for offerings of notes closing on or after December 24, 2016:]

[The risk retention regulations in Regulation RR require the sponsor, either directly or through its majority-owned affiliates, to retain an economic interest in the credit risk of the Receivables. The depositor is a wholly-owned affiliate of CarMax Business Services and will retain the required economic interest in the credit risk of the Receivables described below to satisfy the sponsor’s requirements under Regulation RR.] [The depositor may transfer all or a portion of the required retained interest to another majority-owned affiliate of CarMax Business Services [on or] after the Closing Date in accordance with Regulation RR.]

[CarMax Business Services intends to satisfy its obligation to retain credit risk by causing the depositor, its wholly owned subsidiary, to retain [an eligible vertical interest (“EVI”)] [an eligible horizontal residual interest (“EHRI”)] [a combination of an eligible horizontal residual interest (“EHRI”) and an eligible vertical interest (“EVI”)]. [CarMax Business Services intends to retain an EVI by retaining an amount equal to [    ]% of the principal amount of each class of the Notes and [    ]% of the beneficial interest in the Trust represented by the Certificates.] [CarMax Business Services intends to retain an EHRI by [depositing an amount equal to [    ]% of the Pool Balance as of the Cutoff Date into the risk retention reserve account] [retaining the Certificates for each Payment Date that the Notes are outstanding and held by parties that are not majority-owned affiliates of CarMax Business Services].] CarMax Business Services or its majority-owned affiliate will no longer be required to hold [the EVI] [or] [the EHRI] upon the latest to occur of the date on which the Pool Balance is less than or equal to 33% of the initial Pool Balance as of the Cutoff Date, the date on which the aggregate principal amount of the Notes is less than or equal to 33% of the initial aggregate principal amount of the Notes on the Closing Date and two years after the Closing Date. CarMax Business Services, the depositor and any of their affiliates may not hedge the retained interest during this period except as permitted under Regulation RR.]

[Retained Eligible Vertical Interest]

[In order to satisfy in part its risk retention obligations, on the Closing Date, the depositor or its affiliate will retain an amount equal to [    ]% of each class of the Notes and [    ]% of the beneficial interest in the Trust represented by the Certificates. CarMax Business Services, the depositor and any of their affiliates may not hedge the retained interest during the required holding period described above except as permitted under Regulation RR. In accordance with Regulation RR, if the amount of the EVI retained by the depositor on the Closing Date is materially different than the amount described above, the Servicer will include the retained percentage in the first monthly report.]

[By retaining the EVI, the depositor will be a Noteholder of [    ]% of each class of Notes and will be entitled to receive [    ]% of all payments of interest and principal made on each class of Notes and, if any class of Notes incurs losses, will bear [    ]% of those losses. Each class of Notes retained by the depositor as part of the EVI will have the same terms as all other Notes in that class, except that the Notes retained by the depositor will be deemed not to be outstanding for purposes of determining whether a required percentage of any class of Notes have taken any action under the Indenture or any other transaction document. For a description of the Notes and the credit enhancement available for the Notes, you should read “Description of the Notes”, including under “—Payments of Interest”, “—Payments of Principal” and “—Credit Enhancement”, under “Application of Available Funds”, including under “—Priority of Distributions (Pre-Acceleration)” and “—Priority of Distributions (Post-Acceleration)”, and under “The Indenture”, including under “—Events of Default” and “—Rights Upon Event of Default.”]

Retained Eligible Horizontal Residual Interest

[In order to satisfy in part its risk retention obligations, CarMax Business Services will cause the Trust to establish with the Indenture Trustee on the Closing Date an Eligible Deposit Account in the name of the Indenture Trustee for the benefit of the Noteholders. This [risk retention reserve account][Reserve Account] is structured to be an eligible horizontal cash reserve account and will be funded by the retention of a portion of the purchase price for the Notes offered by this prospectus on the Closing Date in the amount equal to $[    ]. [The risk retention reserve account will be established in addition to, and be administered separately from, the Reserve Account.] Until the interests of the Trust are paid in full or the Trust is dissolved, amounts on deposit in the [risk retention reserve account][Reserve Account] shall be released only in compliance with Rule 4(b)(3) of Regulation RR, including that funds on deposit in the [risk retention reserve account][Reserve Account] may not be used to pay amounts due and payable on the Notes held by CarMax Business Services or an affiliate of CarMax Business Services or to the Servicer for as long as CarMax Business Services or an affiliate of CarMax Business Services is the Servicer. For all other purposes, the [risk retention reserve account][Reserve Account] may be used to make any payments that are due as described under “Application of Available Funds” in this prospectus but are otherwise unpaid, including each of the Notes on the final scheduled distribution date to the extent collections on the Receivables are insufficient to make such payments. The material terms of the [risk retention reserve account][Reserve Account] are described in “Description of the Notes—Credit Enhancement—Reserve Account”.]

[The Certificates are structured to be an EHRI. In general, the residual interest represents the rights to the overcollateralization, amounts in the Reserve Account and excess spread not needed to make payments on the Notes or cover losses on the Receivables. Because the residual interest is subordinated to each class of Notes and is only entitled to amounts not needed on a Payment Date to make payments on the Notes or to make other required payments or deposits according to the priority of payments described in “Application of Available Funds,” the residual interest absorbs all losses on the Receivables by reduction of, first, the excess spread, second, the overcollateralization and, third, the amounts in the Reserve Account, before any losses are incurred by the Notes. The material terms of the Notes and Certificates are described in “Description of the Notes”, including under “—Payments of Interest”, “—Payments of Principal” and “—Credit Enhancement”, under “Application of Available Funds”, including under “—Priority of Distributions (Pre-Acceleration)” and “—Priority of Distributions (Post-Acceleration)”, under “The Trust Agreement” and under “The Indenture”, including under “—Events of Default” and “—Rights Upon Event of Default.”]

[The fair value of the Certificates will be equal to at least [5]% of the fair value of all classes of Notes and the Certificates as of the Closing Date. CarMax Business Services and the depositor will use a fair value methodology acceptable under generally accepted accounting principles to value the Certificates and each class of Notes. Inputs to this methodology will include:]

•	[a projected cumulative net loss rate, based on the [median] of expected losses as determined by the [rating agencies hired by CarMax Business Services to rate the Notes], which will assume that [ %] of losses occur in each of the [first [ ]] years after the closing date and [ %] of losses occur in the [ ] year after the closing date and subsequently;]

•	a prepayment assumption that the Receivables will prepay at a [ ]% ABS rate as described under “Maturity and Prepayment Considerations” in this prospectus; and

•	a discount rate applied to the cash flows or amounts to be paid on the Certificates of [ ]%.]

[Insert any other inputs and disclosure required by Rule 4(c)(1) of Regulation RR (17 CFR 264.4)] [In the event that a class of the Notes is divided into fixed and floating rate tranches, CarMax Business Services will adjust the fair value of that class of Notes to account for the final note balances, as well as the interest rates determined at pricing.]

CarMax Business Services developed these inputs and assumptions by considering the following factors:

•	experience with similar receivables, including prepayments, cumulative net losses and recoveries based on the information set forth in Appendix I for receivables similar to the Receivables sold to the Trust;

•	an analysis of the Receivables based on CarMax’s proprietary scoring models and other characteristics; and

•	current economic conditions, including yield curves and other market benchmarks.

[CarMax Business Services believes that the inputs and assumptions described above include the inputs and assumptions that could have a significant impact on the fair value calculation or a prospective Noteholder’s ability to evaluate the fair value calculation. The fair value of the Notes and the Certificates was calculated based on the assumptions described above, including the assumptions regarding the characteristics and performance of the Receivables that will differ from the actual characteristics and performance of the Receivables.]

[Assuming the Notes price at approximately the same rates as those set forth under “Maturity and Prepayment Considerations” in this prospectus, the approximate fair market value of the Certificates will be [equal to $    ][between $[    ] and $[    ]] as of the Closing Date, and in no event will be less than [5]% of the fair value of all of classes of Notes and Certificates as of the Closing Date.]

[CarMax Business Services will recalculate the fair value of the Notes and the Certificates following the closing date to reflect the issuance of the Notes and any changes in the methodology or inputs and assumptions described above. The fair value of the Certificates as a percentage of the sum of the fair value of the Notes and the Certificates and as a dollar amount will be included in the first monthly report, together with a description of any changes in the methodology or inputs and assumptions used to calculate the fair value.]

[For all offerings:] CarMax Business Services and the depositor will notify the Noteholders of any sale of the [Notes or] Certificates retained by CarMax Business Services, the Servicer or the depositor by causing such information to be disclosed in the periodic filings on Form 10-D.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CarMax Business Services is the sponsor of this securitization transaction and the servicer of the Receivables. CarMax Business Services is the sole equity member of the Seller. CarMax Business Services has caused the Seller to form the Trust, which will be the issuing entity for this securitization transaction.

[[            ], an underwriter for the Notes, [[            ], the [swap][cap] counterparty,] and [            ], the Indenture Trustee [and the Backup Servicer], are affiliates and engage in transactions with each other involving securitizations.]

RATINGS OF THE NOTES

The depositor expects that the Notes [(other than any Notes initially retained by the depositor)] will receive credit ratings from [two] NRSROs hired by the sponsor to rate the Notes.

The ratings of the Notes address the likelihood of the payment of principal and interest on the Notes according to their terms. The ratings assigned to the Notes do not represent any assessment of the likelihood that principal prepayments on the Receivables might differ from those originally anticipated or address the possibility that Noteholders might suffer a lower than anticipated yield. Each Rating Agency rating the Notes will monitor the ratings using its normal surveillance procedures. Each Rating Agency, in its discretion, may change, qualify or withdraw an assigned rating at any time as to any class of Notes. Any rating action taken by one Rating Agency may not necessarily be taken by the other Rating Agency. No transaction party will be responsible for monitoring any changes to the ratings on the Notes.

A security rating is not a recommendation to purchase, hold or sell securities and may be subject to revision or withdrawal at any time for any reason. No person or entity will be obligated to provide any additional credit enhancement with respect to the Notes. Any withdrawal of a rating may have an adverse effect on the liquidity and market price of the Notes.

LEGAL PROCEEDINGS

[We are not aware of any legal proceeding pending against CarMax Business Services, the Seller, the Trust, the Owner Trustee, the Indenture Trustee[, the Backup Servicer] [, the [swap][cap] counterparty] or the Servicer, or against the property of any such transaction party, that is not already described in this prospectus, that is material to this securitization transaction. We are not aware of any such legal proceeding contemplated by any governmental authority.]

[Describe any legal proceedings against the sponsor, the depositor, the owner trustee, the indenture trustee, the issuer or the servicer that are material to noteholders.]

SHELF COMPLIANCE STATEMENT

[To be included in each prospectus:]

CarMax Funding will have met the registration requirements of General Instruction I.A.1 of Form SF-3 by filing no later than the date of the filing of the final prospectus, and determining that each of its affiliated depositors and issuing entities have timely filed, or have cured by filing at least 90 days prior to the date hereof:

•	the CEO certification described above; and

•	the transaction documents containing the provisions described in “The Sale and Servicing Agreement—Investor Communications,” “—Dispute Resolution Procedures” and “The Asset Representations Review Agreement.”

LEGAL OPINIONS

Certain matters relating to the Notes, including certain federal income tax matters, will be passed upon for CarMax Business Services, the Servicer and the Seller by Kirkland & Ellis LLP, Chicago, Illinois. Certain legal matters relating to the issuance of the Notes will be passed upon for the underwriters by Mayer Brown LLP.

GLOSSARY OF TERMS

Set forth below is a list of the defined terms used in this prospectus.

“ABS” means the Absolute Prepayment Model which we use to measure prepayments on receivables and we describe under “Maturity and Prepayment Considerations—Hypothetical Decrement Tables and Weighted Average Lives of the Notes.”

“ABS Tables” means the tables captioned “Percent of Initial Note Principal Amount at Various ABS Percentages.”

“Additional Servicing Fee” means, with respect to any Collection Period, the excess of the servicing fee of any successor Servicer for such Collection Period over the Servicing Fee for such Collection Period.

“Administration Agreement” means the Administration Agreement, dated as of [            ], 20[    ], among the Administrator, the Trust and the Indenture Trustee, as amended or supplemented.

“Administrator” means CarMax Business Services, as administrator under the Administration Agreement, and its successors in such capacity.

“AIFMD” means Article 17 of the European Union Alternative Investment Fund Managers Directive (Directive 2011/61/EU) as supplemented by Section 5 of Chapter III of Commission Delegated Regulation (EU) No 231/2013.

“Available Collections” means, for any Distribution Date, the sum of the following amounts with respect to the related Collection Period (subject to the exclusions set forth below such amounts):

•	all obligor payments received with respect to the Receivables during the Collection Period;

•	all Liquidation Proceeds received with respect to the Receivables during the Collection Period;

•	all Simple Interest Advances made by the Servicer;

•	all interest earned on funds on deposit in the Collection Account during the Collection Period;

•	the Purchase Amount of each Receivable that became a Purchased Receivable during the Collection Period; and

•	all prepayments received with respect to the Receivables during the Collection Period attributable to any refunded item included in the amount financed of a Receivable, including amounts received as a result of rebates of extended service plan contract costs and insurance premiums and proceeds received under physical damage, theft, GAP, credit life and credit disability insurance policies;

provided, however, that Available Collections for any Distribution Date will exclude all payments and proceeds (including Liquidation Proceeds) received with respect to any Purchased Receivable the Purchase Amount of which has been included in Available Collections for a prior Collection Period, all payments received on any Receivable to the extent that the Servicer has previously made an unreimbursed advance with respect to such Receivable and is entitled to reimbursement from such payments, and all payments or other amounts (including Liquidation Proceeds) received with respect to such Receivable that is retained by the Servicer as reimbursement for unreimbursed advances; provided, further, however, that Available Collections for any Distribution Date will exclude any Supplemental Servicing Fees.

“Available Funds” means, for any Distribution Date, the sum of Available Collections, the Reserve Account Draw Amount [and the net amount, if any, paid to the Trust under the Interest Rate [Swap][Cap] on that Distribution Date].

[“Backup Servicer” means [                                        ], as backup servicer under the Sale and Servicing Agreement, and its successors in such capacity.]

[“Backup Servicer Fee” means a fee payable to the Backup Servicer on each Distribution Date for the related Collection Period for the performance of the Backup Servicer’s duties under the Sale and Servicing Agreement which is equal to the product of 1/12 of [            ]% and the Pool Balance as of the first day of that Collection Period (or as of the Cutoff Date in the case of the first Distribution Date), but not less than $[    ].]

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Benefit Plan Investor” means any:

•	“employee benefit plan” (as defined in Section 3(3) of ERISA) subject to the fiduciary requirements of ERISA;

•	“plan” described in Section 4975(e)(1) of the Internal Revenue Code, that is subject to Section 4975 of the Code, including individual retirement accounts and Keogh plans; or

•	entity whose underlying assets include “plan assets” within the meaning of the Plan Asset Regulation by reason an employee benefit plan’s or plan’s investment in such entity.

“Business Day” means a day other than a Saturday, a Sunday or a day on which banking institutions or trust companies in New York, New York; Wilmington, Delaware; Minneapolis, Minnesota; or Richmond, Virginia are authorized or obligated by law, executive order or governmental decree to be closed.

“CarMax” means the direct and indirect operating subsidiaries of CarMax, Inc. and their successors.

“CarMax Auto” means CarMax Auto Superstores, Inc., a Virginia corporation and a wholly-owned subsidiary of CarMax, Inc., and its successors.

“CarMax Auto Finance” means the financing unit of CarMax Business Services (formerly the financing unit of CarMax Auto).

“CarMax Business Services” means CarMax Business Services, LLC, a Delaware limited liability company and a wholly-owned indirect subsidiary of CarMax, Inc., and its successors.

“CarMax Funding” means CarMax Auto Funding LLC, a Delaware limited liability company of which CarMax Business Services is the sole member, and its successors.

“CarMax, Inc.” means CarMax, Inc., a Virginia corporation, and its successors.

“Certificate Payment Account” means the account established and maintained by the Servicer in the name of the Owner Trustee pursuant to the Sale and Servicing Agreement for the benefit of the Certificateholders.

“Certificateholders” means holders of record of the Certificates.

“Certificates” means the CarMax Auto Owner Trust 20[    ]-[    ] certificates.

“CFPB” has the meaning given to such term on page 26.

“Class A Notes” means the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes and the Class A-4 Notes.

“Class A-1 Notes” means the $[            ] aggregate principal amount of the Trust’s Class A-1     % Asset-backed Notes.

“Class A-2 Notes” means the $[            ] aggregate principal amount of the Trust’s Class A-2      % Asset-backed Notes.

“Class A-3 Notes” means the $[            ] aggregate principal amount of the Trust’s Class A-3      % Asset-backed Notes.

“Class A-4 Notes” means the $[            ] aggregate principal amount of the Trust’s Class A-4      % Asset-backed Notes.

“Class B Notes” means the $[            ] aggregate principal amount of the Trust’s Class B      % Asset-backed Notes.

“Class C Notes” means the $[            ] aggregate principal amount of the Trust’s Class C      % Asset-backed Notes.

“Class D Notes” means the $[            ] aggregate principal amount of the Trust’s Class D      % Asset-backed Notes.

“Clearstream” means Clearstream Banking, a société anonyme and a professional depository under the laws of Luxembourg.

“Closing Date” means the date on which the Notes are initially issued, which is expected to be [            ], 20[    ].

“Collection Account” means the account established and maintained by the Servicer in the name of the Indenture Trustee pursuant to the Sale and Servicing Agreement for the benefit of the Noteholders and the Certificateholders into which the Servicer is required to deposit collections on the Receivables and other amounts.

“Collection Period” means, with respect to any Distribution Date, the calendar month preceding the calendar month in which such Distribution Date occurs, except that the first Collection Period will be the period from but excluding the Cutoff Date to and including [            ], 20[    ].

“Consolidated Tangible Net Worth” means, as of any date, all amounts which, in conformity with generally accepted accounting principles, would be included under stockholder’s equity on the consolidated balance sheet of CarMax, Inc. as of such date; provided, however, that, in any event, such amounts shall be net of amounts carried on the consolidated financial statements of CarMax, Inc. for any write-up in the book value of any assets of CarMax, Inc. resulting from a revaluation thereof subsequent to February 28, 2009, treasury stock, intangible assets and indebtedness owing from officers, employees, shareholders or affiliates of CarMax, Inc. (but only if the aggregate amount of such indebtedness exceeds $1,000,000).

“consumer financial laws” has the meaning given to such term on page 27.

“Contract Rate” means the per annum interest borne by a Receivable.

“Controlling Class” means the Class A Notes as long as any Class A Notes are outstanding, thereafter the Class B Notes as long as any Class B Notes are outstanding, thereafter the Class C Notes as long as any Class C Notes are outstanding and thereafter the Class D Notes.

“CRR” means Articles 404-410 of Regulation (EU) No. 575/2013 of the European Parliament and of the Council of June 26, 2013, known as the the Capital Requirements Regulation.

“Cutoff Date” means the close of business on [            ], 20[    ].

“Defaulted Receivable” means a Receivable as to which:

•	any payment, or any part of any payment, due under such Receivable is 120 days or more delinquent as of the last day of any Collection Period (whether or not the Servicer has repossessed the related Financed Vehicle);

•	the Servicer has repossessed and sold the related Financed Vehicle; or

•	the Servicer has determined in accordance with its customary practices that such Receivable is uncollectible;

provided, however, that a Receivable will not be classified as a Defaulted Receivable until the last day of the Collection Period during which one of the foregoing events first occurs; and, provided further, that a Receivable purchased from the Trust by CarMax Business Services or the Seller will not be deemed to be a Defaulted Receivable.

“Definitive Notes” means Notes issued in fully registered, certificated form to Noteholders or their respective nominees, rather than to DTC or its nominee.

“Delinquent Receivable” has the meaning given to such term on page 108.

“Delinquency Trigger” means [    ]%.

“Depository” means DTC and any successor depository.

[“Designated LIBOR Page” means the display on Reuters Screen LIBOR01 Page or any successor service or any page as may replace the designated page on that service or any successor service that displays the London interbank rates of major banks for United States dollars.]

“Determination Date” means the ninth day of each month or, if the ninth day is not a Business Day, the following Business Day.

“Distribution Date” means the date on which the Trust will pay interest and principal on the Notes, which will be the [15th] day of each month or, if any such day is not a Business Day, the next Business Day, commencing [            ], 20[    ].

“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act (Pub. L. 111-203, H.R. 4173).

“DTC” means The Depository Trust Company and any successor depository.

“Eligible Deposit Account” means a segregated account with an Eligible Institution.

“Eligible Institution” means:

•	the corporate trust department of the Indenture Trustee or the Owner Trustee; or

•	a depository institution organized under the laws of the United States or any one of the states thereof or the District of Columbia (or any domestic branch of a foreign bank), (i) which has either a long-term unsecured debt rating acceptable to each Rating Agency or a short-term unsecured debt rating or certificate of deposit rating acceptable to each Rating Agency and (ii) whose deposits are insured by the FDIC.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Euroclear” means a professional depository operated by Euroclear Bank, S.A./N.V.

“Event of Default” means an event of default under the Indenture, as described under “The Indenture—Events of Default” in this prospectus.

“Event of Servicing Termination” means an event of servicing termination under the Sale and Servicing Agreement, as described under “The Sale and Servicing Agreement—Events of Servicing Termination” in this prospectus.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Final Scheduled Distribution Date” means, for each class of Notes, the related date set forth in “Description of the Notes—Payments of Principal—Final Scheduled Distribution Dates” in this prospectus or, if any such date is not a Business Day, the next succeeding Business Day.

“Financed Vehicle” means a new or used motor vehicle financed by a Receivable.

“Fiscal Quarter” means a fiscal quarter of a Fiscal Year.

“Fiscal Year” means the fiscal year of CarMax, which period is the 12-month period ending on the last day in February in each year.

“Foreign Person” means a nonresident alien, foreign corporation or other non-United States Person.

“Indenture” means the Indenture, dated as of [            ], 20[    ], between the Trust and the Indenture Trustee, as amended or supplemented.

“Indenture Trustee” means [                                        ], a [            ], acting not in its individual capacity but solely as indenture trustee under the Indenture, and its successors in such capacity.

“Interest Carryover Shortfall Amount” means, with respect to any Distribution Date and a class [or tranche] of Notes, the excess, if any, of the Interest Distributable Amount for that class [or tranche] of Notes on the immediately preceding Distribution Date over the amount in respect of interest that is actually deposited in the Note Payment Account with respect to that class [or tranche] of Notes on that preceding Distribution Date, plus, to the extent permitted by applicable law, interest on the amount of interest due but not paid to holders of that class [or tranche] of Notes on that preceding Distribution Date at the applicable Interest Rate.

“Interest Distributable Amount” means, with respect to any Distribution Date and a class [or tranche] of Notes, the sum of the Monthly Interest Distributable Amount and the Interest Carryover Shortfall Amount for that class [or tranche] of Notes for that Distribution Date.

“Interest Period” means:

•	with respect to any Distribution Date and the Class A-1 Notes [and any class or tranche of floating rate Notes], the period from, and including, the prior Distribution Date (or from, and including, the Closing Date with respect to the first Distribution Date) to, but excluding, the current Distribution Date; and

•	with respect to any Distribution Date and any class [or tranche] of [fixed rate] Notes other than the Class A-1 Notes, the period from, and including the [15th] day of the month of the prior Distribution Date (or from, and including, the Closing Date with respect to the first Distribution Date) to, but excluding, the [15th] day of the month of the current Distribution Date.

“Interest Rate” means, with respect to any class [or tranche] of Notes, the interest rate for that class [or tranche] set forth under “Description of the Notes—Payments of Interest.”

[“Interest Rate [Swap][Cap]” means, the interest rate [swap][cap]agreement, consisting of the ISDA Master Agreement, the schedule thereto, the credit support annex thereto, if applicable, and a confirmation corresponding to each class or tranche of floating rate Notes between the Trust and the [swap][cap]counterparty in effect on the Closing Date, as amended, supplemented or replaced.]

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“IRS” means the Internal Revenue Service.

[“LIBOR” means, for any Interest Period, the rate per annum of deposits in United States dollars having a one-month maturity that appears on the Designated LIBOR Page at approximately 11:00 a.m., London time, two London business days prior to the Distribution Date immediately preceding the Distribution Date to which such

Interest Period related (or, in the case of the initial Distribution Date, two London business days prior to the Closing Date) (each, a “LIBOR Determination Date”); provided, however, that, for the first Interest Period, LIBOR means an interpolated rate for deposits based on London interbank offered rates for deposits in United States dollars for a period that corresponds to the actual number of days in the first Interest Period. Notwithstanding the foregoing, in the event that no rate for one-month dollar deposits appears on the Designated LIBOR Page on the applicable LIBOR Determination Date, then LIBOR shall be the arithmetic mean (rounded upwards to the nearest one-sixteenth of 1%) of the rates at which one-month dollar deposits are offered to prime banks in the London interbank market by four major banks in that market selected by the Indenture Trustee as of the LIBOR Determination Date and time specified above. If fewer than two quotations are provided by such banks, then LIBOR shall be the arithmetic mean (rounded upwards as above) of the rates at which one month loans in United States dollars are offered to leading European banks by three major banks in New York City selected by the Indenture Trustee as of 11:00 a.m., New York City time, on the applicable LIBOR Determination Date. If no such quotation can be obtained, LIBOR for such Interest Period will be LIBOR for the prior Interest Period.]

“Liquidation Proceeds” means all amounts received by the Servicer, from whatever source, with respect to any Defaulted Receivable, net of the sum of expenses incurred by the Servicer in connection with collection of such Receivable and the repossession and disposition of the related Financed Vehicle (to the extent not previously reimbursed to the Servicer) plus any payments required by law to be remitted to the obligor.

“Monthly Interest Distributable Amount” means, with respect to any Distribution Date and any class [or tranche] of Notes, the interest due on that class [or tranche] of Notes for the related Interest Period calculated based on the principal amount of that class [or tranche] of Notes on the preceding Distribution Date, after giving effect to all payments of principal to holders of that class [or tranche] of Notes on or prior to that Distribution Date, or, in the case of the first Distribution Date, on the original principal amount of that class [or tranche] of Notes.

[“Monthly Swap Payment Amount” means, with respect to any Distribution Date, the amount, if any, payable by the Trust under the Interest Rate Swap on that Distribution Date other than Swap Termination Payment Amount.]

“Note Balance” means, at any time, the aggregate principal amount of all Notes Outstanding at such time.

“Note Registrar” means the registrar for the purpose of registering Notes and transfers of Notes as provided in the Indenture, initially the Indenture Trustee.

“Note Payment Account” means the account established and maintained by the Servicer in the name of the Indenture Trustee pursuant to the Sale and Servicing Agreement for the benefit of the Noteholders.

“Noteholders” means holders of record of the Notes.

“Notes” means the Class A-1 Notes, the Class A-2 Notes, the Class A-3 Notes, the Class A-4 Notes, the Class B Notes, the Class C Notes and the Class D Notes.

“NRSRO” means nationally recognized statistical rating organization.

“OLA” means the Orderly Liquidation Authority.

“Optional Purchase Right” means the Servicer’s right to purchase all outstanding Receivables from the Trust on any Distribution Date following the last day of a Collection Period as of which the Pool Balance is equal to or less than [10]% of the Pool Balance as of the Cutoff Date.

“Outstanding” means, as of any Distribution Date, all Notes authenticated and delivered under the Indenture except:

•	Notes canceled by the Note Registrar or delivered to the Note Registrar for cancellation;

•	Notes or portions of Notes the payment for which money in the necessary amount has been deposited with the Indenture Trustee or any Paying Agent in trust for the holders of Notes; provided, however, that if the Notes are to be redeemed, notice of such redemption must have been given pursuant to the Indenture or provision for such notice must have been made in a manner satisfactory to the Indenture Trustee; and

•	Notes in exchange for or in lieu of which other Notes have been authenticated and delivered pursuant to the Indenture unless proof satisfactory to the Indenture Trustee is presented that any such Notes are held by a protected purchaser (as defined in the UCC); provided, however, that in determining whether the holders of the requisite principal amount of the Notes Outstanding have given any request, demand, authorization, direction, notice, consent or waiver hereunder or under any transaction document, Notes owned by the Trust, any other obligor upon the Notes, the depositor, the Seller, the Servicer or any affiliate of any of the foregoing persons shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Indenture Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver, only Notes that a responsible officer knows to be so owned shall be so disregarded. Notes so owned that have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Indenture Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Trust, any other obligor upon the Notes, the depositor, the Seller, the Servicer or any affiliate of any of the foregoing persons.

“Overcollateralization Target Amount” means, with respect to any Distribution Date, [[    ]% of the Pool Balance as of the Cutoff Date.] [the greater of:

•	[ ]% of the Pool Balance as of the last day of the related Collection Period; and

•	[ ]% of the Pool Balance as of the Cutoff Date.]

“Owner Trustee” means [            ], a [            ], acting not in its individual capacity but solely as owner trustee under the Trust Agreement, and its successors in such capacity.

“Paying Agent” means the Indenture Trustee or any other person eligible under the Indenture.

“Permitted Investments” means:

•	direct obligations of, and obligations fully guaranteed as to timely payment by, the United States or its agencies;

•	demand deposits, time deposits, certificates of deposit or bankers’ acceptances of certain depository institutions or trust companies having the highest rating from each Rating Agency;

•	commercial paper having, at the time of such investment, the highest rating from each Rating Agency;

•	investments in money market funds having the highest rating from each Rating Agency;

•	repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States or its agencies, in either case entered into with a depository institution or trust company having the highest rating from each Rating Agency; and

•	any other investment acceptable to each Rating Agency.

Permitted Investments are generally limited to obligations or securities that mature on or before the Business Day preceding the Distribution Date in the Collection Period following the Collection Period in which the investment is made.

“Pool Balance” means, as of any date, the aggregate Principal Balance of the Receivables as of that date.

“Plan Asset Regulation” means a regulation, 29 C.F.R. Section 2510.3-101, issued by the Department of Labor, as modified by Section 3(42) of ERISA.

“Primary Underwriting Program” means the program by which receivables are originated under the underwriting procedures described under “The CarMax Business—Underwriting Procedures” in this prospectus.

“Principal Balance” means, with respect to any Receivable as of any date, the amount financed under such Receivable minus the sum of:

•	that portion of all scheduled payments actually received on or prior to such date allocable to principal using the simple interest method (to the extent collected); plus

•	any rebates of extended service plan contract costs or physical damage, theft, GAP, credit life or credit disability insurance premiums included in the amount financed; plus

•	any full or partial prepayment applied to reduce the unpaid principal balance of such Receivable;

provided, however, that the Principal Balance of a Defaulted Receivable will be zero as of the last day of the Collection Period during which it became a Defaulted Receivable and the Principal Balance of a Purchased Receivable will be zero as of the last day of the Collection Period during which it became a Purchased Receivable.

“Priority Principal Distributable Amount” means, with respect to any Distribution Date, the excess, if any, of the principal amount of the Class A Notes on that Distribution Date (before giving effect to any payments made to holders of the Notes on that Distribution Date) over the Pool Balance as of the last day of the related Collection Period; provided, however, that, on and after the Final Scheduled Distribution Date for any class of Class A Notes, the Priority Principal Distributable Amount will not be less than the amount that is necessary to reduce the outstanding amount of that class of Class A Notes to zero.

“Purchase Amount” means the price at which the Seller or the Servicer must purchase a Receivable, which price equals the Principal Balance plus interest accrued thereon at the Contract Rate specified in the Receivable to but excluding the Distribution Date on which such repurchase occurs.

“Purchased Receivable” means a Receivable repurchased from the Trust by the Seller or the Servicer because of a breach of a representation, warranty or servicing covenant under the Sale and Servicing Agreement.

“Quaternary Principal Distributable Amount” means, with respect to any Distribution Date, (i) the excess, if any, of the sum of the principal amount of the Class A Notes, the Class B Notes, the Class C Notes and the Class D Notes on that Distribution Date (before giving effect to any payments made to the holders of the Notes on that Distribution Date) over the Pool Balance as of the last day of the related Collection Period minus (ii) the sum of the Priority Principal Distributable Amount, the Secondary Principal Distributable Amount and the Tertiary Principal Distributable Amount, in each case for that Distribution Date; provided, however, that, on and after the Final Scheduled Distribution Date for the Class D Notes, the Quaternary Principal Distributable Amount will not be less than the amount that is necessary to reduce the outstanding amount of the Class D Notes to zero.

“Rating Agency” means each of the [two] nationally recognized statistical rating organizations hired by the sponsor to assign ratings to the Notes.

“Rating Agency Condition” means, with respect to any action, a condition that is satisfied if the person requesting such action (i) delivers a letter from each Rating Agency to the Depositor, the Seller, the Servicer, the Indenture Trustee and the Owner Trustee to the effect that such action will not result in a reduction or withdrawal of the then-current rating assigned by such Rating Agency to any class of Notes or (ii) provides ten (10) Business Days’ prior written notice of such action to each Rating Agency and such Rating Agency has not notified the Depositor, the Seller, the Servicer, the Indenture Trustee and the Owner Trustee in writing that such action will result in a reduction or withdrawal of the then-current rating assigned by such Rating Agency to any class of Notes.

“Receivables” means the motor vehicle retail installment sale contracts transferred by the Seller to the Trust.

“Receivables Purchase Agreement” means the Receivables Purchase Agreement, dated as of [            ], 20[    ], between CarMax Business Services and the Seller, as amended or supplemented.

“Record Date” means, with respect to any Distribution Date, the Business Day preceding that Distribution Date or, if the related Notes are issued as definitive securities, the last Business Day of the preceding month.

“Regular Principal Distributable Amount” means, with respect to any Distribution Date, an amount equal to the lesser of (i) the aggregate principal amount of the Notes on that Distribution Date (before giving effect to any payments made to holders of the Notes on that Distribution Date) and (ii) an amount equal to:

•	the excess, if any, of the sum of the aggregate principal amount of the Notes on that Distribution Date (before giving effect to any payments made to holders of the Notes on that Distribution Date) and the Overcollateralization Target Amount over the Pool Balance as of the last day of the related Collection Period; minus

•	the sum of the Priority Principal Distributable Amount, the Secondary Principal Distributable Amount, the Tertiary Principal Distributable Amount and the Quaternary Principal Distributable Amount, if any, in each case for that Distribution Date.

“Regulation RR” means 17 C.F.R. Part 246.

“Related Fiscal Quarter” means:

•	for any Distribution Date occurring in August, September or October, the Fiscal Quarter ending on the last day of the preceding May;

•	for any Distribution Date occurring in November, December or January, the Fiscal Quarter ending on the last day of the preceding August;

•	for any Distribution Date occurring in February, March or April, the Fiscal Quarter ending on the last day of the preceding November; and

•	for any Distribution Date occurring in May, June or July, the Fiscal Quarter ending on the last day of the preceding February.

“Required Payment Amount” means, for any Distribution Date, the aggregate amount to be applied on that Distribution Date in accordance with clauses (1) through (10) under “Application of Available Funds—Priority of Distributions (Pre-Acceleration)”; provided, that such amounts the Required Payment Amount shall not include any amounts payable to CarMax Business or any of its affiliates in respect of amounts owing to the Servicer or any Noteholder to the extent that CarMax Business or any of its affiliates is the Servicer or a Noteholder].”

“Required Reserve Account Amount” means, for any Distribution Date, the lesser of $[            ] [(based upon the pool balance as of the Statistical Calculation Date of $[            ], which is subject to upward or downward revision based upon the size of the final pool of Receivables)] and the aggregate principal amount of the Notes; provided, however, that the Required Reserve Account Amount will be zero if the Pool Balance as of the last day of the related Collection Period is zero.

“Reserve Account” means the account established and maintained by the Servicer in the name of the Indenture Trustee pursuant to the Sale and Servicing Agreement into which the Reserve Account Initial Deposit will be deposited and with respect to which the Indenture Trustee will make the other deposits and withdrawals specified in this prospectus.

“Reserve Account Amount” means, for any Distribution Date, the amount on deposit in and available for withdrawal from the Reserve Account after giving effect to all deposits to and withdrawals from the Reserve Account on the preceding Distribution Date (or in the case of the first Distribution Date, the Closing Date), including net investment earnings earned on amounts on deposit therein during the related Collection Period.

“Reserve Account Draw Amount” means, for any Distribution Date, the lesser of:

•	the amount, if any, by which the Required Payment Amount for that Distribution Date exceeds the Available Collections [plus [net] amounts, if any, received by the Trust under the Interest Rate [Swap][Cap]] for that Distribution Date; and

•	the Reserve Account Amount for that Distribution Date;

[provided, that, the Reserve Account Draw Amount will be reduced by any amounts owing to CarMax Business Services or any Affiliate of CarMax Business Services to the extent such Person is the Servicer, a Noteholder or a Note Owner);] provided, however, that, if on the last day of the related Collection Period the Pool Balance is zero, the Reserve Account Draw Amount for that Distribution Date will equal the Reserve Account Amount for that Distribution Date.

“Reserve Account Initial Deposit” means $[            ] [(based upon the pool balance as of the Statistical Calculation Date of $[            ], which is subject to upward or downward revision based upon the size of the final pool of Receivables)].

“Sale and Servicing Agreement” means the Sale and Servicing Agreement, dated as of [            ], 20[    ], among the Trust, the Seller and the Servicer, as amended or supplemented.

“SEC” means the Securities and Exchange Commission and its successors.

“Secondary Principal Distributable Amount” means, with respect to any Distribution Date, (i) the excess, if any, of the sum of the principal amount of the Class A Notes and the Class B Notes on that Distribution Date (before giving effect to any payments made to holders of the Notes on that Distribution Date) over the Pool Balance as of the last day of the related Collection Period minus (ii) the Priority Principal Distributable Amount for that Distribution Date; provided, however, that, on and after the Final Scheduled Distribution Date for the Class B Notes, the Secondary Principal Distributable Amount will not be less than the amount that is necessary to reduce the outstanding amount of the Class B Notes to zero.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” means CarMax Funding.

[“Senior Swap Termination Payment Amount” means any Swap Termination Payment Amount other than a Subordinate Swap Termination Payment Amount.]

“Servicer” means CarMax Business Services, acting in its capacity as servicer of the Receivables under the Sale and Servicing Agreement, and its successors in such capacity.

“Servicing Fee” means a fee payable to the Servicer on each Distribution Date for the related Collection Period for servicing the Receivables which is equal to the product of 1/12 of 1.00% and the Pool Balance as of the first day of that Collection Period (or as of the Cutoff Date in the case of the first Distribution Date).

“Short-Term Note” means a Note that has a fixed maturity date of not more than one year from the issue date of such Note.

“Simple Interest Advance” means, with respect to a Receivable payment of which, as of the last day of the related Collection Period, was due but unpaid, an amount equal to the amount of interest that would have been paid during the related Collection Period at its Contract Rate, assuming that such Receivable is paid on its due date, minus the amount of interest actually received on such Receivable during the related Collection Period.

“Simple Interest Receivable” means a Receivable that provides for the amortization of the amount financed under such Receivable over a series of fixed level payment monthly installments.

“Solvency II” means Article 135(2) of the European Union Solvency II Directive 2009/138/EC (as supplemented by Articles 254-257 of Commission Delegated Regulation (EU) No 2015/35).

“Special Unrated Servicer Tangible Net Worth Event” means, for any Distribution Date, the failure of CarMax, Inc. to have, as of the last day of the Related Fiscal Quarter, a Consolidated Tangible Net Worth of at least $1,000,000,000.

[“Statistical Calculation Date” means the close of business on [            ], 20[    ], the date used in preparing the statistical information presented in this prospectus.]

[“Subordinate Swap Termination Payment Amount” means any Swap Termination Payment Amount resulting from a termination where the swap counterparty is the Defaulting Party or the sole Affected Party (as defined in the Interest Rate Swap) other than terminations arising from a Tax Event or Illegality (as defined in the Interest Rate Swap) together with any other unpaid amount due and payable by the Trust to the swap counterparty pursuant to the Interest Rate Swap.]

“Supplemental Servicing Fees” means any late, prepayment and other administrative fees and expenses collected during a Collection Period.

[“Swap Termination Payment Amount” means any amount due to the swap counterparty from the Trust in respect of an early termination date of the Interest Rate Swap.]

“Tertiary Principal Distributable Amount” means, with respect to any Distribution Date, (i) the excess, if any, of the sum of the principal amount of the Class A Notes, the Class B Notes and the Class C Notes on that Distribution Date (before giving effect to any payments made to the holders of the Notes on that Distribution Date) over the Pool Balance as of the last day of the related Collection Period minus (ii) the sum of the Priority Principal Distributable Amount and the Secondary Principal Distributable Amount, in each case for that Distribution Date; provided, however, that, on and after the Final Scheduled Distribution Date for the Class C Notes, the Tertiary Principal Distributable Amount will not be less than the amount that is necessary to reduce the outstanding amount of the Class C Notes to zero.

“Trust” means CarMax Auto Owner Trust 20[    ]-[    ], and its successors.

“Trust Accounts” means the Collection Account, the Note Payment Account, the Certificate Payment Account and the Reserve Account.

“Trust Agreement” means the Amended and Restated Trust Agreement, dated as of [            ], 20[    ], between the Seller and the Owner Trustee, as amended or supplemented.

“UCC” means the Uniform Commercial Code in effect in the applicable jurisdiction.

“United States Person” generally means a person that is for United States federal income tax purposes a citizen or resident of the United States, a corporation or partnership (including an entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to the United States federal income tax regardless of its source or the Trust if:

•	a court within the United States is able to exercise primary supervision over the administration of the Trust and one or more United States persons have the authority to control all substantial decisions of the Trust; or

•	the Trust has a valid election in effect under applicable Treasury regulations to be treated as a United States Person.

“Unreimbursed Servicer Advance” means a Simple Interest Advance which the Servicer determines in its sole discretion is nonrecoverable.

Annex I

STATIC POOL INFORMATION

This Annex I sets forth in tabular format static pool information of specified pools of motor vehicle retail installment sale contracts securitized by CarMax Business Services during the last five years. The information in this Annex consists of summary information about the original characteristics of the prior securitized pools, delinquency data, cumulative net losses and prepayments for the prior securitized pools [and graphical presentation of the data]. The characteristics of receivables included in the static pool data below, as well as the social, economic and other conditions existing at the time when those receivables were originated and repaid, may vary materially from the characteristics of the Receivables in the transaction described in the prospectus and the social, economic and other conditions existing at the time when the Receivables in the transaction described in the prospectus were originated and those that will exist in the future when the Receivables in the transaction described in the prospectus are required to be repaid. Losses, prepayments and delinquencies for the pool of Receivables in the transaction described in the prospectus may differ from the information shown below for prior securitized pools.

[Insert disclosure required by Item 1105, including appropriate introductory and explanatory information to introduce the characteristics, the methodology used in determining or calculating the characteristics and any terms or abbreviations used. Include a description of how the specified pools differ from the pool underlying the securities being offered, such as the extent to which the pool underlying the securities being offered was originated with the same or differing underwriting criteria, loan terms, and risk tolerances than the specified pools presented.]

[The delinquency, cumulative static net loss and ABS speed information in this Annex I will be presented in graphical format to the extent such presentation would aid in the understanding of the table data.]

Pool Summaries

CarMax Auto Owner Trusts

	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
Pool Balance
Number of Receivables
Average Principal Balance
Range of Principal Balances
Weighted Average Contract Rate
Range of Contract Rates
Weighted Average Remaining Term
Range of Remaining Terms
Weighted Average Original Term
Range of Original Terms
Weighted Average FICO® Score(1)
Range of FICO® Scores(1)
>90% of FICO® scores fall between(1)
% of Pool Balance with zero FICO®
Product Type: New Vehicle %
Product Type: Used Vehicle %
Geographic Distribution:
(top 5 states)

(1)	Reflects only receivables with obligors that have a FICO® score at the time of application. The FICO® score with respect to any receivable with co-obligors is calculated as the average of each obligor’s FICO® score at the time of application.

A-I-1

DELINQUENCIES(1)

CarMax Auto Owner Trusts

Months since Cut-off Date	Past Due	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
[ ]	31 to 60
61 to 90
91 to 120
121+
Total

(1)	The amounts included in the table represent principal amounts only and include unsold repossessed vehicles and overdue accounts in bankruptcy which are less than 120 days past due. The delinquency periods included in the table are calculated based on the number of days a payment is contractually past due. All receivables are written off not later than the last business day of the month during which they become 120 days delinquent.

A-I-2

CUMULATIVE STATIC NET LOSSES(1)

CarMax Auto Owner Trusts

Months Since Cutoff Date	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	2[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
25
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49

(1)	The amounts included in the table represent the difference between charged off amounts and the total amount recovered on such charged off contracts, divided by the initial pool balance.

A-I-3

ABS SPEEDS(1)

CarMax Auto Owner Trusts

Months Since Cutoff Date	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]	20[ ]-[ ]
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
21
22
23
25
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
49

(1)	The ABS Speed is a measurement of the non-scheduled amortization of the pool of receivables and is derived by calculating a monthly single month mortality rate, or SMM, which is the sum of the non-scheduled reduction in the pool of receivables, including prepayments and defaults, divided by the beginning of month pool balance less any scheduled payments. The scheduled principal is calculated by rounding the remaining term to the nearest whole number and assumes that the receivables have been aggregated into one pool. The non-scheduled amortization is assumed to be the difference between the beginning pool balance less the scheduled principal minus the actual ending pool balance. The SMM is converted into the ABS Speed by dividing (a) the product of one-hundred and the SMM by (b) the sum of (i) one-hundred and (ii) the SMM multiplied by the age of the pool, in months, minus one. The age of the pool is assumed to be the weighted average age of the pool as of the cutoff date (rounded to the nearest whole number) plus the number of months since the cutoff date, where the SMM is expressed as a percent (i.e., as 1.00 as opposed to 0.01).

A-I-4

CarMax Auto Owner Trust 20[    ]-[    ]

CarMax Business Services, LLC

Sponsor and Servicer

CarMax Auto Funding LLC

Depositor and Seller

$	[ ]	%	Class A-1 Asset-backed Notes
$	[ ]	%	Class A-2 Asset-backed Notes
$	[ ]	%	Class A-3 Asset-backed Notes
$	[ ]	%	Class A-4 Asset-backed Notes
$	[ ]	%	Class B Asset-backed Notes
$	[ ]	%	Class C Asset-backed Notes
$	[ ]	%	Class D Asset-backed Notes

PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. CarMax Auto Funding LLC has not authorized anyone to provide you with additional or different information. CarMax Auto Funding LLC is not offering the notes in any state in which the offer is not permitted.

Dealers will deliver a prospectus when acting as underwriters of the notes and with respect to their unsold allotments or subscriptions. If requested, all dealers selling the notes will deliver a prospectus until 90 days after the date of this prospectus.

Joint Bookrunners of the Class A, B, C and D Notes

[ ]	[ ]	[ ]

Co-Managers of the Class A Notes

[ ]	[ ]	[ ]

[            ], 20[    ]

Part II

Information not Required in Prospectus

Item 12.	Other Expenses of Issuance and Distribution.

The following is an itemized list of the estimated expenses to be incurred in connection with the offering of the securities being registered hereunder, other than underwriting discounts and commissions:

SEC registration fee(1)	$1,510,500
Legal fees and expenses	1,500,000
Accounting fees and expenses	900,000
Rating Agency fees	6,000,000
Trustees’ fees and expenses	400,000
Printing expenses	150,000
Miscellaneous expenses	100,000

Total	$10,560,500

(1)	A registration fee in the amount of $504,407.20 has been carried forward and applied pursuant to Rule 457(p) of the Securities Act of 1933 against the first $5,009,008,937.44 in securities registered. The registration fee for any additional securities has been estimated for purposes of this table and is deferred in accordance with Rules 456(c) and 457(s) of the Securities Act of 1933.

Item 13.	Indemnification of Directors and Officers.

Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to the standards and restrictions, if any, as are described in its limited liability company agreement, a limited liability company may, and shall have the power to, indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever.

CarMax Auto Funding LLC (the “Registrant”) was formed under the laws of the State of Delaware and has undertaken in its limited liability company agreement to indemnify, to the maximum extent permitted by the Delaware Limited Liability Company Act as from time to time amended, any currently acting or former manager, director, officer, employee and agent of the Registrant against any and all liabilities incurred in connection with their services in such capacities.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to managers, directors, officers, employees, agents and controlling persons of the Registrant pursuant to the foregoing, the Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

The Registrant also maintains insurance providing for payment, subject to certain exceptions, on behalf of officers and directors of the Registrant of money damages incurred as a result of legal actions instituted against them in their capacities as such officers or directors (whether or not such person could be indemnified against such liabilities under the Delaware Limited Liability Company Act).

Under the terms of the proposed form of Underwriting Agreement, the underwriters have undertaken in certain circumstances to indemnify certain controlling persons of the Registrant, including its officers and directors, against liabilities incurred under the Securities Act of 1933, as amended. The Registrant has been advised that in the opinion of the Securities and Exchange Commission this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 14.	Exhibits.

A list of exhibits filed herewith or incorporated by reference is contained in the Exhibit Index which is incorporated herein by reference.

Item 15.	Undertakings.

(a) As to Rule 415: The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement; provided further, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment is provided pursuant to Item 1100(c) of Regulation AB (§ 229.1100(c));

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) If the Registrant is relying on Rule 430D of the Securities Act:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) and (h) of the Securities Act shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) of the Securities Act as part of a registration statement in reliance on Rule 430D relating to an offering made pursuant to Rule 415(a)(1)(vii) or (xii) of the Securities Act for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430D, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) If the registrant is relying on Rule 430D under the Securities Act with respect to any offering of securities registered on Form SF-3, to file the information previously omitted from the prospectus filed as part of an effective registration statement in accordance with Rules 424(h) and 430D under the Securities Act.

(b) As to documents subsequently filed that are incorporated by reference:

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) As to indemnification:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) As to Rule 430A: The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) As to qualification of trust indentures under the Trust Indenture Act of 1939 for delayed offerings:

The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection(a) of Section 310 of the Trust Indenture Act of 1939, as amended, in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939.

(f) As to filings regarding asset-backed securities incorporating by reference subsequent Exchange Act documents by third parties:

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Exchange Act of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SF-3 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Goochland, the Commonwealth of Virginia, on the 8th day of January, 2016.

CARMAX AUTO FUNDING LLC

By:	/s/ Thomas W. Reedy
Thomas W. Reedy President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Thomas W. Reedy Thomas W. Reedy	Director and President (Principal Executive Officer and Principal Financial Officer)	January 8, 2016

* Natalie L. Wyatt	Director and Controller (Principal Accounting Officer)	January 8, 2016

* Eric M. Margolin	Director	January 8, 2016

* Bernard J. Angelo	Director	January 8, 2016

* Frank B. Bilotta	Director	January 8, 2016

*By:	/s/ Thomas W. Reedy
Thomas W. Reedy Attorney-in-Fact

*	The undersigned, by signing his name hereto, does hereby sign this Amendment No. 3 to Registration Statement on behalf of the above indicated officer or director of the registrant pursuant to the Power of Attorney signed by such officer or director.

Exhibit Index

Exhibit Index	Description

1.1	Form of Underwriting Agreement.***

3.1	Certificate of Formation of the Registrant (incorporated by reference to Registrant’s Amendment No. 1 to Form S-3, Registration File Number 333-10792, filed on September 26, 2003).*

3.2	Amended and Restated Limited Liability Company Agreement of the Registrant (incorporated by reference to Registrant’s Form S-3, Registration File Number 333-127189, filed on August 4, 2005).*

4.1	Form of Indenture between the Issuing Entity and the Indenture Trustee (including form of Notes).***

4.2	Form of Trust Agreement between the Depositor and the Owner Trustee.***

5.1	Opinion of Kirkland & Ellis LLP with respect to legality.***

8.1	Opinion of Kirkland & Ellis LLP with respect to certain tax matters.***

23.1	Consent of Kirkland & Ellis LLP (included as part of Exhibits 5.1 and 8.1).***

24.1	Power of Attorney (included on signature page).**

25.1	Statement of Eligibility on Form T-1 of the Indenture Trustee.*****

36.1	Form of Depositor CEO Certification.***

99.1	Form of Sale and Servicing Agreement among the Issuing Entity, Depositor[,] [and] the Servicer [and the Backup Servicer].****

99.2	Form of Receivables Purchase Agreement between CarMax Business Services, LLC and the Depositor.***

99.3	Form of Administration Agreement among the Issuing Entity, the Administrator and the Indenture Trustee.***

99.4	Form of Asset Representations Review Agreement among the Asset Representations Reviewer, the Servicer and the Issuing Entity.***

102.1	Asset data file.******

103.1	Asset related documents.******

*	Previously filed; incorporated by reference.
**	Previously filed on October 7, 2015.
***	Previously filed on December 1, 2015.
****	Previously filed on December 21, 2015.
*****	To be filed pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 at the time of an offering of notes.
******	For any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.